

2022

ANNUAL REPORT

BUILDING FOR THE FUTURE

Provident
Financial Services, Inc.

Provident Financial Services, Inc. is the holding company for Provident Bank. Established in 1839, Provident Bank emphasizes "Commitment You Can Count On" in attending to the financial needs of businesses, individuals and families throughout northern and central New Jersey, eastern Pennsylvania, and Nassau and Queens Counties in New York. The Bank offers a broad array of deposit, loan and investment products, as well as wealth management, trust and fiduciary services through its wholly owned subsidiary, Beacon Trust Company, and insurance services through its wholly owned subsidiary, Provident Protection Plus, Inc.

Financial Highlights

(In thousands, except branch data, per share data and percent data)

At December 31,	2022	2021	2020
Total assets	$13,783,436	$13,781,202	$12,919,741
Net loans outstanding	10,160,860	9,500,884	9,721,424
Held to maturity debt securities	387,923	436,150	450,965
Available for sale debt securities	1,803,548	2,057,851	1,105,489
Deposits	10,563,024	11,234,012	9,837,829
Borrowed funds	1,337,370	626,774	1,175,972
Stockholders' equity	1,597,703	1,697,096	1,619,797

At or for the year ended December 31,	2022	2021	2020
Net income	$175,648	$167,921	$96,951
Diluted earnings per share	$2.35	$2.19	$1.39
Net interest margin	3.37%	3.00%	3.05%
Average net interest rate spread	3.22%	2.89%	2.88%
Non-performing loans to total loans	0.57%	0.50%	0.89%
Allowance for loan losses to total loans	0.86%	0.84%	1.03%
Number of branches	95	96	99


Christopher Martin
Executive Chairman


Anthony Labozzetta
President & CEO

A Message from
Christopher Martin and Anthony Labozzetta

Dear Fellow Stockholders,

2022 was an exciting year for our organization. Despite global unrest, rising inflation and the threat of a recession, we remained focused on our core businesses and generated record earnings. We also announced a proposed merger with Lakeland Bank and introduced strategic initiatives that have strengthened our company and positioned it for future growth. We are pleased to share the following highlights from 2022.

FINANCIAL HIGHLIGHTS

We reported record earnings of $2.35 per share. Return on average assets was 1.29% and return on average tangible equity was 15.20%. Our net interest income increased 14% versus the prior year, to $418 million, as commercial loan growth exceeded 10% and our net interest margin expanded 37 basis points to 3.37%. Coupled with sound expense management, this revenue growth resulted in an efficiency ratio of 50.68%, while asset quality and capital levels remained strong.

CREATING A SUPER-COMMUNITY BANK

Last fall we announced that we entered into a merger agreement to combine Provident Bank and Lakeland Bank, creating the premier super-community bank in our region. Stockholders of both banks approved the proposed transaction on February 1, 2023. Subject to obtaining regulatory approvals, the combined organization will operate under the Provident Bank name and have its administrative headquarters in Iselin, New Jersey. The transaction is anticipated to close in the second quarter of 2023.

This strategic combination will create an approximately $25 billion financial institution with significant size and scale, capable of driving strong financial results and better positioning the company for the future. In addition, the transaction unites two like-minded institutions with talented and experienced management teams that have shared vision, values, and a robust commitment to stockholders, employees, customers, and the community.

ELEVATING THE PROVIDENT BRAND

As part of our strategy to increase name recognition and elevate our brand in the marketplace, last spring we announced a multiyear partnership with the Yankees Radio Network on WFAN in New York. As part of the agreement, Provident Bank is designated as the exclusive sponsor of the Yankees Broadcast Booth. The Yankees' commitment to their fans and their pursuit of excellence is consistent with our brand promise and guiding principles.

In June we expanded our presence in the New York metropolitan market with the addition of a state-of-the-art, full-service branch and loan production office in Roslyn, New York. This location extends our reach and commitment to the businesses and consumers of Long Island and supplements our presence in Queens County, New York. Our helpful, knowledgeable branch staff and experienced, local lenders are poised to meet the banking needs of our neighbors in Nassau County, New York.

Also in June, we rebranded our wholly owned subsidiary, SB One Insurance Agency, by changing its name to Provident Protection Plus. The change aligns the agency's name with its parent company and reflects our commitment to providing businesses and consumers with access to a full suite of financial products and services. Provident Protection Plus has been providing innovative and trusted insurance solutions to businesses and consumers in New Jersey, New York and Pennsylvania for more than 65 years.

COMMITMENT TO THE CUSTOMER EXPERIENCE

One of the cornerstones of our strategy to become a high performing organization includes elevating the customer experience. To lead our efforts in this critical area, we created the new position of Customer Experience Director. This role is responsible for crafting and executing strategic initiatives that improve the customer experience across all touchpoints of their journey. In addition, the Customer Experience Director collects, analyzes, and synthesizes information to produce actionable outcomes for a best-in-class customer experience.

To advance our efforts to transform the organization to one that consistently engages customers with superior interactions, we formed a Customer Experience Committee (CEC). The CEC serves as an advisory team to the executive leadership, supporting Customer Experience as a pillar of the strategic plan. The CEC is comprised of multiple business line leaders from across the organization working together to improve processes and remove obstacles, while keeping our customers and employees at the center of all we do.

Our philosophy is based on the belief that each client should receive the same caliber of customer service, whether they are applying for a multi-million-dollar business loan or simply opening a checking account. We understand that creating emotional connections with our customers are key to the bank's future success.

COMMITMENT TO THE EMPLOYEE EXPERIENCE

Just as we place a strong focus on the customer experience, we also follow that philosophy regarding employees. We want each and every team member to feel valued and understand how they fit in the organization. To achieve this, we emphasize the value of empowering and engaging the employees who help to create long-lasting and meaningful emotional connections with customers.

To further demonstrate the importance of creating a workplace environment where employees of diverse backgrounds feel seen, heard and appreciated, we launched our newest employee resource group, Provident Salutes. The mission of Provident Salutes is to embrace the proud community of employee veterans, military family members, and military advocates, while providing a platform for education and support for veterans in the workplace. In addition, the group develops and recommends programs to enrich veterans' experiences, increase awareness of veterans' contributions, expand the bank's reach with veteran and military organizations in the community, and provide networking opportunities with veterans across the organization.

This initiative is led by two employees who are proud veterans and is consistent with our commitment to enhance the employee experience at the bank. The members of Provident Salutes work together to identify topics, content, and initiatives that support veterans and active service members throughout the organization.

COMMITMENT TO INNOVATION AND TECHNOLOGY

In 2022, Provident welcomed its first Chief Digital and Innovation Officer. This position redefined the Chief Information Officer role and underscores the company's commitment to technology, innovation, and building for the future.

As a senior executive, the Chief Digital and Innovation Officer is responsible for the bank's digital initiatives, including strategy, data analytics, innovation, and fintech and core vendor relationships. In addition, this new role focuses on advancing the customer experience through enhanced digital tools and platforms, product offerings, analytics, services, and technologies.

We recognize the importance of human connection touching every corner of the company, down to the technology we use. We believe technology plays an important role in how we establish, develop and maintain relationships with our customers. We refer to this as "human plus digital touch."

As we prepare for our proposed merger with Lakeland Bank, we are committed to building a digital/technology infrastructure that offers the flexibility to grow and adapt to an ever-changing financial services landscape, while protecting our customers' information and privacy. As Provident increases in size, it is paramount that we keep our team members properly equipped with innovative digital and technological resources which enable them to deliver a seamless, best-in-class customer experience. To make this transition, having the right people in the right places with the right technology will ensure our success over the long term.

COMMITMENT TO THE COMMUNITY

Provident's caring culture also extends beyond the walls of its administrative offices. Since 2003, The Provident Bank Foundation's mission has centered on improving the quality of life in our communities by investing more than $30 million across our marketplace. This year, the foundation will commemorate its 20th anniversary with a celebration and by sharing highlights from the past two decades.

Our community-centric philosophy and philanthropic pursuits have long been a hallmark of the way we do business. To cite an example of our commitment, at the end of 2022 we donated one of our former bank branch buildings to New City Kids, a Jersey City-based non-profit organization that offers after-school programming for local youth from traditionally under-resourced urban areas. The 5,472 square foot building, located in Jersey City, will be known as the New City Kids Rubingh Center for Youth Development. The facility, named after New City Kids' founders Reverends Linda and Trevor Rubingh, will be used to advance New City Kids' mission to provide spiritual, leadership, academic and musical development for local youth.

THE ROAD AHEAD

This is an exciting time in our company's history and one that promises to offer tremendous opportunities to our stockholders, employees, customers, and the communities we serve. We thank you for placing your trust in our leadership and look forward to sharing more with you as we continue to build for the future.

Sincerely,

Executive Chairman
Christopher Martin

President & CEO
Anthony Labozzetta



To celebrate the 20th anniversary of Provident Financial Services' listing on the New York Stock Exchange, leaders from Provident Bank, Beacon Trust, Provident Protection Plus, and Provident Financial Services rang the opening bell on Tuesday, January 17, 2023. Photo courtesy of NYSE.

Board of Directors and Executive Management

DIRECTORS

Christopher Martin
Executive Chairman

Frank L. Fekete
Managing Partner,
Mandel, Fekete & Bloom,
CPAs

Matthew K. Harding
Chief Executive Officer,
Levin Management
Corporation

Edward J. Leppert
Founder, Leppert Group
LLC, CPA's

Robert McNerney
Owner, McNerney &
Associates, Inc.

Robert Adamo
Former Partner,
Deloitte LLP

Ursuline F. Foley
Former Chief Corporate
Operations Officer,
XL Group

Carlos Hernandez
(Lead Director)
Former President, New
Jersey City University

Nadine Leslie
Former Chief
Executive Officer
SUEZ North America

John Pugliese
Former Chief
Executive Officer,
Motors Management
Corporation

James P. Dunigan
Former Executive
Officer,
PNC Asset
Management Group

Terence Gallagher
President,
Battalia Winston

**Anthony J.
Labozzetta**
President and Chief
Executive Officer

Management

PROVIDENT FINANCIAL SERVICES, INC.

Christopher Martin
Executive Chairman

Anthony J. Labozzetta
President and Chief
Executive Officer

John Kuntz
Senior Executive
Vice President,
General Counsel and
Corporate Secretary

Thomas M. Lyons
Senior Executive Vice
President and Chief
Financial Officer

Adriano M. Duarte
Senior Vice President
and Investor Relations
Officer

Bennett MacDougall
Senior Vice President and
Deputy General Counsel

PROVIDENT BANK

Christopher Martin
Executive Chairman

James A. Christy
Executive Vice President
and Chief Risk Officer

George Lista
President and CEO,
Provident Protection
Plus, Inc.

Frank S. Muzio
Executive Vice President
and Chief Accounting Officer

Anthony J. Labozzetta
President and Chief
Executive Officer

Brian Giovinazzi
Executive Vice President
and Chief Credit Officer

Thomas M. Lyons
Senior Executive Vice
President and Chief
Financial Officer

Carolyn Powell
Executive Vice President and
Chief Human Resources Officer

Robert G. Capozzoli
Senior Vice President
and Chief Marketing Officer

Vito Giannola
Executive Vice President and
Chief Retail Banking Officer

**Bennett
MacDougall**
Senior Vice President
and General Counsel

Walter Sierotko
Executive Vice President and
Chief Lending Officer

Joseph T. Covell
Senior Vice President
and General Auditor

John Kuntz
Senior Executive Vice President
and Chief Administrative Officer

Valerie O. Murray
Executive Vice President and
Chief Wealth Management
Officer

Ravi Vakacherla
Executive Vice President and
Chief Digital and Innovation
Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File No. 1-31566

PROVIDENT FINANCIAL SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	**42-1547151**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

239 Washington Street	**Jersey City, New Jersey**	**07302**
(Address of Principal Executive Offices)		*(Zip Code)*
	(City) (State)	

(732) 590-9200

(Registrant's Telephone Number)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:		
Title of Each Class	Trading Symbol (s)	Name of each exchange on which registered
Common	**PFS**	**New York Stock Exchange**

Indicate by check mark	YES	NO
• if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act.	☐	☑
• whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically and every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑	☐

• whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐

• If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report	☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements	☐ ☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).	☐
• whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ ☑

As of February 1, 2023, there were 83,209,012 issued and 75,325,206 outstanding shares of the Registrant's Common Stock, including 94,533 shares held by the First Savings Bank Directors' Deferred Fee Plan not otherwise considered outstanding under accounting principles generally accepted in the United States of America. The aggregate value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the Common Stock as of June 30, 2022, as quoted by the NYSE, was approximately $1.67 billion.

Auditor Name: KPMG LLP   Auditor Location: Short Hills, New Jersey   Auditor Firm ID: 185

DOCUMENTS INCORPORATED BY REFERENCE

(1)   Proxy Statement for the 2023 Annual Meeting of Stockholders of the Registrant (Part III).

Table of Contents

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "project," "intend," "anticipate," "continue," or similar terms or variations on those terms, or the negative of those terms. Forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those set forth in Item 1A of the Company's Annual Report on Form 10-K, as supplemented by its Quarterly Reports on Form 10-Q, and those related to the economic environment, particularly in the market areas in which the Company operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in accounting policies and practices that may be adopted by the regulatory agencies and the accounting standards setters, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset-liability management, the financial and securities markets, the availability of and costs associated with sources of liquidity, the ability to complete, or any delays in completing, the pending merger between the Company and Lakeland Bancorp, Inc.; any failure to realize the anticipated benefits of the transaction when expected or at all;

certain restrictions during the pendency of the transaction that may impact the Company's ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management's attention from ongoing business operations and opportunities; and potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the merger and integration of the companies.

In addition, the effects of the COVID-19 pandemic continue to have an uncertain impact on the Company, its customers and the communities it serves. Given its dynamic nature, including potential variants, it is difficult to predict the continuing impact of the pandemic on the Company's business, financial condition or results of operations. The extent of such impact will depend on future developments, which remain uncertain.

The Company cautions readers not to place undue reliance on any such forward-looking statements which speak only as of the date they are made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not assume any duty, and does not undertake, to update any forward-looking statements to reflect events or circumstances after the date of this statement.

PART I

Item 1. Business

Provident Financial Services, Inc.

The Company is a Delaware corporation which became the holding company for Provident Bank (the "Bank") on January 15, 2003, following the completion of the Bank's conversion to a New Jersey-chartered capital stock savings bank. On January 15, 2003, the Company issued an aggregate of 59,618,300 shares of its common stock, par value $0.01 per share in a subscription offering, and contributed $4.8 million in cash and 1,920,000 shares of its common stock to The Provident Bank Foundation, a charitable foundation established by the Bank. As a result of the conversion and related stock offering, the Company raised $567.2 million in net proceeds, of which $293.2 million was utilized to acquire all of the outstanding common stock of the Bank. The Company owns all of the outstanding common stock of the Bank, and as such, is a bank holding company subject to regulation by the Federal Reserve Board.

On July 31, 2020, the Company completed its acquisition of SB One Bancorp ("SB One"), which added $2.20 billion to total assets, $1.77 billion to total loans, which included purchased credit deteriorated ("PCD") loans totaling $294.2 million, and $1.76 billion to total deposits, and added 18 full-service banking offices in New Jersey and New York. As part of the acquisition, the addition of Provident Protection Plus, Inc., formerly SB One Insurance Agency, Inc., allowed the Company to expand its products offerings to its customers to include an array of commercial and personal lines of insurance.

Under the merger agreement, each share of outstanding SB One common stock was exchanged for 1.357 shares of the Company's common stock. The Company issued 12.8 million shares of common stock from treasury stock, plus cash in lieu of fractional shares in the acquisition of SB One. The total consideration paid for the acquisition of SB One was $180.8 million. In connection with the acquisition, SB One Bank, a wholly owned subsidiary of SB One, was merged with and into Provident Bank.

The acquisition was accounted for under the acquisition method of accounting. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair value. The excess of consideration paid over the estimated fair value of the net assets acquired totaled $23.9 million and was recorded as goodwill.

On September 26, 2022, the Company, NL 239 Corp., a direct, wholly owned subsidiary of the Company ("Merger Sub"), and Lakeland Bancorp, Inc. entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the "merger agreement"), pursuant to which Provident and Lakeland have agreed to combine their respective businesses.

Under the merger agreement, Merger Sub will merge with and into Lakeland, with Lakeland as the surviving entity (the "merger"), and as soon as reasonably practicable following the merger, Lakeland will merge with and into the Company, with the Company as the surviving entity (the "holdco merger"). At a date and time following the holdco merger as determined by the Company, Lakeland Bank, a New Jersey state-charted commercial bank and a wholly owned subsidiary of Lakeland ("Lakeland Bank"), will merge with and into Provident Bank, a New Jersey state-chartered savings bank and a wholly owned subsidiary of the Company ("Provident Bank"), with Provident Bank as the surviving bank (the "bank merger" and, together with the merger and the holdco merger, the "mergers"). The Company as the surviving institution will have approximately $25 billion in total assets and $20 billion in total deposits with banking locations across northern and central New Jersey and in surrounding areas of New York and Pennsylvania.

In the merger, Lakeland shareholders will receive 0.8319 of a share of the Company's common stock for each share of Lakeland common stock they own. Based on the closing price of the Company's common stock on the New York Stock Exchange on September 26, 2022, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $19.27 in value for each share of Lakeland common stock, representing a merger consideration of approximately $1.3 billion on an aggregate basis.

The Company has received stockholder approval to proceed with the merger at a special meeting of stockholders held on February 1, 2023. Lakeland has received shareholder approval to proceed with the merger at a special meeting of shareholders held on February 1, 2023. The completion of the merger remains subject to receipt of the requisite bank regulatory approvals and other customary closing conditions.

Capital Management

During 2022, the Company paid cash dividends totaling $72.0 million and repurchased 2,045,762 shares of its common stock at an average cost of $23.23 per share, which totaled $47.5 million. At December 31, 2022, 1.1 million shares remained eligible for repurchase under the board approved stock repurchase program. The Company and the Bank were "well capitalized" at December 31, 2022 under current regulatory standards.

Available Information

The Company is a public company, and files interim, quarterly and annual reports with the Securities and Exchange Commission ("SEC"). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company. All SEC reports and amendments to these reports are available on the SEC's website and are made available as soon as practical after they have been filed or furnished to the SEC and are available on the Bank's website, www.provident. bank, at the "Investor Relations" page, without charge from the Company. Information on our website should not be considered a part of this Annual Report on Form 10-K.

Provident Bank

Established in 1839, the Bank is a New Jersey-chartered capital stock savings bank operating full-service branch offices throughout northern and central New Jersey, as well as Bucks, Lehigh and Northampton counties in Pennsylvania and Queens County, New York. As a community- and customer-oriented institution, the Bank emphasizes personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in its primary market areas. The Bank attracts deposits from the general public and businesses primarily in the areas surrounding its banking offices and uses those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, commercial business loans, residential mortgage loans, and consumer loans. The Bank invests in mortgage-backed securities and other permissible investments. Also, the Bank provides fiduciary and wealth management services through its wholly owned subsidiary, Beacon Trust Company and insurance brokerage services through its wholly owned subsidiary, Provident Protection Plus, Inc.

The following are highlights of Provident Bank's operations:

Diversified Loan Portfolio

To improve asset yields and reduce its exposure to interest rate risk, the Bank continues to emphasize the origination of commercial real estate loans, multi-family loans and commercial business loans. These loans generally have adjustable rates or shorter fixed terms and interest rates that are higher than the rates applicable to one-to four-family residential mortgage loans. However, these loans generally have a higher risk of loss than one- to four-family residential mortgage loans.

Asset Quality

As of December 31, 2022, non-performing assets were $60.6 million or 0.44% of total assets, compared to $56.8 million or 0.41% of total assets at December 31, 2021. The Bank continues to focus on conservative underwriting criteria and on active and timely collection efforts.

Emphasis on Relationship Banking and Core Deposits

The Bank emphasizes the acquisition and retention of core deposit accounts, consisting of savings and demand deposit accounts, and expanding customer relationships. Core deposit accounts totaled $9.81 billion at December 31, 2022, representing 92.9% of total deposits, compared with $10.54 billion, or 93.8% of total deposits at December 31, 2021. The Bank also focuses on increasing the number of households and businesses served and the number of banking products per customer.

Non-Interest Income

The Bank's focus on transaction accounts and expanded products and services has enabled the Bank to generate increased non-interest income. In addition to traditional depository and lending fees, the Bank generates non-interest income from investment, insurance, wealth and asset management services it offers to generate non-interest income. Total non-interest income was $87.8 million for the year ended December 31, 2022, compared with $86.8 million for the year ended December 31, 2021, of which fee income and wealth management income were $28.1 million and $27.9 million, respectively, for the year ended December 31, 2022, compared with $30.0 million and $30.8 million, respectively, for the year ended December 31, 2021.

Managing Interest Rate Risk

The Bank manages its exposure to interest rate risk through the origination and retention of adjustable rate and shorter-term loans, and its investments in securities. In addition, the Bank uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Bank making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. These interest rate swaps are used to hedge the variable cash outflows associated with Federal Home Loan Bank of New York ("FHLBNY") borrowings and brokered demand deposits. At December 31, 2022, 59.37% of the Bank's loan portfolio had a term to maturity of one year or less, or had adjustable interest rates. At December 31, 2022, the Bank's securities portfolio totaled $2.26 billion and had an expected average life of 5.82 years.

Market Area

The Company and the Bank are headquartered in Jersey City, New Jersey, and each maintain administrative offices in Iselin, New Jersey. At December 31, 2022, the Bank operated a network of 95 full-service banking offices throughout fourteen counties in northern and central New Jersey, as well as three counties in Pennsylvania and two counties in New York. The Bank maintains satellite loan production offices in Convent Station, Flemington, Paramus and Sea Girt, New Jersey, as well as in Bethlehem, Newtown and Plymouth Meeting, Pennsylvania and Nassau and Queens County, New York. The Bank's lending activities, though concentrated in the communities surrounding its offices, extend predominantly throughout New Jersey, eastern Pennsylvania and Nassau and Queens County, New York.

The Bank's primary market area includes a mix of urban and suburban communities, and has a diversified mix of industries including pharmaceutical, manufacturing companies, network communications, insurance and financial services, healthcare, and retail. According to the U.S. Census Bureau's most recent population data, the Bank's New Jersey market area has a population of approximately 7.4 million, which was 79.7% of the state's total population. The Bank's Pennsylvania market area has a population of approximately 1.3 million, which was 10.3% of that state's total population. The Bank's New York market area has a population of approximately 3.7 million, which was 18.8% of the state's total population. Because of the diversity of industries within the Bank's market area and, to a lesser extent, its proximity to the New York City financial markets, the area's economy can be significantly affected by changes in national and international economies. According to the U.S. Bureau of Labor Statistics, the unemployment rate in New Jersey was 3.4% at December 31, 2022, a decrease from 6.3% at December 31, 2021. The unemployment rate in Pennsylvania was 3.9% at December 31, 2022, a decrease from 5.4% at December 31, 2021. The unemployment rate in New York was 4.3% at December 31, 2022, a decrease from 6.2% at December 31, 2021.

Within its primary market areas in New Jersey, Pennsylvania and New York, the Bank had an approximate 2.57%, 0.90% and 0.07% share of bank deposits as of June 30, 2022, respectively, the latest date for which statistics are available.

Competition

The Bank faces significant competition in originating and retaining loans and attracting deposits as its market areas have a high concentration of financial institutions, including large money center and regional banks, community banks, credit unions, investment brokerage firms and insurance companies. The Bank faces direct competition for loans from each of these institutions as well as from mortgage companies, online lenders and other loan origination firms operating in its market area. The Bank's most direct competition for deposits comes from several commercial banks and savings banks in its market area. Certain of these banks have substantially greater financial resources than the Bank. The Bank also faces significant competition for deposits from the mutual fund and investment advisory industries and from investors' direct purchases of short-term money market securities and other corporate and government securities.

The Bank competes in this environment by maintaining a diversified product line, including mutual funds, annuities and other investment services made available through its investment subsidiaries. Relationships with customers are built and maintained through the Bank's branch network, its deployment of branch ATMs, and its mobile, digital and telephone services.

Lending Activities

The Bank originates commercial real estate loans, commercial business loans, fixed-rate and adjustable-rate mortgage loans collateralized by one- to four-family residential real estate and other consumer loans, for borrowers generally located within its primary market area.

Residential mortgage loans are primarily underwritten to standards that allow the sale of the loans to the secondary markets, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"). To manage interest rate risk, the Bank generally sells fixed-rate residential mortgages that it originates with terms greater than 15 years. The Bank commonly retains biweekly payment fixed-rate residential mortgage loans with a maturity of 30 years or less and a majority of the originated adjustable-rate mortgages for its portfolio.

The Bank originates commercial real estate loans that are secured by income-producing properties such as multi-family apartment buildings, office buildings, and retail and industrial properties. Generally, these loans have maturities of either 5 or 10 years.

The Bank has historically provided construction loans for both single family and condominium projects intended for sale and commercial projects, including residential rental and industrial projects, that will be retained as investments by the borrower. The Bank underwrites most construction loans for a term of three years or less. The majority of these loans are underwritten on a floating rate basis. The Bank recognizes that there is higher risk in construction lending than permanent lending. As such, the Bank takes certain precautions to mitigate this risk, including the retention of an outside engineering firm to perform plan and cost reviews, and to review all construction advances made against work in place, and a limitation on how and when loan proceeds are advanced. In most cases, for the single family and condominium projects, the Bank limits its exposure against houses or units that are not under contract. Similarly, commercial construction loans usually have commitments for significant pre-leasing, or funds are held back until the leases are finalized. Funding requirements

and loan structure for residential rental projects vary depending on whether such projects are vertical or horizontal construction.

Commercial loans are made to businesses of varying size and type within the Bank's market. The Bank lends to established businesses, and the loans are generally secured by business assets such as equipment, receivables, inventory, real estate or marketable securities. On a limited basis, the Bank makes unsecured commercial loans. Most commercial lines of credit are made on a floating interest rate basis and most term loans are made on a fixed interest rate basis, usually with terms of five years or less.

The Bank originates consumer loans that are secured, in most cases, by a borrower's assets. Home equity loans and home equity lines of credit that are secured by a first or second mortgage lien on the borrower's residence comprise the largest category of the Bank's consumer loan portfolio.

Loan Portfolio Composition

Set forth below is selected information concerning the composition of the loan portfolio by type (after deductions for deferred fees and costs, unearned discounts and premiums and allowances for credit losses) at the dates indicated. The allowance for credit losses for 2022, 2021 and 2020 were based upon the adoption of the current expected credit loss ("CECL") guidance, while the prior year's credit losses were based upon the incurred loss methodology:

| | At December 31, | | | | | | | | | |
| | 2022 | | 2021 | | 2020 | | 2019 | | 2018 | |
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Residential mortgage loans	$ 1,177,698	11.59%	$ 1,202,638	12.66%	$ 1,294,702	13.32%	$ 1,078,227	14.82%	$ 1,100,009	15.29%
Commercial mortgage loans	4,316,185	42.48	3,827,370	40.28	3,458,666	35.58	2,578,477	35.43	2,299,417	31.96
Multi-family mortgage loans	1,513,818	14.90	1,364,397	14.36	1,484,515	15.27	1,225,675	16.84	1,339,800	18.62
Construction loans	715,494	7.04	683,166	7.19	541,939	5.57	429,812	5.91	388,999	5.41
Total mortgage loans	7,723,195	76.01	7,077,571	74.49	6,779,822	69.74	5,312,191	73.00	5,128,225	71.28
Commercial loans	2,233,670	21.98	2,188,866	23.04	2,567,470	26.41	1,634,759	22.46	1,695,148	23.56
Consumer loans	304,780	3.00	327,442	3.45	492,566	5.07	391,360	5.38	431,428	6.00
Total gross loans	10,261,645	100.99	9,593,879	100.98	9,839,858	101.22	7,338,310	100.84	7,254,801	100.84
Premiums on purchased loans	1,380	0.01	1,451	0.02	1,566	0.02	2,474	0.02	3,243	0.04
Unearned discounts	—	—	(6)	—	(12)	—	(26)	—	(33)	—
Net deferred fees	(14,142)	(0.14)	(13,700)	(0.15)	(18,522)	(0.20)	(7,873)	(0.10)	(7,423)	(0.11)
Total loans	10,248,883	100.86	9,581,624	100.85	9,822,890	101.04	7,332,885	100.76	7,250,588	100.77
Allowance for credit losses	(88,023)	(0.86)	(80,740)	(0.85)	(101,466)	(1.04)	(55,525)	(0.76)	(55,562)	(0.77)
TOTAL LOANS, NET	**$ 10,160,860**	**100.00%**	**$9,500,884**	**100.00%**	**$9,721,424**	**100.00%**	**$7,277,360**	**100.00%**	**$7,195,026**	**100.00%**

Loan Maturity Schedule

The following table sets forth certain information as of December 31, 2022, regarding the maturities of loans in the loan portfolio. Demand loans having no stated schedule of repayment and no stated maturity, and overdrafts are reported as due within one year.

(in thousands)	Within One Year	One Through Three Years	Three Through Five Years	Five Through Ten Years	Ten Through Twenty Years	Beyond Twenty Years	Total
Residential mortgage loans	$ 2,079	$ 5,848	$ 11,288	$ 95,999	$ 435,989	$ 626,495	$ 1,177,698
Commercial mortgage loans	351,181	637,477	961,714	1,832,182	356,934	176,697	4,316,185
Multi-family mortgage loans	105,434	210,038	285,588	698,109	116,535	98,114	1,513,818
Construction loans	213,186	377,321	—	92,264	32,723	—	715,494
Total mortgage loans	671,880	1,230,684	1,258,590	2,718,554	942,181	901,306	7,723,195
Commercial loans	304,547	368,659	397,199	821,144	215,706	126,415	2,233,670
Consumer loans	17,799	4,620	15,468	57,410	142,098	67,385	304,780
TOTAL GROSS LOANS	**$ 994,226**	**$ 1,603,963**	**$ 1,671,257**	**$ 3,597,108**	**$ 1,299,985**	**$1,095,106**	**$10,261,645**

Fixed- and Adjustable-Rate Loan Schedule

The following table sets forth as of December 31, 2022 the amount of all fixed-rate and adjustable-rate loans due after December 31, 2022.

(in thousands)	Due After December 31, 2022		
	Fixed	Adjustable	Total
Residential mortgage loans	$ 999,603	$ 176,016	$ 1,175,619
Commercial mortgage loans	1,869,277	2,095,727	3,965,004
Multi-family mortgage loans	457,137	951,247	1,408,384
Construction loans	63,906	438,402	502,308
Total mortgage loans	3,389,923	3,661,392	7,051,315
Commercial loans	667,541	1,261,582	1,929,123
Consumer loans	172,656	114,325	286,981
TOTAL LOANS	**$ 4,230,120**	**$ 5,037,299**	**$ 9,267,419**

Residential Mortgage Loans

The Bank originates residential mortgage loans secured by first mortgages on one- to four-family residences, generally located in the states of New Jersey, New York and the eastern part of Pennsylvania. The Bank originates residential mortgages primarily through commissioned mortgage representatives. The Bank originates both fixed-rate and adjustable-rate mortgages. As of December 31, 2022, $1.18 billion or 11.6% of the total loan portfolio consisted of residential real estate loans. Of the one- to four-family loans at that date, 85.1% were fixed-rate and 14.9% were adjustable-rate loans.

The Bank originates fixed-rate fully amortizing residential mortgage loans with the principal and interest payments due each month, that typically have maturities ranging from 10 to 30 years. The Bank also originates fixed-rate residential mortgage loans with maturities of 10, 15, 20 and 30 years that require the payment of principal and interest on a biweekly basis. Fixed-rate jumbo residential mortgage loans (loans over the maximum that one of the government-sponsored agencies will purchase) are originated with maturities of up to 30 years. The Bank currently offers adjustable-rate mortgage loans with a fixed-rate period of 5, 7 or 10 years prior to the first annual interest rate adjustment. The standard adjustment formula is the one-year constant maturity Treasury rate plus 2.75%, adjusting annually after its first re-set period, with a 2% maximum annual adjustment and a 6% maximum adjustment over the life of the loan.

Residential mortgage loans are primarily underwritten to Freddie Mac standards. The Bank's standard maximum loan to value ratio is 80%. However, working through mortgage insurance companies, the Bank underwrites loans for sale to Freddie Mac programs that will finance up to 97% of the value of the residence. Generally all fixed-rate loans with terms of 20 years or more are sold into the secondary market with servicing rights retained. Fixed-rate residential mortgage loans retained in the Bank's portfolio generally include loans with a term of 15 years or less and biweekly payment residential mortgage loans with a term of 30 years or less. The Bank retains the majority of the originated adjustable-rate mortgages for its portfolio.

Loans are sold without recourse, generally with servicing rights retained by the Bank. The percentage of loans sold into the secondary market will vary depending upon interest rates and the Bank's strategies for reducing exposure to interest rate risk.

In 2022, no residential real estate loans originated were sold into the secondary market.

The retention of adjustable-rate mortgages, as opposed to longer-term, fixed-rate residential mortgage loans, helps reduce the Bank's exposure to interest rate risk. However, adjustable-rate mortgages generally pose credit risks different from the credit risks inherent in fixed-rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. The Bank believes that these credit risks, which have not had a material adverse effect on the Bank to date, generally are less onerous than the interest rate risk associated with holding 20- and 30-year fixed-rate loans in its loan portfolio.

For many years, the Bank has offered discounted rates on residential mortgage loans to low- to moderate-income individuals. Loans originated in this category over the last five years have totaled $35.7 million. The Bank also offers a special rate program for first-time homebuyers under which originations have totaled over $75.2 million for the past five years. The Bank does not originate or purchase sub-prime or option ARM loans.

Commercial Real Estate Loans

The Bank originates loans secured by mortgages on various commercial income producing properties, including office buildings and retail and industrial properties. Commercial real estate loans were 42.5% of the total loan portfolio at December 31, 2022. A substantial majority of the Bank's commercial real estate loans are secured by properties located in New Jersey, New York and Pennsylvania.

The Bank originates commercial real estate loans with adjustable rates and with fixed interest rates for a period that is generally five to ten years or less, which may adjust after the initial period. Typically these loans are written for maturities of ten years or less and generally have an amortization schedule of 25 or 30 years. As a result, the typical amortization schedule will result in a substantial principal payment upon maturity. The Bank generally underwrites commercial real estate loans to a maximum 75% advance against either the appraised value of the property, or its purchase price (for loans to fund the acquisition of real estate), whichever is less. The Bank generally requires minimum debt service coverage of 1.20 times. There is a potential risk that the borrower may be unable to pay off or refinance the outstanding balance at the loan maturity date. The Bank typically lends to experienced owners or developers who have knowledge and expertise in the commercial real estate market.

Among the reasons for the Bank's continued emphasis on commercial real estate lending is the desire to invest in assets bearing interest rates that are generally higher than interest rates on residential mortgage loans and more sensitive to changes in market interest rates. Commercial real estate loans, however, entail significant additional credit risk as compared to one- to four-family residential mortgage loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on commercial real estate loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project, and thus may be more significantly impacted by adverse conditions in the real estate market or in the economy generally.

The Bank performs extensive due diligence in underwriting commercial real estate loans due to the larger loan amounts and the riskier nature of such loans. The Bank assesses and mitigates the risk in several ways, including inspection of all such properties and the review of the overall financial condition of the borrower and guarantors, which may include, for example, the review of the rent rolls and the verification of income. If applicable, a tenant analysis and market analysis are part of the underwriting. Generally, for commercial real estate secured loans in excess of $1.0 million and for all other commercial real estate loans where it is deemed appropriate, the Bank requires environmental professionals to inspect the property and ascertain any potential environmental risks.

In accordance with regulatory guidelines, the Bank requires a full independent appraisal for commercial real estate properties. The appraiser must be selected from the Bank's approved list, or otherwise approved by the Chief Credit Officer in instances such as an out-of-state or special use property. The Bank also employs an independent review appraiser to ensure that the appraisal meets the Bank's standards. Financial statements are also required annually for review. The Bank's policy also requires that a property inspection of commercial mortgages over $2.5 million be completed at least every 18 months, or more frequently when warranted.

The Bank's largest commercial mortgage loan as of December 31, 2022 was a $38.5 million loan secured by a first leasehold mortgage lien on two adjacent industrial warehouse buildings totaling 675 million square feet located in Aberdeen, Maryland. The properties are 100% leased to two large investment grade tenants. This refinance was for an existing sponsor client that is a large real estate investment group based in New York City that specializes in the purchase of warehouse distribution facilities located in the Northeast and Midwest. The loan has a risk rating of "3" (loans rated 1-4 are deemed to be "acceptable quality"—see discussion of the Bank's nine-point risk rating system for loans under "Allowance for Credit Losses" in the "Asset Quality" section) and was performing in accordance with its terms and conditions as of December 31, 2022. (For the Bank's largest group borrower exposure —see discussion on "Loans to One Borrower".)

Multi-family Loans

The Bank underwrites loans secured by multi-family properties that have five or more units. The Bank considers multi-family lending a component of the commercial real estate lending portfolio. Multi-family loans were 14.9% of the total loan portfolio at December 31, 2022. The underwriting standards and procedures that are used to underwrite commercial real estate loans are used to underwrite multi-family loans, except the loan-to-value ratio generally should not exceed 80% of the appraised value of the property, the debt-service coverage should be a minimum of 1.15 times and an amortization period of up to 30 years may be used.

The Bank's largest multi-family loan as of December 31, 2022 was a $38.7 million loan secured by a first leasehold mortgage lien on a 129-unit, six-story class A luxury rental apartment building with 12,000 square feet of office/retail space located in Morristown, New Jersey. The project sponsor is one of the largest privately-held real estate owner/developers in the United States, and has extensive experience and a successful track record in the development and management of multi-family projects. The loan has a risk rating of "3" (loans rated 1-4 are deemed to be "acceptable quality"—see discussion of the Bank's nine-point risk rating system for loans under "Allowance for Credit Losses" in the "Asset Quality" section) and was performing in accordance with its terms and conditions as of December 31, 2022. (For the Bank's largest group borrower exposure —see discussion on "Loans to One Borrower")

Construction Loans

The Bank originates commercial construction loans. Commercial construction lending includes both new construction of residential and commercial real estate projects and the rehabilitation of existing structures.

The Bank's commercial construction financing includes projects constructed for investment purposes (rental property), projects for sale (single family/condominiums) and to a lesser extent, owner-occupied business properties. To mitigate the speculative nature of construction loans, the Bank generally requires significant pre-leasing on rental properties; requires that a percentage of the for-sale single-family residences or condominiums be under contract to support construction loan advances; and requires other covenants on residential for rental projects depending on whether the project is vertical or horizontal construction.

The Bank generally underwrites construction loans for a term of three years or less. The majority of the Bank's construction loans are floating-rate loans with a maximum 75% loan-to-value ratio for the completed project. The Bank employs professional engineering firms to assist in the review of construction cost estimates and make site inspections to determine if the work has been completed prior to the advance of funds for the project.

Construction lending generally involves a greater degree of risk than commercial real estate or multi-family lending. Repayment of a construction loan is, to a great degree, dependent upon the successful and timely completion of the construction of the subject project and the successful marketing of the sale or lease of the project. Construction delays, slower than anticipated absorption or the financial impairment of the builder may negatively affect the borrower's ability to repay the loan.

For all construction loans, the Bank requires an independent appraisal, which includes information on market rents and/or comparable sales for competing projects. The Bank also obtains personal guarantees, where appropriate, and conducts environmental due diligence as appropriate.

The Bank also employs other means to mitigate the risk of the construction lending process. On commercial construction projects that the developer maintains for rental, the Bank typically holds back funds for tenant improvements until a lease is executed. For single family and condominium financing, the Bank generally requires payment for the release of a unit that exceeds the amount of the loan advance attributable to such unit.

The Bank's largest construction loan at December 31, 2022 was a $45.5 million commitment secured by a first mortgage lien on property and improvements related to the construction of a 165-unit, multi-family luxury apartment complex in Wilmington, Delaware. The loan had an outstanding balance of $14.4 million at December 31, 2022. This loan closed in 2022 with construction completion and lease-up expected by the end of 2023. The project sponsor is an experienced and long standing real estate owner and developer based in Pennsylvania with a successful track record in the development and management of commercial real estate and is an existing client. The loan has a risk rating of "4" (loans rated 1-4 are deemed "acceptable quality" – see discussion of the Bank's nine-point risk rating system for loans under "Allowance for Credit Losses" in the "Asset Quality" section) and was performing in accordance with its terms and conditions as of December 31, 2022.

Commercial Loans

The Bank underwrites commercial loans to corporations, partnerships and other businesses. Commercial loans represented 22.0% of the total loan portfolio at December 31, 2022. The majority of the Bank's commercial loan customers are local businesses with revenues of less than $50.0 million. The Bank primarily offers commercial loans for equipment purchases, lines of credit for working capital purposes, letters of credit and real estate loans where the borrower is the primary occupant of the property. Most commercial loans are originated on a floating-rate basis and the majority of fixed-rate commercial term loans are fully amortized over a five-year period. Owner-occupied commercial real estate loans are generally underwritten to terms consistent with those utilized for commercial real estate; however, the maximum loan-to-value ratio for owner-occupied commercial real estate loans is generally 80%.

The Bank also underwrites Small Business Administration ("SBA") guaranteed loans and guaranteed or assisted loans through various state, county and municipal programs. These governmental guarantees are typically used in cases where the borrower requires additional credit support. The Bank has "Preferred Lender" status with the SBA, allowing a more streamlined application and approval process.

The Company participated in the Paycheck Protection Program ("PPP") through the United States Department of the Treasury and Small Business Administration. PPP loans were fully guaranteed by the SBA and were eligible for forgiveness by the SBA to the extent that the proceeds were used to cover eligible payroll costs, interest costs, rent, and utility costs over a period of up to 24 weeks after the loan was made as long as certain conditions were met regarding employee retention and compensation levels. PPP loans deemed eligible for forgiveness by the SBA will be repaid by the SBA to the Company. Eligibility ended for this program on May 2021. PPP loans are included in our commercial loan portfolio. During the program, the Company secured 2,067 PPP loans for its customers totaling $682.0 million. As of December 31, 2022, 2,053 PPP loans totaling $679.2 million secured for customers were forgiven or paid off. The balance of PPP loans at December 31, 2022 was $2.8 million.

The underwriting of a commercial loan is based upon a review of the financial statements of the prospective borrower and guarantors. In most cases, the Bank obtains a general lien on accounts receivable and inventory, along with the specific collateral such as real estate or equipment, as appropriate.

Commercial loans generally bear higher interest rates than mortgage loans, but they also involve a higher risk of default and a higher loss given default since their repayment is generally dependent on the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment.

The Bank's largest commercial loan commitment as of December 31, 2022 was a $60.0 million working capital line of credit to a large New Jersey based automobile leasing company. The loan, which was originated in late 2021, has a four-year term and is secured by lease contracts and the underlying vehicles. Funding is limited to the aggregate net book value of eligible leases pledged at any time. The loan has a risk rating of "3" (loans rated 1-4 are deemed "acceptable quality" – see discussion of the Bank's nine-point risk rating system for loans under "allowance for credit losses" in the "Asset Quality" section). At December 31, 2022, there was no outstanding balance under the line. (For the Bank's largest group borrower exposure —see discussion on "Loans to One Borrower")

Consumer Loans

The Bank offers a variety of consumer loans on a direct basis to individuals. Consumer loans represented 3.0% of the total loan portfolio at December 31, 2022. Home equity loans and home equity lines of credit constituted 93.9% of the consumer loan portfolio and indirect marine loans constituted 0.6% of the

consumer loan portfolio at December 31, 2022. The remaining 5.5% of the consumer loan portfolio includes personal loans and unsecured lines of credit, direct auto loans and recreational and marine vehicle loans. The Bank no longer purchases or originates indirect auto, marine or recreational vehicle loans.

Interest rates on home equity loans are fixed for a term not to exceed 20 years and the maximum loan amount is $650,000. A portion of the home equity loan portfolio includes "first-lien product loans," under which the Bank has offered special rates to borrowers who refinance first mortgage loans on the home equity (first-lien) basis. At December 31, 2022, first-lien home equity loans outstanding totaled $148.6 million. The Bank's home equity lines of credit are made at floating interest rates and the Bank provides lines of credit of up to $500,000. The approved home equity lines and utilization amounts as of December 31, 2022 were $302.0 million and $100.4 million, respectively, representing utilization rate of 33.3%.

Consumer loans generally entail greater credit risk than residential mortgage loans, particularly in the case of home equity loans and lines of credit secured by second lien positions, consumer loans that are unsecured or that are secured by assets that tend to depreciate, such as automobiles, boats and recreational vehicles. Collateral repossessed by the Bank from a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, and the remaining deficiency may warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent upon the borrower's continued financial stability, which is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount the Bank can recover on such loans.

Loan Originations, Purchases, and Repayments

The following table sets forth the Bank's loan origination, purchase and repayment activities for the periods indicated.

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Originations:			
Residential mortgage	$ 128,417	$ 240,231	$ 284,207
Commercial mortgage	1,100,698	885,051	720,416
Multi-family mortgage	148,979	169,912	233,944
Construction	536,414	495,386	391,268
Commercial	1,922,693	1,620,114	1,764,099
Consumer	106,883	108,574	101,596
Subtotal of loans originated	3,944,084	3,519,268	3,495,530
Loans purchased	6,971	5,230	—
Total loans originated and purchased	$ 3,951,055	$ 3,524,498	$ 3,495,530
Loans acquired at fair value in acquisition	$ —	—	1,766,115
Loans sold	44,006	47,675	87,413

(in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Repayments:			
Residential mortgage	159,292	305,008	290,908
Commercial mortgage	591,904	616,310	57,358
Multi-family mortgage	120,549	356,813	484,404
Construction	370,721	275,673	108,873
Commercial	1,866,390	1,977,290	1,447,267
Consumer	128,981	163,644	214,248
Total repayments	$ 3,237,837	$ 3,694,738	$ 2,603,058
Total reductions	3,281,843	3,742,413	2,690,471
Other items, net[1]	(1,953)	(23,351)	(81,169)
NET INCREASE (DECREASE)	**$ 667,259**	**$ (241,266)**	**$ 2,490,005**

(1) Other items, net include charge-offs, deferred fees and expenses, discounts and premiums.

Loan Approval Procedures and Authority

The Bank's Board of Directors approves the Lending Policy on at least an annual basis and on an interim basis as modifications are warranted. The Lending Policy sets the Bank's lending authority for each type of loan. The Bank's lending officers are assigned dollar authority limits based upon their experience and expertise. All commercial loan approvals require dual signature authority.

The largest individual lending authority is $15.0 million for unsecured loans and $20.0 million for secured loans, which is only available to the Chief Executive Officer, the Chief Lending Officer and the Chief Credit Officer. Loans in excess of these limits, or which when combined with existing credits of the borrower or related borrowers exceed these limits, are presented to the management Credit Committee for approval. The Credit Committee currently consists of nine senior officers including the Chief Executive Officer, the Chief Lending Officer, the Chief Financial Officer, the Chief Credit Officer, the Chief Administrative Officer, the Director of Credit Risk and the Lending Chief of Staff.

While the Bank discourages loan policy exceptions, based upon reasonable business considerations exceptions to the policy may be warranted. The business reason and mitigants for the exception must be noted on the loan approval document. The policy exception requires the approval of the Chief Lending Officer, Lending Chief of Staff or the Department Manager of the lending department responsible for the underlying loan, if it is within their approval authority limit. All other policy exceptions must be approved by the Credit Committee. The Credit Administration Department reports the type and frequency of loan policy exceptions to the Risk Committee of the Board of Directors on a quarterly basis, or more frequently if necessary.

The Bank has adopted a risk rating system as part of the credit risk assessment of its loan portfolio. The Bank's commercial real estate and commercial lending officers are required to maintain an appropriate risk rating for each loan in their portfolio. When the lender learns of important financial developments, the risk rating is reviewed accordingly. Risk ratings are subject to review by the Credit Department during the underwriting, lending review and loan review processes. Loan review examinations are performed by an independent third party which validates the risk ratings on a sample basis. In addition, a risk rating can be adjusted at the weekly Credit Committee meeting and quarterly at management's Credit Risk Management Committee, which meets to review loans rated a "Pass/Watch" ("5") or worse. The Bank requires an annual review be performed for commercial and commercial real estate loans above certain dollar thresholds, depending on loan type, to help determine the appropriate risk ratings. The risk ratings play an important role in the establishment of the loan loss provision and to confirm the adequacy of the allowance for credit losses.

Loans to One Borrower

The regulatory limit on total loans to any borrower or attributed to any one borrower is 15% of the Bank's unimpaired capital and surplus. As of December 31, 2022, the regulatory lending limit was $234.8 million. The Bank's current internal policy limit on total loans to a borrower or related borrowers that constitute a group exposure is up to 80% of regulatory lending limit for commercial real estate loans and 50% of regulatory lending limit for commercial and industrial loans. The Bank reviews these group exposures on a quarterly basis. The Bank also sets additional limits on size of loans by loan type.

At December 31, 2022, the Bank's largest group exposure with an individual borrower and its related entities was $135.1 million. This group exposure consisted of three multi-family commercial real estate loans totaling $45.9 million, secured by three properties in Delaware, two construction loans totaling $87.5 million, secured by two multi-family properties in Delaware and Pennsylvania, and $1.7 million in interest rate swap exposure. The loans have an average risk rating of "4". The borrower, headquartered in Pennsylvania, is an experienced real estate owner and developer in the states of Delaware and Pennsylvania. As of December 31, 2022, all of the loans in this lending relationship were performing in accordance with their respective terms and conditions.

As of December 31, 2022, the Bank had $2.63 billion in loans outstanding to its 50 largest borrowers and their related entities.

Asset Quality

General

One of the Bank's key objectives has been and continues to be to maintain a high level of asset quality. In addition to maintaining sound credit standards for new loan originations, the Bank employs proactive collection and workout processes in dealing with delinquent or problem loans. The Bank actively markets properties that it acquires through foreclosure or otherwise in the loan collection process.

Collection Procedures

In the case of residential mortgage and consumer loans, collection activities begin on the sixteenth day of delinquency. Collection efforts include automated notices of delinquency, telephone calls, letters and other notices to delinquent borrowers. Foreclosure proceedings and other appropriate collection activities such as repossession of collateral are commenced within at least 90 to 120 days after a loan is delinquent provided a plan of repayment to cure the delinquency or other loss mitigation arrangement cannot be reached with the borrower. Periodic inspections of real estate and other collateral are conducted throughout the collection process. The Bank's collection procedures for Federal Housing Association ("FHA") and Veteran's Administration ("VA") one- to four-family mortgage loans follow the collection and loss mitigation guidelines outlined by those agencies.

Real estate and other assets acquired through foreclosure or in connection with a loan workout are held as foreclosed assets. The Bank carries other real estate owned and other foreclosed assets at the lower of their cost or their fair value less estimated selling costs. The Bank attempts to sell the property at foreclosure sale or as soon as practical after the foreclosure sale through a proactive marketing effort.

The collection procedures for commercial real estate and commercial loans include sending periodic late notices and letters to a borrower once a loan is past due. The Bank attempts to make direct contact with a borrower once a loan is 16 days past due, usually by telephone. The Chief Lending Officer and Chief Credit Officer review all commercial real estate and commercial loan delinquencies on a weekly basis. Generally, delinquent commercial real estate and commercial loans are transferred to the Asset Recovery Department for further action if the delinquency is not cured within a reasonable period of time, typically 90 days. The Chief Lending Officer and Chief Credit Officer have the authority to transfer performing commercial real estate or commercial loans to the Asset Recovery Department if, in their opinion, a credit problem exists or is likely to occur.

Loans deemed uncollectible are proposed for charge-off on a monthly basis. Any charge-off recommendation of $500,000 or greater is submitted to executive management.

Delinquent Loans and Non-performing Loans and Assets

Bank policy requires that the Chief Credit Officer continuously monitor the status of the loan portfolios and report to the Board of Directors on at least a quarterly basis. These reports include information on impaired loans, delinquent loans, criticized and classified assets, and foreclosed assets. An impaired loan is defined as a non-homogeneous loan greater than $1.0 million for which it is probable, based on current information, that the Bank will not collect all amounts due under the contractual terms of the loan agreement. Impaired loans also include all loans modified as troubled debt restructurings ("TDRs"). A loan is deemed to be a TDR when a modification resulting in a concession is made by the Bank in an effort to mitigate potential loss arising from a borrower's financial difficulty. Smaller balance homogeneous loans including residential mortgages and other consumer loans are evaluated collectively for impairment and are excluded from the definition of impaired loans, except for TDRs. Impaired loans are individually identified and reviewed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows.

The Company implemented various consumer and commercial loan modification programs to provide its borrowers relief from the economic impacts of COVID-19. In accordance with the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), the Company elected to not apply troubled debt restructuring classification to any COVID-19 related loan modifications that occurred after March 1, 2020 to borrowers who were current as of December 31, 2019. Accordingly, these modifications are exempt from troubled debt restructuring classification under U.S. generally accepted accounting principles ("U.S. GAAP") and were not classified as troubled debt restructurings ("TDRs"). In addition, for loans modified in response to the COVID-19 pandemic that did not meet the above criteria (e.g., current payment status at December 31, 2019), the Company applied the guidance included in an interagency statement issued by the bank regulatory agencies. This guidance states that loan modifications performed in light of the COVID-19 pandemic, including loan payment deferrals that are up to six months in duration, that were granted to borrowers who were current as of the implementation date of a loan modification program or modifications granted under government mandated modification programs, are not TDRs. For loan modifications that include a payment deferral and are not TDRs, the borrower's past due and non-accrual status have not been impacted during the deferral period. The majority of our deferrals initially consisted of 90-day principal and interest deferrals with additional deferral periods granted on a case by case basis at the Bank's option. At December 31, 2022, there are no material deferrals related to the CARES Act.

At December 31, 2022, there were 128 impaired loans totaling $68.8 million, of which 118 loans totaling $26.0 million were TDRs. Included in this total were 104 TDRs related to 101 borrowers totaling $19.5 million that were performing in accordance with their restructured terms and which continued to accrue interest at December 31, 2022.

Interest income stops accruing on loans when interest or principal payments are 90 days in arrears or earlier when the timely collectability of such interest or principal is doubtful. When the accrual of interest on a loan is stopped, the loan is designated as a non-accrual loan and the outstanding unpaid interest previously credited is reversed. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist, the loan has been brought current and the borrower demonstrates some period (generally six months) of timely contractual payments.

Federal and state regulations as well as the Bank's policy require the Bank to utilize an internal risk rating system as a means of reporting problem and potential problem assets. Under this system, the Bank classifies problem and potential problem assets as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories, but possess potential weaknesses, are designated "special mention." When the Bank classifies one or more assets, or portions thereof, as "loss," the Bank is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge-off such amount.

Management performs a quarterly evaluation of the adequacy of the allowance for credit losses. The analysis of the allowance for credit losses has two elements: loans collectively evaluated for impairment and loans individually evaluated for impairment. As part of its evaluation of the adequacy of the allowance for credit losses, each quarter management prepares an analysis that segments the entire loan portfolio by loan type into groups of loans that share common attributes and risk characteristics. The allowance for credit losses collectively evaluated for impairment consists of a quantitative loss factor and a qualitative adjustment component. Management estimates the quantitative component by segmenting the loan portfolio and employing a discounted cash flow ("DCF") model framework to estimate the allowance for credit losses on the loan portfolio. The CECL estimate

incorporates life-of-loan aspects through this DCF approach. For each segment, this approach compares each loan's amortized cost to the present value of its contractual cash flows adjusted for projected credit losses, prepayments and curtailments to determine the appropriate reserve for that loan. Quantitative loss factors are evaluated at least annually. Management completed its most recent development and evaluation of its quantitative loss factors in the fourth quarter of 2022. Qualitative adjustments give consideration to other qualitative factors such as trends in industry conditions, effects of changes in credit concentrations, changes in the Company's loan review process, changes in the Company's loan policies and procedures, economic forecast uncertainty and model imprecision. The Company considers qualitative adjustments to credit loss estimates for information not already captured in the quantitative component of the loss estimation process. Qualitative adjustments are recalibrated at least annually and evaluated quarterly. The reserves resulting from the application of both of these sets of loss factors are combined to arrive at the allowance for credit losses on loans collectively evaluated for impairment.

Management's determination as to the classification of assets and the amount of the valuation allowances is subject to review by the FDIC and the New Jersey Department of Banking and Insurance, each of which can require the establishment of additional general or specific loss allowances. The FDIC, in conjunction with the other federal banking agencies, issued an interagency policy statement on the allowance for credit losses. The policy statement provides guidance for financial institutions on both the responsibilities of the board of directors and management for the maintenance of adequate allowances, and guidance for banking agency examiners to use in determining the adequacy of the allowances. Generally, the policy statement reaffirms that institutions should have effective loan review systems and controls to identify, monitor and address asset quality problems; that loans deemed uncollectible are promptly charged off; and that the institution's process for determining an adequate level for its valuation allowance is based on a comprehensive, adequately documented, and consistently applied analysis of the institution's loan and lease portfolio. While management believes that on the basis of information currently available to it, the allowance for credit losses is adequate as of December 31, 2022, actual losses are dependent upon future events and, as such, further additions to the level of allowances for credit losses may become necessary.

Loans are classified in accordance with the risk rating system described previously. At December 31, 2022, $88.4 million of loans were classified as "substandard," which consisted of $47.5 million in commercial loans, $35.6 in commercial mortgage, construction and multi-family mortgage loans, $4.7 million in residential loans and $657,000 in consumer loans. Within the substandard classification, $13.2 million were PCD loans. There were no loans classified as "doubtful" or "loss" at December 31, 2022. As of December 31, 2022, $159.8 million of loans were designated "special mention." Within the special mention classification, $18.0 million were PCD loans.

The following table sets forth delinquencies in the loan portfolio as of the dates indicated.

(dollars in thousands)	At December 31, 2022				At December 31, 2021				At December 31, 2020			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
Residential mortgage loans	9	$ 1,114	14	$ 1,928	7	$ 1,131	28	$ 6,072	39	$ 8,853	44	$ 10,232
Commercial mortgage loans	2	412	5	4,068	2	3,960	8	6,852	1	113	13	11,097
Multi-family mortgage loans	—	—	—	—	—	—	1	439	2	585	—	—
Construction loans	1	1,097	2	1,878	—	—	2	2,365	—	—	2	1,392
Total mortgage loans	12	2,623	21	7,874	9	5,091	39	15,728	42	9,551	59	22,721
Commercial loans	5	1,014	19	7,057	5	1,289	21	7,614	1	1,179	44	27,782
Consumer loans	4	147	9	653	7	228	16	1,650	13	4,518	27	2,175
TOTAL LOANS	21	$ 3,784	49	$ 15,584	21	$ 6,608	76	$ 24,992	56	$ 15,248	130	$ 52,678

Non-Accrual Loans and Non-Performing Assets

The following table sets forth information regarding non-accrual loans and other non-performing assets. At December 31, 2022, there were 14 TDRs totaling $6.5 million that were classified as non-accrual, compared to 14 non-accrual TDRs which totaled $3.5 million at December 31, 2021. Loans are generally placed on non-accrual status when they become 90 days or more past due or if they have been identified as presenting uncertainty with respect to the collectability of interest or principal.

(dollars in thousands)	At December 31,				
	2022	2021	2020	2019	2018
Non-accruing loans:					
Residential mortgage loans	$ 1,928	$ 6,072	$ 9,315	$ 8,543	$ 5,853
Commercial mortgage loans	28,212	16,887	31,982	5,270	3,180
Multi-family mortgage loans	1,565	439	—	—	—
Construction loans	1,878	2,365	1,392	—	—
Commercial loans	24,188	20,582	42,118	25,160	15,391
Consumer loans	738	1,682	2,283	1,221	1,266
Total non-accruing loans	$ 58,509	48,027	87,090	40,194	25,690
Accruing loans - 90 days or more delinquent	—	—	—	—	—
Total non-performing loans	$ 58,509	48,027	87,090	40,194	25,690
Foreclosed assets	2,124	8,731	4,475	2,715	1,565
TOTAL NON-PERFORMING ASSETS	$ 60,633	$ 56,758	$ 91,565	$ 42,909	$ 27,255
TOTAL NON-PERFORMING ASSETS AS A PERCENTAGE OF TOTAL ASSETS	0.44%	0.41%	0.71%	0.44%	0.28%
TOTAL NON-PERFORMING LOANS TO TOTAL LOANS	0.57%	0.50%	0.89%	0.55%	0.35%

Non-performing commercial mortgage loans increased $11.3 million to $28.2 million at December 31, 2022, from $16.9 million at December 31, 2021. Non-performing commercial mortgage loans consisted of 10 loans at December 31, 2022. Of these 10 loans, four loans totaling $6.9 million were PCD loans. The largest non-performing commercial mortgage loan was a $12.3 million loan secured by a first mortgage on two office buildings located in the Township of Upper Providence, Pennsylvania. Subsequent to December 31, 2022, the underlying real estate securing the loan was acquired in a negotiated settlement and recorded as a foreclosed asset.

Non-performing commercial loans increased $3.6 million, to $24.2 million at December 31, 2022, from $20.6 million at December 31, 2021. Non-performing commercial loans at December 31, 2022 consisted of 34 loans, of which 15 loans were under 90 days accruing. Of these non-performing commercial loans, 11 were PCD loans totaling $3.3 million. The largest non-performing commercial loan relationship consisted of two loans with aggregate outstanding balances of $7.6 million at December 31, 2022. These loans are secured by a general lien on business assets. These loans are currently not paying in accordance with their restructured terms. A new modification/forbearance agreement is currently being negotiated.

Non-performing construction loans decreased $487,000 to $1.9 million at December 31, 2022, from $2.4 million at December 31, 2021. Non-performing construction loans at December 31, 2022 consisted of two loans, one of which is a PCD loan. There were $2.4 million non-performing construction loans at 2021.

Non-performing multi-family mortgage loans totaled $1.6 million at December 31, 2022. There was one non-performing multi-family mortgage loan at December 31, 2021.

At December 31, 2022, the Company held $2.1 million of foreclosed assets, compared with $8.7 million at December 31, 2021. Foreclosed assets at December 31, 2022 are carried at fair value based on recent appraisals and valuation estimates, less estimated selling costs. During the year ended December 31, 2022, there were five additions to foreclosed assets with an aggregate carrying value of $1.2 million, four properties sold with an aggregate carrying value of $7.6 million and a valuation charge of $200,000.

Non-performing assets totaled $60.6 million, or 0.44% of total assets at December 31, 2022, compared to $56.8 million, or 0.41% of total assets at December 31, 2021. Within total non-performing assets, $3.9 million were PCD loans over 90 days past due. If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $1.0 million during the year ended December 31, 2022. The amount of cash basis interest income that was recognized on impaired loans during the year ended December 31, 2022 was not material.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, "Measurement of Credit Losses on Financial Instruments," which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. It also applies to off-balance sheet credit exposures, including loan commitments and lines of credit. The adoption of the new standard resulted in the Company recording a $7.9 million increase to the allowance for credit losses and a $3.2 million liability for off-balance sheet credit exposures. The adoption of the standard did not result in a change to the Company's results of operations upon adoption as it was recorded as an $8.3 million cumulative effect adjustment, net of income taxes, to retained earnings.

The allowance for credit losses is a valuation account that reflects management's evaluation of the current expected credit losses in the loan portfolio. The Company maintains the allowance for credit losses through provisions for credit losses that are charged to income. Charge-offs against the allowance for credit losses are taken on loans where management determines that the collection of loan principal and interest is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for credit losses.

The calculation of the allowance for credit losses is a critical accounting policy of the Company. Management estimates the allowance balance using relevant available information, from internal and external sources, related to past events, current conditions, and a reasonable and supportable forecast. Historical credit loss experience for both the Company and peers provides the basis for the estimation of expected credit losses, where observed credit losses are converted to probability of default rate ("PDR") curves through the use of segment-specific loss given default ("LGD") risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment, primarily due to the nature of the underlying collateral. These risk factors were assessed for reasonableness against the Company's own loss experience and adjusted in certain cases when the relationship between the Company's historical default and loss severity deviate from that of the wider industry. The historical PDR curves, together with corresponding economic conditions, establish a quantitative relationship between economic conditions and loan performance through an economic cycle.

Using the historical relationship between economic conditions and loan performance, management's expectation of future loan performance is incorporated using an externally developed economic forecast. This forecast is applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to long-term average economic conditions using a straight-line, time-based methodology. The Company's current forecast period is six quarters, with a four quarter reversion period to historical average macroeconomic factors. The Company's economic forecast is approved by the Company's Asset-Liability Committee.

The allowance for credit losses is measured on a collective (pool) basis, with both a quantitative and qualitative analysis that is applied on a quarterly basis, when similar risk characteristics exist. The respective quantitative allowance for each segment is measured using an econometric, discounted PDR/LGD modeling methodology in which distinct, segment-specific multi-variate regression models are applied to an external economic forecast. Under the discounted cash flows methodology, expected credit losses are estimated over the effective life of the loans by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level effective interest rate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

management has a reasonable expectation at the reporting date that a troubled debt restructuring ("TDR") will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The Company considers qualitative adjustments to credit loss estimates for information not already captured in the quantitative component of the loss estimation process. Qualitative factors are based on portfolio concentration levels, model imprecision, changes in industry conditions, changes in the Company's loan review process, changes in the Company's loan policies and procedures, and economic forecast uncertainty.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Management developed segments for estimating loss based on type of borrower and collateral which is generally based upon federal call report segmentation. The segments have been combined or sub-segmented as needed to ensure loans of similar risk profiles are appropriately pooled. As of December 31, 2022, the portfolio and class segments for the Company's loan portfolio were:

● Mortgage Loans – Residential, Commercial Real Estate, Multi-Family and Construction
● Commercial Loans – Commercial Owner Occupied and Commercial Non-Owner Occupied
● Consumer Loans – First Lien Home Equity and Other Consumer

The allowance for credit losses on loans individually evaluated for impairment is based upon loans that have been identified through the Company's normal loan monitoring process. This process includes the review of delinquent and problem loans at the Company's Delinquency, Credit, Credit Risk Management and Allowance Committees; or which may be identified through the Company's loan review process. Generally, the Company only evaluates loans individually for impairment if the loan is non-accrual, non-homogeneous and the balance is at least $1.0 million, or if the loan was modified as a TDR.

For all classes of loans deemed collateral-dependent, the Company estimates expected credit losses based on the fair value of the collateral less any selling costs. If the loan is not collateral dependent, the allowance for credit losses related to individually assessed loans is based on discounted expected cash flows using the loan's initial effective interest rate.

A loan for which the terms have been modified resulting in a concession by the Company, and for which the borrower is experiencing financial difficulties is considered to be a TDR. The allowance for credit losses on a TDR is measured using the same method as all other impaired loans, except that the original interest rate is used to discount the expected cash flows, not the rate specified within the restructuring.

For loans acquired that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. The Company evaluates acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) troubled debt restructured designation; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that are current on acquisition date, but had been previously delinquent. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. Subsequent to the acquisition date, the initial allowance for credit losses on PCD loans will increase or decrease based on future evaluations, with changes recognized in the provision for credit losses.

Management believes the primary risks inherent in the portfolio are a general decline in the economy, a decline in real estate market values, rising unemployment or a protracted period of elevated unemployment, increasing vacancy rates in commercial investment properties and possible increases in interest rates in the absence of economic improvement. Any one or a combination of these events may adversely affect borrowers' ability to repay the loans, resulting in increased delinquencies, credit losses and higher levels of provisions. Management considers it important to maintain the ratio of the allowance for credit losses to total loans at an acceptable level given current and forecasted economic conditions, interest rates and the composition of the portfolio.

Although management believes that the Company has established and maintained the allowance for credit losses at appropriate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment and economic forecast. Management evaluates its estimates and assumptions on an ongoing basis giving consideration to forecasted economic factors, historical loss experience and other factors. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for credit losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance or additional write-downs based on their judgments about information available to them at the time of their examination. Although management uses the best information available, the level of the allowance for credit losses remains an estimate that is subject to significant judgment and short-term change.

The CECL approach to calculate the allowance for credit losses on loans is significantly influenced by the composition, characteristics and quality of the Company's loan portfolio, as well as the prevailing economic conditions and forecast utilized. Material changes to these and other relevant factors creates greater volatility to the allowance for credit losses, and therefore, greater volatility to the Company's reported earnings. For the year ended December 31, 2022, the increase in the provision for credit losses was largely a function of the significant favorable impact of the post-pandemic recovery resulting in a large negative provision taken in the prior year and an increase in total loans outstanding. See Note 7 to the Consolidated Financial Statements for more information on the allowance for credit losses on loans.

Analysis of the Allowance for Credit Losses on Loans

The following table sets forth the analysis of the allowance for credit losses for the periods indicated.

		Years Ended December 31,			
(dollars in thousands)	2022	2021	2020	2019	2018
Balance at beginning of period	$ 80,740	$ 101,466	$ 55,525	$ 55,562	$ 60,195
Initial allowance due to the adoption of CECL	—	—	7,920	—	—
Charge offs:					
Residential mortgage loans	21	74	69	44	277
Commercial mortgage loans	5,471	3,234	2,647	222	—
Multi-family mortgage loans	66	34	—	—	—
Construction loans	—	—	—	—	—
Commercial loans	633	1,597	4,763	14,023	28,986
Consumer loans	357	517	434	743	755
Total	6,548	5,456	7,913	15,032	30,018
Recoveries:					
Residential mortgage loans	386	457	109	46	58
Commercial mortgage loans	198	378	177	376	431
Multi-family mortgage loans	—	4	—	—	—
Construction loans	—	20	110	—	—
Commercial loans	4,193	7,169	1,776	665	428
Consumer loans	654	1,002	465	808	768
Total	5,431	9,030	2,637	1,895	1,685
Net charge-offs (recoveries)	1,117	(3,574)	5,276	13,137	28,333
Provision charge (benefit) to operations	8,400	(24,300)	29,711	13,100	23,700
Initial allowance related to PCD loans	—	—	13,586	—	—
BALANCE AT END OF PERIOD	**$ 88,023**	**$ 80,740**	**$ 101,466**	**$ 55,525**	**$ 55,562**
RATIO OF NET CHARGE-OFFS (RECOVERIES) TO AVERAGE LOANS OUTSTANDING DURING THE PERIOD	**0.01%**	**(0.04)%**	**0.06%**	**0.18%**	**0.39%**
ALLOWANCE FOR CREDIT LOSSES TO TOTAL LOANS	**0.86%**	**0.84%**	**1.03%**	**0.76%**	**0.77%**
ALLOWANCE FOR CREDIT LOSSES TO NON-PERFORMING LOANS	**150.44%**	**168.11%**	**116.51%**	**138.14%**	**216.28%**

Allowance for Credit Losses on Loans by Loan Category

The following table sets forth the allowance for credit losses by loan category for the periods indicated. The allowance for credit losses for 2022, 2021 and 2020 were based upon the adoption of the current expected credit loss ("CECL") guidance, while the prior year credit losses were based upon the incurred loss methodology. This is based on management's assessment as of a given point in time. This is neither indicative of the specific amounts or the loan categories in which future charge-offs may be taken, nor is it an indicator of future loss trends. The allowance to each category does not restrict the use of the allowance to absorb losses in any category.

	At December 31,									
	2022		2021		2020		2019		2018	
(dollars in thousands)	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
Residential mortgage loans	$ 5,794	11.48%	$ 5,221	12.54%	$ 7,142	13.16%	$ 3,414	14.69%	$ 3,971	15.16%
Commercial mortgage loans	39,848	42.06	34,912	39.89	42,014	35.15	12,831	35.14	12,639	31.70
Multi-family mortgage loans	10,208	14.75	9,339	14.22	15,262	15.09	3,374	16.70	4,745	18.46
Construction loans	2,368	6.97	2,633	7.12	3,890	5.51	5,892	5.86	6,323	5.36
Commercial loans	27,414	21.77	26,343	22.82	27,083	26.08	28,263	22.28	25,693	23.37
Consumer loans	2,391	2.97	2,292	3.41	6,075	5.01	1,751	5.33	2,191	5.95
TOTAL	$ 88,023	100.00%	$ 80,740	100.00%	$101,466	100.00%	$ 55,525	100.00%	$ 55,562	100.00%

Investment Activities

General

The Board of Directors annually approves the Investment Policy for the Bank and the Company. The Chief Financial Officer and the Treasurer are authorized by the Board to implement the Investment Policy and establish investment strategies. Each of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Treasurer and Assistant Treasurer is authorized to make investment decisions consistent with the Investment Policy. Investment transactions for the Bank are reported to the Board of Directors of the Bank on a monthly basis.

The Investment Policy is designed to generate a favorable rate of return, consistent with established guidelines for liquidity, safety, duration and diversification, and to complement the lending activities of the Bank. Investment decisions are made in accordance with the policy and are based on credit quality, interest rate risk, balance sheet composition, market expectations, liquidity, income and collateral needs.

The Investment Policy does not currently permit the purchase of any securities that are below investment grade.

The investment strategy is to maximize the return on the investment portfolio consistent with the Investment Policy. The investment strategy considers the Bank's and the Company's interest rate risk position as well as liquidity, loan demand and other factors. Acceptable investment securities include U.S. Treasury and Agency obligations, collateralized mortgage obligations ("CMOs"), corporate debt obligations, municipal bonds, mortgage-backed securities, commercial paper, mutual funds, bankers' acceptances and Federal funds.

Securities in the investment portfolio are classified as held to maturity debt securities, available for sale debt securities, equity securities, or held for trading. Securities that are classified as held to maturity debt securities are securities that the Bank or the Company has the intent and ability to hold until their contractual maturity date and are reported at cost. Securities that are classified as available for sale debt securities are reported at fair value. Available for sale debt securities include U.S. Treasury and Agency obligations, U.S. Agency and privately-issued CMOs, corporate debt obligations. Sales of securities may occur from time to time in response to changes in market rates and liquidity needs and to facilitate balance sheet reallocation to effectively manage interest rate risk. Equity securities are traded in active markets with readily accessible quoted market prices, carried at fair value. At the present time, there are no securities that are classified as held for trading.

On January 1, 2020, the Company adopted CECL which replaces the incurred loss methodology with an expected loss methodology. Management measures expected credit losses on held to maturity debt securities on a collective basis by security type. Management classifies the held to maturity debt securities portfolio into the following security types:

● Agency obligations;

● Mortgage-backed securities;

● State and municipal obligations; and

● Corporate obligations.

All of the agency obligations held by the Bank are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. The majority of the state and municipal, and corporate obligations carry no lower than "A" ratings from the rating agencies at December 31, 2022 and the Bank had one security rated with a triple-B by Moody's Investors Service.

CMOs are a type of debt security issued by a special-purpose entity that aggregates pools of mortgages and mortgage-related securities and creates different classes of CMO securities with varying maturities and amortization schedules as well as a residual interest with each class possessing different risk characteristics. In contrast to pass-through mortgage-backed securities from which cash flow is received (and prepayment risk is shared) pro rata by all securities holders, the cash flow from the mortgages or mortgage-related securities underlying CMOs is paid in accordance with predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche of CMOs may therefore carry prepayment risk that differs from that of both the underlying collateral and other tranches. Accordingly, CMOs attempt to moderate risks associated with conventional mortgage-related securities resulting from unexpected prepayment activity. In declining interest rate environments, the Bank attempts to purchase CMOs with principal lock-out periods, reducing prepayment risk in the investment portfolio. During rising interest rate periods, the Bank's strategy is to purchase CMOs that are receiving principal payments that can be reinvested at higher current yields. Investments in CMOs involve a risk that actual prepayments will differ from those estimated in pricing the security, which may result in adjustments to the net yield on such securities. Additionally, the fair value of such securities may be adversely affected by changes in market interest rates. Management believes these securities may represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available.

At December 31, 2022, the Bank held $940,000 in privately-issued CMOs in the investment portfolio. The Bank and the Company do not invest in collateralized debt obligations, mortgage-related securities secured by sub-prime loans, or any preferred equity securities.

Amortized Cost and Fair Value of Securities

The following table sets forth certain information regarding the amortized cost and fair values of the Company's securities as of the dates indicated.

(dollars in thousands)	At December 31,					
	2022		2021		2020	
	Amortized Cost[2]	Fair Value	Amortized Cost[2]	Fair Value	Amortized Cost	Fair Value
Held to Maturity Debt Securities:						
Mortgage-backed securities	$ —	$ —	$ 21	$ 21	$ 62	$ 64
FHLB obligations	2,398	2,127	2,398	2,360	1,000	1,000
FHLMC obligations	3,600	3,224	3,600	3,537	3,600	3,599
FNMA obligations	1,000	906	1,000	984	1,000	1,001
FFCB obligations	2,999	2,707	2,998	2,940	2,000	2,001
State and municipal obligations	366,164	353,417	415,724	429,552	433,655	455,039
Corporate obligations	11,789	11,087	10,448	10,315	9,726	9,825
TOTAL HELD-TO-MATURITY DEBT SECURITIES	$ 387,950	$ 373,468	$ 436,189	$ 449,709	$ 451,043	$ 472,529
Available for Sale Debt Securities:						
U.S Treasury obligations	$ 275,620	$ 245,816	$ 196,898	$ 196,329	$ —	$ —
Mortgage-backed securities	1,636,913	1,427,138	1,711,312	1,708,831	910,393	938,413
SBA pools	—	—	—	—	1,001	1,009
Asset-backed securities	37,707	37,621	45,115	46,797	52,295	53,830
State and municipal obligations	67,706	56,864	68,702	69,708	69,687	71,258
Corporate obligations	40,541	36,109	36,109	36,186	40,194	40,979
TOTAL AVAILABLE FOR SALE DEBT SECURITIES	$ 2,058,487	$ 1,803,548	$ 2,058,136	$ 2,057,851	$ 1,073,570	$ 1,105,489
EQUITY SECURITIES	$ 1,147	$ 1,147	$ 1,325	$ 1,325	$ 971	$ 971
Average expected life of securities[1]	5.82 years		3.93 years		3.41 years	

(1) Average expected life is based on prepayment assumptions utilizing prevailing interest rates as of the reporting dates and excludes equity securities.
(2) At December 31, 2022 and 2021, excludes allowance for credit losses on held to maturity debt securities of $27,000 and $39,000, respectively.

The aggregate carrying values and fair values of securities by issuer, where the aggregate book value of such securities exceeds ten percent of stockholders' equity are as follows (in thousands):

	Amortized Cost	Fair Value
At December 31, 2022:		
FNMA	$ 690,160	$ 599,599
FHLMC	619,044	532,143
GNMA	132,592	120,206

The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's debt securities portfolio as of December 31, 2022. No tax equivalent adjustments were made to the weighted average yields. Amounts are shown at amortized cost for held to maturity debt securities and at fair value for available for sale debt securities.

	At December 31, 2022									
	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		After Ten Years		Total	
(dollars in thousands)	Carrying Value	Weighted Average Yield[1]	Carrying Value	Weighted Average Yield[1]	Carrying Value	Weighted Average Yield[1]	Carrying Value	Weighted Average Yield[1]	Carrying Value	Weighted Average Yield[1]
Held to Maturity Debt Securities:										
Agency obligations	$ —	—%	$ 9,997	0.68%	$ —	—%	$ —	—%	$ 9,997	0.68%
Corporate obligations	4,641	3.08	7,149	0.94	—	—	—	—	11,790	1.78
State and municipal obligations	15,639	2.69	136,769	2.62	173,389	2.53	40,366	2.23	366,163	2.53
TOTAL HELD TO MATURITY DEBT SECURITIES[2]	**$20,280**	**2.78%**	**$153,915**	**2.42%**	**$173,389**	**2.53%**	**$ 40,366**	**2.23%**	**$ 387,950**	**2.46%**
Available for Sale Debt Securities:										
Asset-backed securities	$ —	—%	$ —	—%	$ —	—%	$ 37,622	5.13%	$ 37,622	5.13%
State and municipal obligations	—	—	3,755	3.14	2144	1.97	50,965	2.44	56,864	2.47
Mortgage-backed securities	23	3.88	78,116	2.47	202,135	1.47	1,146,866	2.36	1,427,140	2.24
Agency obligations	—	—	167,753	1.43	78,063	1.63	—	—	245,816	1.49
Corporate obligations	—	—	4,949	4.29	29,392	4.22	1,768	6.32	36,109	4.33
TOTAL AVAILABLE FOR SALE DEBT SECURITIES[3]	**$ 23**	**3.88%**	**$254,573**	**1.83%**	**$ 311,734**	**1.77%**	**$1,237,221**	**2.45%**	**$1,803,551**	**2.25%**

(1)   Yields are not tax equivalent.
(2)   At December 31, 2022, excludes $27,000 allowance for credit losses on held to maturity debt securities.
(3)   Totals exclude $1.1 million equity securities, at fair value.

Sources of Funds

General

Primary sources of funds consist of principal and interest cash flows received from loans and mortgage-backed securities, contractual maturities on investments, deposits, FHLBNY advances and proceeds from sales of loans and investments. These sources of funds are used for lending, investing and general corporate purposes, including acquisitions and common stock repurchases.

Deposits

The Bank offers a variety of deposits for retail and business accounts. Deposit products include savings accounts, checking accounts, interest-bearing checking accounts, money market deposit accounts and certificate of deposit accounts at varying interest rates and terms. The Bank also offers investment, insurance and IRA products. Business customers are offered several checking account and savings plans, cash management services, remote deposit capture services, payroll origination services, escrow account management and business credit cards. The Bank focuses on relationship banking for retail and business customers to enhance the customer experience. Deposit activity is influenced by state and local economic conditions, changes in interest rates, internal pricing decisions and competition. Deposits are primarily obtained from the areas surrounding the Bank's branch locations. To attract and retain deposits, the Bank offers competitive rates, quality customer service and a wide variety of products and services that meet customers' needs, including online and mobile banking.

Deposit pricing strategy is monitored monthly by the management Asset/Liability Committee and Pricing Committee. Deposit pricing is set weekly by the Bank's Treasury Department. When setting deposit pricing, the Bank considers competitive market rates, FHLBNY advance rates and rates on other sources of funds. Savings accounts, interest and non-interest bearing checking accounts and money market deposit accounts, represented 92.9% of total deposits at December 31, 2022 and 93.8% of total deposits at December 31, 2021. As of December 31, 2022 and 2021, time deposits maturing in less than one year amounted to $584.2 million and $534.5 million, respectively.

The following table indicates the amount of certificates of deposit at December 31, 2022 by time remaining to maturity.

	Maturity				
(In thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
Certificates of deposit of $100,000 or more	$ 147,760	$ 63,456	$ 170,042	$ 80,310	$ 461,568
Certificates of deposit less than $100,000	60,118	51,740	91,034	86,976	289,868
TOTAL CERTIFICATES OF DEPOSIT	**$ 207,878**	**$ 115,196**	**$ 261,076**	**$ 167,286**	**$ 751,436**

Certificates of Deposit Maturities

The following table sets forth certain information regarding certificates of deposit.

	Period to Maturity from December 31, 2022						At December 31,		
(In thousands)	Less Than One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	Five Years or More	2022	2021	2020
Rate:									
0.00 to 0.99%	$ 262,244	$ 33,844	$ 11,081	$ 10,207	$ 10,233	$ 46	$ 327,655	$ 521,257	$ 592,626
1.00 to 2.00%	45,281	10,330	17,692	331	223	75	73,932	127,114	445,255
2.01 to 3.00%	127,708	16,779	767	—	—	—	145,254	42,963	55,686
3.01 to 4.00%	57,503	37,021	—	—	—	—	94,524	1181	607
TOTAL	**$ 584,151**	**$115,984**	**$ 30,068**	**$ 10,656**	**$ 10,456**	**$ 121**	**$ 751,436**	**$ 692,515**	**$1,094,174**

Borrowed Funds

At December 31, 2022, the Bank had $1.34 billion of borrowed funds. Borrowed funds consist primarily of FHLBNY advances and repurchase agreements. Repurchase agreements are contracts for the sale of securities owned or borrowed by the Bank, with an agreement to repurchase those securities at an agreed-upon price and date. The Bank uses wholesale repurchase agreements, as well as retail repurchase agreements as an investment vehicle for its commercial sweep checking product. Bank policies limit the use of repurchase agreements to collateral consisting of U.S. Treasury obligations, U.S. government agency obligations or mortgage-related securities.

As a member of the FHLBNY, the Bank is eligible to obtain advances upon the security of the FHLBNY common stock owned and certain residential mortgage loans, provided certain standards related to creditworthiness have been met. FHLBNY advances are available pursuant to several credit programs, each of which has its own interest rate and range of maturities.

The following table sets forth the maximum month-end balance and average balance of FHLBNY advances and securities sold under agreements to repurchase for the periods indicated.

(dollars in thousands)	Years Ended December 31,		
	2022	**2021**	**2020**
Maximum Balance:			
FHLBNY advances	$ 753,370	$ 941,939	$ 1,177,083
FHLBNY line of credit	486,000	—	422,000
Securities sold under agreements to repurchase	125,506	132,005	115,233
Average Balance:			
FHLBNY advances	$ 503,713	$ 673,014	$ 1,045,282
FHLBNY line of credit	139,012	205	97,853
Securities sold under agreements to repurchase	113,550	116,158	86,194
Weighted Average Interest Rate:			
FHLBNY advances	0.85%	1.27%	1.49%
FHLBNY line of credit	3.32	0.34	1.09
Securities sold under agreements to repurchase	0.38	0.07	0.28

The following table sets forth certain information as to borrowings at the dates indicated.

(dollars in thousands)	At December 31,		
	2022	**2021**	**2020**
FHLBNY advances	$ 753,370	$ 510,014	$ 1,051,036
FHLBNY line of credit	486,000	—	25,000
Securities sold under repurchase agreements	98,000	116,760	99,936
Total borrowed funds	$ 1,337,370	$ 626,774	$ 1,175,972
Weighted average interest rate of FHLBNY advances	2.24%	1.23%	0.96%
Weighted average interest rate of FHLBNY line of credit	4.61%	—%	0.34%
Weighted average interest rate of securities sold under agreements to repurchase	0.59%	0.30%	0.26%

Subordinated Debentures

Sussex Capital Trust II, a non-consolidated subsidiary of the Company acquired as part of the SB One acquisition and a Delaware statutory business trust established on June 28, 2007, issued $12.5 million of variable rate capital trust pass-through securities to investors. In accordance with FASB ASC 810, Consolidation, Sussex Capital Trust II, is not included in our consolidated financial statements. For regulatory reporting purposes, capital trust pass-through securities qualify as Tier I capital subject to specified limitations.

Subordinated debentures at December 31, 2022 and 2021 totaled $10.5 million and $10.3 million, respectively.

Wealth Management Services

As part of the Company's strategy to increase fee related income, the Bank's wholly owned subsidiary, Beacon Trust Company and its registered investment advisor subsidiary, Beacon Investment Advisory Services, Inc., ("Beacon") are engaged in providing wealth management services. Those services include investment management, trust and estate administration, financial planning, tax compliance and planning, and private banking. These services are offered to existing customers through the Bank's extensive branch, lending and insurance networks.

Beacon focuses on delivering personalized solutions based on the needs and objectives for each client. The majority of the fee income generated by Beacon is based on total assets under management.

Insurance Agency Operations

Provident Protection Plus, Inc., formerly SB One Insurance Agency, Inc., is a retail insurance broker operating in the State of New Jersey. The insurance agency's primary source of revenue is commission income, which is earned by placing insurance coverage for its customers with various insurance underwriters.

The insurance agency places basic property and casualty, life and health coverage with about twenty different insurance carriers. There are two main billing processes, direct billing and agency billing.

Subsidiary Activities

PFS Insurance Services, Inc., formerly Provident Investment Services, Inc., is a wholly owned subsidiary of the Bank, and a New Jersey licensed insurance producer that sells insurance and investment products, including annuities to customers through a third-party networking arrangement.

Dudley Investment Corporation is a wholly owned subsidiary of the Bank which operates as a New Jersey Investment Company. Dudley Investment Corporation owns all of the outstanding common stock of Gregory Investment Corporation.

Gregory Investment Corporation is a wholly owned subsidiary of Dudley Investment Corporation. Gregory Investment Corporation operates as a Delaware Investment Company. Gregory Investment Corporation owns all of the outstanding common stock of PSB Funding Corporation.

PSB Funding Corporation is a majority owned subsidiary of Gregory Investment Corporation. It was established as a New Jersey corporation to engage in the business of a real estate investment trust for the purpose of acquiring mortgage loans and other real estate related assets from the Bank.

Beacon Trust Company, a New Jersey limited purpose trust company, is a wholly owned subsidiary of the Bank.

Beacon Investment Advisory Services, Inc. is a wholly owned subsidiary of Beacon Trust Company, incorporated under Delaware law and is a registered investment advisor.

Provident Protection Plus, Inc., (formerly SB One Insurance Company, Inc.) a full service insurance agency offering both commercial and personal lines of insurance, is a wholly owned subsidiary of the Bank.

Sussex Capital Trust II is a Delaware statutory business trust and a non-consolidated subsidiary of the Company.

The Bank has the following active subsidiaries formed to manage and sell real estate acquired through foreclosure:

- Bergen Avenue Realty, LLC, a New Jersey limited liability company;
- Bergen Avenue Realty II, LLC, a New Jersey limited liability company;
- Bergen Avenue Realty PA, LLC, a Pennsylvania limited liability company; and
- 490 Boulevard Realty Corp, a New Jersey corporation.

Human Capital Resources

As of December 31, 2022, the Company had 1,124 full-time and 29 part-time employees. None of the Company's employees are represented by a collective bargaining group.

The Company provides a number of programs and benefits designed to enhance the employee experience. In addition to access to health insurance coverage for employees and their dependents, we offer a Discover Wellness program that promotes healthy activities and educational programs that allow participating employees to earn a reduction toward the cost of the medical programs they elect.

We provide a tuition reimbursement program for both undergraduate and business graduate degrees, as well as a student loan pay down option with Company loan payment contributions of $100.00 a month for up to 60 months to help qualifying employees reduce their student loan exposures. Employees also share in our financial success while preparing for retirement through the Employee Stock Ownership Plan, or ESOP. The ESOP gives employees an opportunity to accumulate shares of our common stock and is 100% funded by the Company.

To further assist our employees with retirement planning, our 401(k) plan has a 25% Company match on the first 6% of eligible compensation deferred.

Consistent with our commitment to assisting the communities we serve through monetary assistance provided by the Bank and The Provident Bank Foundation, we encourage our employees to engage in community service. We offer our employees paid time off to assist in their chosen charitable and community-based endeavors.

Our Company is committed to fostering an inclusive working environment that promotes a social and cultural diversity, and is free from harassment or discrimination of any kind. We are proud of our diverse workforce, including women holding 63% of managerial positions. We sponsor and support programs like ProvidentWomen which advances personal and professional growth of women in business through education, networking events and volunteer opportunities. We are equally as proud of our new Provident Salutes initiative, which embraces the proud community of employee veterans, military family members, and military advocates, and provides a platform for education and support for veterans in the workplace and the community. We are honored to be recognized by the African American Chamber of Commerce and New Jersey Chamber of Commerce with the 2022 DEI Trailblazers Award for Emerging DEI Influencer.

Overall, the Company is committed to creating a working environment that promotes employee engagement, professional development and recognition for living by our guiding principles. The Company believes its working relationship with its employees is good.

Regulation and Supervision

General

As a bank holding company controlling the Bank, the Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, and the rules and regulations of the Federal Reserve Board under the BHCA. The Company is also subject to the provisions of the New Jersey Banking Act of 1948 (the "New Jersey Banking Act") and the accompanying regulations of the Commissioner of the New Jersey Department of Banking and Insurance ("Commissioner") applicable to bank holding companies. The Company and the Bank are required to file reports with, and otherwise comply with, the rules and regulations of the Federal Reserve Board and the Commissioner. The Federal Reserve Board and the Commissioner conduct periodic examinations to assess the Company's compliance with various regulatory requirements. Additionally, the Company files certain reports with, and otherwise complies with, the rules and regulations of the Securities and Exchange Commission ("SEC") under the federal securities laws and the listing requirements of the New York Stock Exchange.

The Bank is a New Jersey chartered savings bank, and its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to extensive regulation, examination and supervision by the Commissioner as the issuer of its charter and by the FDIC as its deposit insurer. The Bank files reports with the Commissioner and the FDIC concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The Commissioner and the FDIC conduct periodic examinations to assess the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the deposit insurance fund and depositors. This framework also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement authority, including the ability to set policies with respect to the classification of assets and the establishment of adequate credit loss reserves for regulatory purposes.

As of December 31, 2022, the Bank had consolidated assets of $13.78 billion. The Company exceeded $10 billion in total consolidated assets in 2020, which subjects the Company to increased supervision and regulation. In particular, the Company is now subject to the direct supervision of the Consumer Financial Protection Bureau ("CFPB"). Additionally, under existing federal laws and regulations, the Company now (1) receives less debit card fee income; (2) is subject to more stringent compliance requirements under the "Volcker Rule," (i.e. a provision of the

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") which prohibits banking entities from engaging in proprietary trading or investing in or sponsoring hedge funds or private equity funds) and (3) generally is subject to higher FDIC assessment rates. Certain enhanced prudential standards also now are applicable such as additional risk management requirements, both from a framework and corporate governance perspective. These and other supervisory and regulatory implications of crossing the $10 billion threshold have and will likely continue to result in increased regulatory costs.

The material laws and regulations applicable to the Company and the Bank are summarized below and elsewhere in this Annual Report on Form 10-K.

Legislative and Regulatory Responses to the COVID-19 Pandemic

The COVID-19 pandemic has caused extensive disruptions to the global economy, to businesses, and to the lives of individuals throughout the world. On March 27, 2020, Congress took significant action to address these disruptions, including passing the CARES Act, a $2.2 trillion economic stimulus bill and the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act. There have also been a number of regulatory actions intended to help mitigate the adverse economic impact of COVID-19 on individuals, including several mandates from the federal bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the COVID-19 pandemic. Many of these actions were temporary and have expired; however, certain aspects of the regulatory framework that were modified as a result of the pandemic remain in effect. For example, in response to the pandemic, the Federal Reserve implemented an interim final rule allowing banks to suspend enforcement of the six-transfer limit on convenient transfers from savings deposits under Regulation D in order to permit customers to make an unlimited number of convenient transfers and withdrawals amid pandemic-related financial disruptions and uncertainty. This amendment has since been adopted on a permanent basis.

In addition, the Paycheck Protection Program ("PPP"), originally established under the CARES Act and extended under the Coronavirus Response and Relief Supplemental Appropriations Act of 2021, authorized financial institutions to make federally-guaranteed loans to qualifying small businesses and non-profit organizations. The PPP ended in accordance with its terms in May 2021.

New Jersey Banking Regulation

Activity Powers

The Bank derives its lending, investment and other activity powers primarily from the applicable provisions of the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including the Bank, generally may, subject to certain limits, invest in:

(1) Real estate mortgages;

(2) Consumer and commercial loans;

(3) Specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

(4) Certain types of corporate equity securities; and

(5) Certain other assets.

A savings bank may also invest pursuant to a "leeway" power that permits investments not otherwise permitted by the New Jersey Banking Act, subject to certain restrictions imposed by the FDIC. "Leeway" investments must comply with a number of limitations on the individual and aggregate amounts of such investments. A savings bank may also exercise trust powers upon the approval of the Commissioner. New Jersey savings banks may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the Commissioner by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers is limited by federal law and the related regulations. See "Federal Banking Regulation" below.

Loans-to-One-Borrower Limitations

With certain specified exceptions, a New Jersey chartered savings bank may not make loans or extend credit to a single borrower and to entities related to the borrower in an aggregate amount that would exceed 15% of the bank's capital funds. A New Jersey chartered savings bank may lend an additional 10% of the bank's capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. The Bank currently complies with applicable loans-to-one-borrower limitations.

Dividends

Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock. Federal law may also limit the amount of dividends that may be paid by the Bank.

Minimum Capital Requirements

Regulations of the Commissioner impose on New Jersey chartered depository institutions, including the Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. At December 31, 2022, the Bank was considered "well capitalized" under FDIC guidelines.

Loans to a Bank's Insiders

Provisions of the New Jersey Banking Act also impose conditions and limitations on the liabilities owed to a savings bank by its directors and executive officers and by corporations and partnerships controlled by such persons that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under Regulation O, as discussed below. The New Jersey Banking Act also provides that a savings bank that is in compliance with Regulation O is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Examination and Enforcement

The New Jersey Department of Banking and Insurance may examine the Company and the Bank whenever it deems an examination advisable. The Department examines the Bank at least every two years. The Commissioner may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Commissioner has ordered the activity to be terminated, to show cause at a hearing before the Commissioner why such person should not be removed.

Federal Banking Regulation

Capital Requirements

Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, federal regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations that are not subject to the advanced approaches capital rule (i.e., banks with $250 billion or more in total assets or $10 billion or more in total foreign exposures). Under the rule, non-advanced approaches banking organizations such as the Bank will apply a simpler regulatory capital treatment for mortgage servicing assets ("MSAs"); certain deferred tax assets ("DTAs") arising from temporary differences; investments in the capital of unconsolidated financial

institutions other than those currently applied; and capital issued by a consolidated subsidiary of a banking organization and held by third parties (often referred to as minority interest) that is includable in regulatory capital. In addition, certain general requirements of the regulation have been eliminated in respect of non-advanced approaches institutions, including: (i) the capital rule's 10 percent common equity tier 1 capital deduction threshold that applies individually to MSAs, temporary difference DTAs, and significant investments in the capital of unconsolidated financial institutions in the form of common stock; (ii) the aggregate 15 percent common equity tier 1 capital deduction threshold that subsequently applies on a collective basis across such items; (iii) the 10 percent common equity tier 1 capital deduction threshold for non-significant investments in the capital of unconsolidated financial institutions; and (iv) the deduction treatment for significant investments in the capital of unconsolidated financial institutions not in the form of common stock. Accordingly, non-advanced approaches banking organizations deduct from common equity tier 1 capital any amount of MSAs, temporary difference DTAs, and investments in the capital of unconsolidated financial institutions that individually exceeds 25 percent of common equity tier 1 capital.

In August 2020, the federal bank regulatory authorities issued a final rule providing banking institutions that had adopted the Current Expected Credit Loss ("CECL") accounting standard in the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with its adoption of CECL on January 1, 2020, the Company elected to utilize the five-year CECL transition. Further information regarding the impact of CECL can be found in Note 5 "Held to Maturity Debt Securities", Note 7 "Loans Receivable and Allowance for Credit Losses", and Note 17 "Allowance for Credit Losses on Off-Balance Sheet Credit Exposures".

The following table shows the Bank's Tier 1 leverage ratio, common equity Tier 1 risk-based capital ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio, at December 31, 2022:

| | As of December 31, 2022 | | | |
(dollars in thousands)	Capital	Percent of Assets[1]	Capital Requirements[1]	Capital Requirements with Capital Conservation Buffer[1]
Tier 1 leverage capital	$ 1,260,603	9.51%	4.00%	4.00%
Common equity Tier 1 risk-based capital	1,260,603	10.91	4.50	7.00
Tier 1 risk-based capital	1,260,603	10.91	6.00	8.50
Total risk-based capital	1,338,393	11.58	8.00	10.50

(1) For purposes of calculating regulatory Tier 1 leverage capital, assets are based on adjusted total leverage assets. In calculating common equity Tier 1 risk-based capital, Tier 1 risk-based capital and total risk-based capital, assets are based on total risk-weighted assets.

As of December 31, 2022, the Bank was considered "well capitalized" under FDIC guidelines.

Stress Testing

As part of the regulatory relief provided by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 ("Economic Growth Act"), the asset threshold requiring insured depository institutions ("IDIs") to conduct and report to their primary federal bank regulators annual company-run stress tests was raised from $10 billion to $250 billion in total consolidated assets and the requirement was made "periodic" rather than annual. The Economic Growth Act also provided that bank holding companies under $100 billion in assets were no longer subject to stress testing requirements. The amended regulations also provide the Federal Reserve with discretion to subject bank holding companies with more than $100 billion in total assets to enhanced supervision. Notwithstanding these regulatory amendments, the federal banking agencies indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. As part of its risk management processes, the Bank routinely stress tests the Bank's capital under a variety of economic stress scenarios and manages its capital position accordingly. As a result of these amendments, the Bank and the Company currently are not subject to company-run stress testing requirements.

The Volcker Rule

A provision of the Dodd-Frank Act prohibits insured depository institutions and their holding companies from engaging in proprietary trading except in limited circumstances, and it prohibits them from owning equity interests in excess of three percent of Tier 1 Capital in private equity and hedge funds (known as the "Volcker Rule"). The Volcker Rule and its implementing regulations prohibit banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds, which are referred to as "covered funds." Banking entities also are required to establish internal compliance programs that are consistent with the extent to which an entity engages in activities covered by the Volcker Rule.

In November 2019, the five federal regulatory agencies with jurisdiction over the Volcker Rule (the "Volcker Rule Agencies") issued a final rule revising certain aspects of the Volcker Rule's implementing regulations. The final rule simplified and streamlined compliance requirements for firms that do not have significant trading activities and enhances requirements for firms that do. Under the amended regulations, compliance requirements are based on the amount of assets and liabilities that a bank trades. Firms with significant trading activities (i.e., those with $20 billion or more in trading assets and liabilities), have heightened compliance obligations. Compliance with the amended regulations has been required since January 1, 2021.

Further, in June 2020, Volcker Rule Agencies issued a final rule modifying the Volcker Rule's prohibition on banking entities' investing in or sponsoring "covered funds." The final rule (1) streamlined the covered funds portion of the rule; (2) addressed the extraterritorial treatment of certain foreign funds; and (3) permitted banking entities to offer financial services and engage in other activities that do not raise concerns that the Volcker Rule was intended to address. Although we have benefited from significantly reduced compliance obligations due to the level of our trading assets being below the $20 billion threshold, we remain subject to the modified rules and requirements related to covered funds.

Activity Restrictions on State-Chartered Banks

Federal law and FDIC regulations generally limit the activities and investments of state-chartered FDIC insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, unless such activities and investments are specifically exempted by law or consented to by the FDIC.

Before making a new investment or engaging in a new activity that is not permissible for a national bank or otherwise permissible under federal law or FDIC regulations, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance fund. Certain activities of subsidiaries that are engaged in activities permitted for national banks only through a "financial subsidiary" are subject to additional restrictions.

Federal law permits a state-chartered savings bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, the law permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments, real estate investment or development or merchant banking. The total assets of all such financial subsidiaries may not exceed the lesser of 45% of the bank's total assets or $50 billion. The bank must have policies and procedures to assess the financial subsidiary's risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary's assets with the bank's and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. The Bank currently meets all conditions necessary to establish and engage in permitted activities through financial subsidiaries.

Federal Home Loan Bank ("FHLB") System

The Bank is a member of the FHLB system which consists of eleven regional FHLBs, each subject to supervision and regulation by the FHFA. The FHLB provides a central credit facility primarily for member institutions. As a member of the FHLB of New York ("FHLBNY"), the Bank is required to purchase and hold shares of capital stock in that FHLB in an amount as required by that FHLB's capital plan and minimum capital requirements. The Bank is in compliance with these requirements. The Bank has received dividends on its FHLBNY stock, although no assurance can be given that these dividends will continue to be paid. For the year ended December 31, 2022, dividends paid by the FHLBNY to the Bank totaled $2.0 million.

Deposit Insurance

As a member institution of the FDIC, deposit accounts at the Bank are generally insured by the FDIC's Deposit Insurance Fund ("DIF") up to a maximum of $250,000 for each separately insured depositor.

Banks of greater than $10 billion, such as the Bank, are assessed based on a rate derived from a scorecard which assesses certain factors such as examination ratings and financial measures related to the bank's ability to withstand stress and measures of loss severity to the DIF if the bank should fail. The Bank has exceeded $10 billion in assets for four consecutive calendar quarters and is now classified as a large institution for deposit insurance assessment purposes, resulting in a higher FDIC insurance premium.

Under current FDIC rules, the assessment range (inclusive of possible adjustments) for institutions with greater than $10.0 billion of total assets is established at 2.5 to 45 basis points. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC may increase or decrease the scale uniformly, except that no adjustment can deviate more than 2 basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if it is in default of its federal deposit insurance assessment.

On October 18 2022, the FDIC also adopted a final rule, effective January 1, 2023, to incorporate updated accounting standards into deposit insurance assessments applicable to all large insured depository institutions that have adopted FASB's Accounting Standards Update ("ASU") 2022-02, "*Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*,", as defined and further described in Note 1 to the Consolidated Financial Statements. It is difficult to estimate the effect of this rule on insurance assessment rates and management cannot predict what assessment rates will be in the future. Any significant increases in insurance premiums could have an adverse effect on the Company's operating expenses and results of operations.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or written agreement entered into with the FDIC. Management does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Brokered Deposits

The Federal Deposit Insurance Act and FDIC regulations thereunder limit the ability of banks to accept, renew or rollover brokered deposits unless the institution is well capitalized under the prompt corrective action framework discussed in greater detail below, or unless it is adequately capitalized and obtains a waiver from the FDIC. Less-than-well-capitalized banks also are subject to restrictions on the interest rates that they may pay on deposits. The characterization of deposits as "brokered"

may result in the imposition of higher deposit assessments on such deposits. In December 2020, the FDIC issued a final rule amending its regulations governing brokered deposits. The rule sought to clarify and modernize the FDIC's regulatory framework for brokered deposits. Notable aspects of the rule include: (1) the establishment of bright-line standards for determining whether an entity meets the statutory definition of "deposit broker"; (2) the identification of a number of business relationships in which the agent or nominee is automatically not deemed to be a "deposit broker" because their primary purpose is not the placement of funds with depository institutions (the "primary purpose exception"); (3) the establishment of a more transparent application process for entities that seek the "primary purpose exception," but do not qualify as one of the identified business relationships to which the exception is automatically applicable; and (4) the clarification that third parties that have an exclusive deposit-placement arrangement with only one IDI is not considered a "deposit broker." The final rule took effect in April 2021 and full compliance with the rule has been required since January 1, 2022. Further, as mandated by the Economic Growth Act, the FDIC's brokered deposit regulations provide a limited exception for reciprocal deposits for banks that are well managed and well capitalized (or adequately capitalized and have obtained a waiver from the FDIC as mentioned above). Under the limited exception, qualified banks are able to be exempt from treatment as "brokered" deposits up to $5 billion or 20 percent of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) and in the same aggregate amount as deposits placed by the institution in other network member banks.

Enforcement

The FDIC has extensive enforcement authority over insured savings banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of law and to unsafe or unsound practices.

Transactions with Affiliates

Transactions between an insured bank, such as the Bank, and any of its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and its implementing regulations. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution, financial subsidiary or other entity defined by the regulation generally is not treated as an affiliate of the bank for purposes of Sections 23A and 23B.

Section 23A:

● Limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and retained earnings, and limits all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings; and

● Requires that all such transactions be on terms that are consistent with safe and sound banking practices.

The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amounts. In addition, any covered transaction by a bank with an affiliate and any purchase of assets or services by a bank from an affiliate must be on terms that are substantially the same, or at least as favorable to the bank, as those that would be provided to a non-affiliate.

Prohibitions Against Tying Arrangements

Banks are subject to statutory prohibitions on certain tying arrangements. A depository institution is prohibited, subject to certain exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or that the customer not obtain services of a competitor of the institution.

Privacy and Data Security Standards

Applicable regulations require the Bank to disclose its privacy policies, including identifying with whom it shares "non-public personal information" to customers at the time of establishing the customer relationship and annually thereafter.

The FDIC regulations also require the Company and the Bank to provide their customers with initial and annual notices that accurately reflect their privacy policies and practices. In addition, the Company and the Bank are required to provide customers with the ability to "opt-out" of having the Company and the Bank share their non-public personal information with unaffiliated third parties before they can disclose such information, subject to certain exceptions.

Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

In many jurisdictions, including every state of the United States, consumers must be notified in the event of a data breach. The changing privacy laws in the United States, Europe and elsewhere, including the California Consumer Privacy Act create new individual privacy rights and impose increased obligations on companies handling personal data. In addition, multiple states, Congress and regulators outside the United States are considering similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, in November 2021, the federal financial regulatory agencies published a final rule that will impose upon banking organizations and their service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022 and full compliance was required as of May 1, 2022.

Community Reinvestment Act ("CRA") and Fair Lending Laws

All FDIC insured institutions have a responsibility under the CRA and related regulations to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods and borrowers (i.e. assessment(s)). In connection with its examination of a state chartered savings bank, the FDIC is required to assess the institution's record of compliance with the CRA. Among other things, the current CRA regulations rate an institution based upon its actual performance in meeting community needs. In particular, the current examination and evaluation process focuses on three tests:

● A lending test, to evaluate the institution's record of making home mortgage, small business, small farm, and consumer loans, if applicable, in its assessment area(s), with consideration given towards, amongst other factors, borrower characteristics and geographic distribution;

● An investment test, to evaluate the institution's record of helping to meet the credit needs of its assessment area(s) through qualified investments characterized as a lawful investment, deposit, membership share, or grant that has as its primary purpose community development; and

● A service test, to evaluate the institution's systems for delivering retail banking services through its branches, ATMs and other offices and access facilities, including the distribution of its branches, ATMs and other offices/access facilities, and the institution's record of opening and closing branches.

An institution's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities, including, but not limited to, engaging in acquisitions and mergers. The Bank received a "Satisfactory" CRA rating in its most recently completed federal examination, which was conducted by the FDIC as of July 2018.

On May 5, 2022, the FRB, FDIC, and the Office of the Comptroller of the Currency ("OCC") issued a joint notice of proposed rulemaking to revise the regulations implementing CRA. Under the proposal, the agencies would evaluate bank performance across the varied activities they conduct and communities in which they operate, and tailor CRA evaluations and data collection according to bank size and type. Further, the agencies would also emphasize smaller value loans and investments that can have high impact and be more responsive to the needs of LMI communities, and would update CRA assessment areas to include activities associated with online and mobile banking, branchless banking, and hybrid models. Additionally, the proposal would adopt a metrics-based approach to CRA evaluations of retail lending and community development financing, including public benchmarks, and clarify eligible CRA activities, such as affordable housing, that are focused on LMI, underserved, and rural communities. The prospects and timing for the adoption by the agencies of a final rule are not certain at this time.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of the borrower's characteristics as specified in those statutes. An institution's failure to comply with the Equal Credit Opportunity Act and/or the Fair Housing Act could result in enforcement actions by the FDIC, and CFPB, as well as other federal regulatory agencies and the Department of Justice.

Safety and Soundness Standards

Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

The Dodd Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines for specified entities, such as us, having at least $1 billion in total assets (including the Company and the Bank), to prohibit incentive-based payment arrangements that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In October 2022, the SEC adopted final rules implementing the incentive-based compensation recovery ("clawback") provisions of the Dodd-Frank Act. The final rules direct stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of material noncompliance with any financial reporting requirement under the securities law and to disclose their clawback policies and their actions under those policies. It is anticipated that most registrants will have until late 2023 or early 2024 to adopt and implement their policies.

In addition, FDIC regulations require a bank that is given notice by the FDIC that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the FDIC. If, after being so notified, a bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the FDIC may issue an order directing corrective and other actions of the types to which a significantly

undercapitalized institution is subject under the "prompt corrective action" provisions discussed below. If a bank fails to comply with such an order, the FDIC may seek to enforce such an order in judicial proceedings and to impose civil monetary penalties.

Prompt Corrective Action

Federal law requires the FDIC and the other federal banking regulators to promptly resolve the problems of undercapitalized institutions. Federal law also establishes five categories, consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The FDIC's regulations define the five capital categories as follows:

An institution will be treated as "well capitalized" if:

- Its ratio of total capital to risk-weighted assets is at least 10%;
- Its ratio of Tier 1 capital to risk-weighted assets is at least 8%;
- Its ratio of common equity Tier 1 capital to risk-weighted assets is at least 6.5%; and
- Its ratio of Tier 1 capital to total assets is at least 5%, and it is not subject to any order or directive by the FDIC to meet a specific capital level.

An institution will be treated as "adequately capitalized" if:

- Its ratio of total capital to risk-weighted assets is at least 8%; or
- Its ratio of Tier 1 capital to risk-weighted assets is at least 6%;
- Its ratio of common equity Tier 1 capital to risk-weighted assets is at least 4.5%; and
- Its ratio of Tier 1 capital to total assets is at least 4% and it is not a well-capitalized institution.

An institution will be treated as "undercapitalized" if:

- Its total risk-based capital is less than 8%; or
- Its Tier 1 risk-based-capital is less than 6%;
- Its ratio of common equity Tier 1 capital to risk-weighted assets is less than 4.5%; or
- Its leverage ratio is less than 4%

An institution will be treated as "significantly undercapitalized" if:

- Its total risk-based capital is less than 6%;
- Its Tier 1 capital is less than 4%;
- Its ratio of common equity to risk-weighted assets is less than 3%; or
- Its leverage ratio is less than 3%.

An institution that has a tangible capital to total assets ratio equal to or less than 2% would be deemed "critically undercapitalized." The FDIC is required, with some exceptions, to appoint a receiver or conservator for an insured state bank if that bank is critically undercapitalized. The FDIC may also appoint a conservator or receiver for an insured state bank on the basis of the institution's financial condition or upon the occurrence of certain events, including:

- Insolvency, or when the assets of the bank are less than its liabilities to depositors and others;

- Substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices;

- Existence of an unsafe or unsound condition to transact business;

- Likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and

- Insufficient capital, or the incurring or likely incurring of losses that will substantially deplete all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

Consumer Financial Protection

Bank regulatory agencies are increasingly focusing attention on consumer protection laws and regulations. To promote fairness and transparency for mortgages, credit cards, and other consumer financial products and services, the Dodd-Frank Act established the CFPB. This agency is responsible for interpreting and enforcing federal consumer financial laws, as defined by the Dodd-Frank Act, that, among other things, govern the provision of deposit accounts along with mortgage origination and servicing. Some federal consumer financial laws enforced by the CFPB include the Equal Credit Opportunity Act, TILA, the Truth in Savings Act, the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act, and the Fair Credit Reporting Act. The CFPB is also authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services. As a residential mortgage lender, the Company and its bank subsidiaries are subject to multiple federal consumer protection statutes and regulations, including, but not limited to, TILA, the Home Mortgage Disclosure Act, the Equal Credit Opportunity Act, RESPA, the Fair Credit Reporting Act, the Fair Debt Collection Act and the Flood Disaster Protection Act. Failure to comply with these and similar statutes and regulations can result in the Corporation and its bank subsidiaries becoming subject to formal or informal enforcement actions, the imposition of civil money penalties and consumer litigation.

Under TILA, as implemented by Regulation Z, mortgage lenders are required to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, the mortgage lender can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a qualified mortgage ("QM") is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a QM the points and fees paid by a consumer cannot exceed 3% of the total loan amount. In December 2020, the CFPB issued two final rules related to QM loans. The first rule replaces the strict debt-to-income ("DTI") threshold for QM loans and provides that, in addition to existing requirements, a

loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate ("APR") does not exceed the average prime offer rate for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. Further, a loan receives a rebuttable presumption that the consumer had the ability to repay if the APR exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points. The second rule creates a new category of "seasoned" QM loans for those that meet certain performance requirements. Specifically, that rule allows a non-QM loan or a "rebuttable presumption" QM loan to receive a safe harbor from APR liability at the end of a "seasoning" period of at least 36 months as a "seasoned QM" if it satisfies certain product restrictions, points-and-fees limits, and underwriting requirements, and the loan meets the designated performance and portfolio requirements during the "seasoning period." The mandatory compliance date under the first final rule initially was July 1, 2021, but was subsequently delayed by the CFPB to October 1, 2022. The second final rule will apply to covered transactions for which institutions receive an application after the compliance date for the first final rule.

The CFPB has exclusive examination and primary enforcement authority with respect to compliance with federal consumer financial protection laws and regulations by institutions under its supervision and is authorized, individually or jointly with the federal bank regulatory agencies, to conduct investigations to determine whether any person is, or has, engaged in conduct that violates such laws or regulations. The CFPB may bring an administrative enforcement proceeding or civil action in Federal district court. In addition, in accordance with a memorandum of understanding entered into between the CFPB and the Department of Justice, the two agencies have agreed to coordinate efforts related to enforcing the fair lending laws, which includes information sharing and conducting joint investigations. Now that the Company has exceeded $10 billion in assets in 2020, it is subject to the supervisory and enforcement authority of the CFPB.

The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and state attorneys general to enforce consumer protection rules issued by the CFPB. As a result of these aspects of the Dodd-Frank Act, the Bank is operating in a stringent consumer compliance environment and is incurring additional costs related to consumer protection compliance, including but not limited to potential costs associated with CFPB examinations, regulatory and enforcement actions and consumer-oriented litigation, which is likely to increase as a result of the consumer protection provisions of the Dodd-Frank Act. The CFPB, other financial regulatory agencies, as well as the Department of Justice have recently pursued a number of enforcement actions against depository institutions with respect to compliance with fair lending laws.

Anti-Money Laundering

The Bank must comply with the anti-money laundering ("AML") provisions of the Bank Secrecy Act ("BSA") as amended by the USA PATRIOT Act and implementing regulations issued by the FDIC and the Financial Crimes Enforcement Network ("FinCEN") of the U.S. Department of the Treasury.

The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened AML requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act included measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III imposed affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and AML programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, the federal bank regulatory agencies must consider the effectiveness of financial institutions engaging in a merger transaction in combating money laundering activities. The Bank has adopted policies and procedures which are in compliance with these requirements.

In December 2019, three federal banking agencies and FinCEN issued a joint statement clarifying the compliance procedures and reporting requirements that banks must follow for customers engaged in the growth or cultivation of hemp, including a clear statement that banks need not file a Suspicious Activity Report ("SAR") on customers engaged in the growth or cultivation of hemp in accordance with applicable laws and regulations. This statement does not apply to cannabis-related business; therefore, the statement pertains only to customers who are unlawfully growing or cultivating hemp and are not otherwise engaged in unlawful or suspicious activity.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related AML laws since the Patriot Act. Notable amendments include (1) significant changes to the collection of beneficial ownership and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, LLC, or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the AML laws in any judicial or administrative action brought by the Secretary of the Treasury or the Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30 percent of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. On September 29, 2022, FinCEN issued final regulation implementing the amendments with respect to beneficial ownership.

Loans to a Bank's Insiders

A bank's loans to its executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider's related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to loans by the Bank. All loans by a bank to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence may not exceed at any one time the higher of 2.5% of the bank's unimpaired capital and unimpaired surplus or $25,000, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the bank, with any interested directors not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either (1) $500,000; or (2) the greater of $25,000 or 5% of the bank's unimpaired capital and surplus.

Generally, loans to insiders must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for, comparable transactions with other persons, and not involve more than the normal risk of payment or present other unfavorable features. An exception may be made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

In addition, federal law prohibits extensions of credit to a bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

The Bank does not, as a matter of policy, make loans to its directors, or to their immediate family members and related interests.

Climate-Related Risk Management and Regulation

In recent years the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments;

revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

In October 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risks as an "emerging threat" to financial stability. In December 2021, the OCC, which supervises national banks and federal savings associations, issued proposed principles for climate-related financial risk management for institutions with more than $100 billion in total assets. Further, on March 30, 2022 and December 2, 2022, respectively, the FDIC and the Federal Reserve issued their own proposed principles for climate risk management, which also are applicable to larger banking organizations. The agencies have also indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The federal banking agencies, either independently or on an interagency basis, are expected to adopt a more formal climate risk management framework for larger banking organizations in the coming months. In the interim, the Federal Reserve announced on September 29, 2022 that six of the largest U.S. banking organizations will participate in a climate scenario analysis program in order to assess the resilience of such organizations under various hypothetical scenarios involving climate-related, economic and financial variables. As climate-related supervisory guidance is formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

In addition, states are considering taking similar actions on climate-related financial risks, including certain states in which we operate. For example, In New Jersey, a group of lawmakers in the legislature also introduced multiple bills addressing topics such as: inclusion of climate change-related threat assessments and hazard prevention and mitigation strategies in State and county hazard mitigation plans, urging the New Jersey Governor and Attorney General to pursue legal action against fossil fuel companies for harms caused by climate change, and urging lending institutions to stop financing projects that contribute to climate change. Additionally, New York Attorney General Letitia James joined a coalition of 19 attorneys general in supporting the SEC's Proposed Rules for The Enhancement and Standardization of the Climate-Related Disclosure for Investors.

Income on Interchange Fees

The Company exceeded $10 billion in assets in 2020 and became subject to the interchange fee cap mandated by the Dodd-Frank Act in July 2021. As such, the fees the Company may receive for an electronic debit transaction are capped at the statutory limit. Historically, the Company had been exempt from the interchange fee cap under the "small issuer" exemption, which applies to any debit card issuer with total worldwide assets (including those of its affiliates) of less than $10 billion as of the end of the previous calendar year. Pursuant to FRB regulations mandated by the Dodd-Frank Act, interchange fees on debit card transactions are limited to a maximum of $0.21 per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the FRB.

Digital Banking

Technological developments continue to significantly alter the ways in which financial institutions and their customers conduct their business. The growth of the Internet has caused banks to adopt and refine alternative distribution and marketing systems. The federal bank regulatory agencies have targeted various aspects of Internet banking, including the security and systems. There can be no assurance that the bank regulatory agencies will not adopt new regulations that will materially affect the Bank's Internet operations or restrict any such further operations.

Digital Asset Regulation

The federal banking agencies have issued interpretive guidance and statements regarding the engagement by banking organizations in certain digital asset activities. On April 7, 2022, the FDIC issued a financial institution letter also requiring its supervised institutions to provide notice and obtain supervisory feedback prior to engaging in any crypto-related activities. On August 16, 2022, the Federal Reserve Board released supervisory guidance encouraging all banking organizations supervised by the agency to notify its lead supervisory point of contact at the Federal Reserve prior to engaging in any digital asset-related activity. Prior to engaging in any such activities, banking organizations are expected to ensure that their proposed activities are legally permissible under relevant state and federal laws, and ensure that they have implemented adequate systems, risk management, and internal controls to ensure that the activities are conducted in a safe and sound manner consistent with applicable laws, including consumer protection laws.

More recently, on January 3, 2023, the federal banking agencies issued additional guidance in the form of a joint statement addressing digital asset-related risks to banking organizations. That statement noted the recent volatility and exposure of vulnerabilities in the digital asset sector and indicated that the agencies are continuing to assess whether or how the digital asset-related activities of banking organizations can be conducted in a safe and sound manner and in compliance with all applicable laws and regulations. The statement stressed that each agency has developed, and expects banking organizations to follow, supervisory processes for evaluating proposed and existing digital asset activities.

Although the federal banking agencies have not developed formal regulations governing the digital asset activities of banking organizations, the supervisory framework summarized above dictates that, in order to effectively identify and manage digital asset-related risks and obtain supervisory non-objection to the proposed engagement in digital asset activities, banking organizations must implement appropriate risk management practices, including with respect to board and management oversight, policies and procedures, risk assessments, internal controls and monitoring.

Holding Company Regulation

Federal Regulation

The Company is regulated as a bank holding company, and as such, is subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the Federal Reserve Board.

The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis. The Dodd-Frank Act directed the Federal Reserve Board to issue consolidated capital requirements for depository institution holding companies that are not less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. The previously discussed final rule regarding regulatory capital requirements implemented the Dodd-Frank Act as to bank holding company capital standards. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks applied to bank holding companies (with greater than $1 billion of assets) as of January 1, 2015. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer," of 2.5% in addition to the amount necessary to meet its minimum risk-based capital requirements.

In the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule providing banking institutions that adopt CECL during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with its adoption of CECL on January 1, 2020, the Company elected to utilize the five-year CECL transition.

The following table shows the Company's Tier 1 leverage capital ratio, common equity Tier 1 risk-based capital ratio, Tier 1 risk-based capital ratio and the total risk-based capital ratio as of December 31, 2022.

(dollars in thousands)	Capital	Percent of Assets[1]	Capital Requirements[1]	Capital Requirements with Capital Conservation Buffer[1]
		As of December 31, 2022		
Tier 1 leverage capital	$ 1,326,676	10.00%	4.00%	4.00%
Common equity tier 1 risk-based capital	1,313,789	11.36	4.50	7.00
Tier 1 risk-based capital	1,326,676	11.47	6.00	8.50
Total risk-based capital	1,404,466	12.15	8.00	10.50

(1) For purposes of calculating regulatory Tier 1 leverage capital, assets are based on adjusted total leverage assets. In calculating common equity tier 1 capital, Tier 1 risk-based capital and total risk-based capital, assets are based on total risk-weighted assets.

As of December 31, 2022, the Company was "well capitalized" under Federal Reserve Board guidelines.

Regulations of the Federal Reserve Board provide that a bank holding company must serve as a source of strength to any of its subsidiary banks and must not conduct its activities in an unsafe or unsound manner. Federal Reserve Board policies generally provide that bank holding companies should pay dividends only out of current earnings and only if the prospective rate of earnings retention in the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Federal Reserve Board guidance sets forth the supervisory expectation that bank holding companies will inform and consult with Federal Reserve Board staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the Federal Reserve Board and should eliminate, defer or significantly reduce dividends if: (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Under the prompt corrective action provisions discussed above, a bank holding company parent of an undercapitalized subsidiary bank would be directed to guarantee, within limitations, the capital restoration plan that is required of such an undercapitalized bank. If the undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the Federal Reserve Board may prohibit the bank holding company parent of the undercapitalized bank from paying any dividends or making any other form of capital distribution without the prior approval of the Federal Reserve Board.

As a bank holding company, the Company is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval will be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company.

Federal Reserve Board regulations require a bank holding company to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months will be equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The regulations provide that such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the Federal Reserve Board, is well-managed, and that is not the subject of any unresolved supervisory issues. Notwithstanding the aforementioned regulations, Federal Reserve Board guidance indicates that bank holding companies should inform Federal Reserve staff of certain proposed repurchases of common stock, sufficiently in advance to allow for supervisory review and possible objection.

In addition, a bank holding company which does not opt to become a financial holding company under applicable federal law is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be permissible. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be permissible are:

- Making or servicing loans;
- Performing certain data processing services;
- Providing discount brokerage services, or acting as fiduciary, investment or financial advisor;
- Leasing personal or real property;
- Making investments in corporations or projects designed primarily to promote community welfare; and
- Acquiring a savings and loan association.

Bank holding companies that qualify and opt to become a financial holding company may engage in activities that are financial in nature or incident to activities which are financial in nature. Financial holding companies may engage in a broader array of activities including insurance and investment banking.

Bank holding companies may qualify to become a financial holding company if at the time of the election and on a continuing basis:

- Each of its depository institution subsidiaries is "well capitalized";
- Each of its depository institution subsidiaries is "well managed"; and
- Each of its depository institution subsidiaries has at least a "Satisfactory" Community Reinvestment Act rating at its most recent examination.

The Company filed an election to qualify as a financial holding company under federal regulations on January 31, 2014 which was deemed effective by the Federal Reserve Board on March 5, 2015.

Under federal law, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would potentially be applicable to the Company if it ever acquired as a separate subsidiary, a depository institution in addition to the Bank.

New Jersey Regulation

Under the New Jersey Banking Act, a company owning or controlling a savings bank is regulated as a bank holding company. The New Jersey Banking Act defines the terms "company" and "bank holding company" as such terms are defined under the BHCA. Each bank holding company controlling a New Jersey chartered bank or savings bank must file certain reports with the Commissioner and is subject to examination by the Commissioner.

Acquisition of Control

Under federal law and under the New Jersey Banking Act, no person may acquire control of the Company or the Bank without first obtaining approval of such acquisition of control from the Federal Reserve Board and the Commissioner.

Effective in September of 2020, the Federal Reserve Board adopted a final rule to codify and simplify its interpretations and opinions regarding regulatory presumptions of control. The amended control rule has had, and will likely continue to have a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in nonbank companies.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Investment Adviser Regulation

Beacon Investment Advisory Services, Inc. is an investment adviser registered with the SEC. As such, it is required to make certain filings with and is subject to periodic examination by, the SEC.

Delaware Corporate Law

The Company is incorporated under the laws of the State of Delaware. As a result, the rights of its stockholders are governed by the Delaware General Corporate Law and the Company's Certificate of Incorporation and Bylaws.

Taxation

Federal Taxation

General

The Company is subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company.

On March 27, 2020 in response to COVID-19 and its detrimental impact to the global economy, President Trump signed the CARES Act into law, which provides stimulus to the US economy in the form of various individual and business assistance programs as well as temporary changes to existing law. The CARES Act of 2020 includes tax provision that temporarily modified the taxable income limitations for NOL usage to offset future taxable income, NOL carryback provisions and other related income and non-income based laws. ASC740 requires the tax effects of changes in tax law or rates to be recorded in the period of enactment. The Corporation has evaluated such provisions and determined that the impact of the CARES Act of 2020 on the income tax provision and deferred tax assets as of December 31, 2020 was not material.

The Inflation Reduction Act, which was signed into law on August 16, 2022, among other things, implements a new alternative minimum tax of 15% on corporations with profits in excess of $1 billion, a 1% excise tax on stock repurchases, and several tax incentives to promote clean energy and climate initiatives. These provisions are effective beginning January 1, 2023. Based on its analysis of the provisions, the Company does not expect the provisions of the Inflation Reduction Act to have a material impact on its consolidated financial statements.

Method of Accounting

For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its consolidated federal income tax returns.

Bad Debt Reserves

Prior to the Small Business Protection Act of 1996 (the "1996 Act"), the Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. The Bank was required to use the direct charge-off method to compute its bad debt deduction beginning with its 1996 federal income tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve).

Taxable Distributions and Recapture

Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should the Bank fail to meet certain asset and definitional tests. Federal legislation has eliminated these recapture rules. Retained earnings at December 31, 2022 included approximately $51.8 million for which no provisions for income tax had been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At December 31, 2022, the Bank had an unrecognized tax liability of $14.0 million with respect to this reserve.

Corporate Alternative Minimum Tax

The Internal Revenue Code of 1986, as amended (the "Code"), imposed an alternative minimum tax (AMT) at a rate of 20% on a base of regular taxable income plus certain tax preferences (alternative minimum taxable income or AMTI). The AMT was payable to the extent such AMTI was in excess of an exemption amount and the AMT exceeded the regular income tax. Net operating losses could offset no more than 90% of AMTI. Certain payments of alternative minimum tax could be used as credits against regular tax liabilities in future years. The Company was not subject to the alternative minimum tax and has no such amounts available as credits for carryover. The Tax Act repealed the corporate AMT effective for tax years beginning after December 31, 2017.

Net Operating Loss Carryovers

Under the general rule, for tax periods ending December 31, 2017 and prior a financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2018, the Company had approximately $1.1 million of Federal Net Operating Losses ("NOLs"). These NOLs were generated by entities the Company acquired in previous years and are subject to an annual Code Section 382 limitation. The Tax Act limits the NOL deduction for a given year to 80% of taxable income, effective with respect to losses arising in tax years beginning after December 31, 2017. It also repealed the pre-enactment carryback provision for NOLs and provides for the indefinite carryforward of NOLs arising in tax years ending after December 31, 2017.

Corporate Dividends-Received Deduction

The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations.

State Taxation

New Jersey State Taxation

The Company and the Bank file New Jersey Corporation Business Tax returns. Generally, the income of financial institutions in New Jersey, which is calculated based on federal taxable income subject to certain adjustments, is subject to New Jersey tax. The Company and the Bank are subject to the corporation business tax at 9% of apportioned taxable income. Certain entities can qualify as a NJ investment company which taxes income at 3.6% plus NJ surcharge. This election is an annual election and if elected, the entity is not included in the unitary group. As a result of legislation that New Jersey enacted on July 1, 2018 and an extension passed on September 29, 2020, the Company and the Bank are subject to an additional temporary surtax effective for tax years 2018 through 2023, and are required to file combined tax returns beginning 2019.

Prior to the new legislation, New Jersey tax law did not allow a taxpayer to file a tax return on a combined or consolidated basis with another member of the affiliated group where there is common ownership for tax periods prior to December 31, 2018.

Pennsylvania State Taxation

The Bank is subject to Pennsylvania Mutual Thrift Institutions Tax. Mutual thrift institutions tax is imposed at the rate of 11.5% on net taxable income of mutual thrift institutions in Pennsylvania, including savings banks without capital stock, building and loan associations, savings and loan associations, and savings institutions having capital stock.

New York State Taxation

In 2014, New York State enacted significant and comprehensive reforms to its corporate tax system that went into effect January 1, 2015. The legislation resulted in significant changes to the method of calculating income taxes for banks, including changes to future period tax rates, rules relating to the sourcing of income, and the elimination of the banking corporation tax so that banking corporations are taxed under New York State's corporate franchise tax. The corporate franchise tax is based on the combined entire net income of the Company and its affiliates allocable and apportionable to New York State and taxed at a rate of 7.25%. The amount of revenues that are sourced to New York State under the new legislation can be expected to fluctuate over time. In addition, the Company and its affiliates are subject to the Metropolitan Transportation Authority ("MTA") Surcharge allocable to business activities carried on in the Metropolitan Commuter Transportation District. The MTA surcharge for 2021 is 30.0% of a recomputed New York State franchise tax, calculated using a 6.5% tax rate on allocated and apportioned net income. The examination of the Company's 2016 and 2015 New York State tax returns was completed in the first quarter of 2019, and did not have a material impact on the Company's effective income tax rate. The Company's 2017 and 2018 New York State returns are currently under audit.

Item 1B.   Unresolved Staff Comments

There are no unresolved comments from the staff of the SEC to report.

Item 2.   Properties

Property

At December 31, 2022, the Bank conducted business through 95 full-service branch offices located throughout northern and central New Jersey, as well as Bucks, Lehigh and Northampton counties in Pennsylvania and Nassau and Queens counties in New York. The Bank maintains satellite loan production offices in Convent Station, Flemington, Paramus, and Sea Girt, New Jersey, as well as in Bethlehem, Newtown and Plymouth Meeting, Pennsylvania and Nassau and Queens County, New York. The aggregate net book value of premises and equipment was $79.8 million at December 31, 2022.

The Company's executive offices are located in a leased facility at 239 Washington Street, Jersey City, New Jersey, which is also the Bank's Main Office. The Company's and Bank's administrative offices are located in a leased facility at 111 Wood Avenue South, Iselin, New Jersey.

Item 3.   Legal Proceedings

The Company is involved in various legal actions and claims arising in the normal course of its business. In the opinion of management, these legal actions and claims are not expected to have a material adverse impact on the Company's financial condition and results of operations.

Item 1A. Risk Factors

In the ordinary course of operating our business, we are exposed to a variety of risks inherent to the financial services industry. The following discusses the significant risk factors that could affect our business and operations. If any of the following conditions or events actually occur, our business, financial condition or results of operations could be negatively affected, the market price of your investment in the Company's common stock could decline, and you could lose all or a part of your investment in the Company's common stock. The Company's risk factors are categorized as follows:

- Risks Related to the Pending Merger with Lakeland Bancorp, Inc.
- Risks Related to the Economy, Financial Markets, and Interest Rates
- Risks Related to Regulatory, Compliance, Environmental and Legal Matters
- Risks Related to the Business Environment and Operations.
- Risks Related to Technology and Security

Risks Related to the Pending Merger with Lakeland

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company that results from the merger of the Company and Lakeland.

Before the merger of the Company and Lakeland (the "merger") and the subsequent merger of Lakeland Bank with and into Provident Bank (the "bank merger") may be completed, various approvals, consents and non-objections must be obtained from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC, the New Jersey Department of Banking and Insurance (the "NJDOBI") and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each company. These approvals could be delayed or not obtained at all, including due to an adverse development in either company's regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company's business or require changes to the terms of the transactions contemplated by the merger agreement between the Company and Lakeland. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of

delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reducing the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

In addition, despite the companies' commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither the Company nor Lakeland, nor any of their respective subsidiaries, is permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger.

Failure to complete the merger could negatively impact the Company.

If the merger is not completed for any reason, there may be various adverse consequences and the Company may experience negative reactions from the financial markets and from its customers and employees. For example, the Company's business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of the Company's common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. The Company also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against the Company to perform its obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, the Company may be required to pay a termination fee of $50 million to Lakeland.

Additionally, the Company has incurred and will incur additional substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing of a joint proxy statement/prospectus in connection with the merger, and all filing and other fees paid in connection with the merger. If the merger is not completed, the Company would have to pay these expenses without realizing the expected benefits of the merger.

The current volatile interest rate environment may adversely impact the fair value adjustments of investments and loans acquired in the merger.

Upon the closing of the merger, we will need to adjust the fair value of Lakeland's investment and loan portfolios. The rising interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn back period, and negatively impacting the Company's capital ratios, which may result in the Company taking steps to strengthen its capital position.

Combining the Company and Lakeland may be more difficult, costly or time-consuming than expected, and the Company may fail to realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of the Company and Lakeland. To realize the anticipated benefits and cost savings from the merger, the Company and Lakeland must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If the Company and Lakeland are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.

The Company and Lakeland have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on the Company during this transition period and for an undetermined period after completion of the merger on the combined company.

Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of the Company and Lakeland. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

As a result of the mergers, the combined company will become subject to additional requirements and restrictions imposed by the DOJ.

On September 28, 2022, Lakeland Bank entered into a consent order with the DOJ to resolve allegations of violations of the Fair Housing Act and Equal Credit Opportunity Act within the Newark, NJ-PA Metro Division, as constituted in 2015 (the "DOJ Consent Order"). The DOJ Consent Order was approved by the U.S. District Court for the District of New Jersey on September 29, 2022.

The DOJ Consent Order requires Lakeland Bank to, among other things, invest $12 million over five years in a loan subsidy fund to increase credit opportunities to residents of majority-Black and Hispanic census tracts in Essex, Morris, Somerset, Sussex and Union Counties, New Jersey (the "Newark Lending Area"), and devote a minimum of $400,000 over five years toward community development partnership contributions in the Newark Lending Area and $150,000 per year over five years toward advertising, community outreach, and credit repair and education in the Newark Lending Area. Pursuant to the terms of the consent order, Lakeland Bank will also establish two new full-service branches in majority-Black and Hispanic census tracts: one in Newark, New Jersey and one in the Newark Lending Area. In addition, Lakeland Bank must continue to maintain its full-time Community Development Officer position to oversee these efforts throughout the term of the consent order.

As required by the terms of the DOJ Consent Order, Provident Bank, as the resulting institution in the bank merger, has agreed to and will assume all obligations under the DOJ Consent Order in connection with the bank merger. Although both Provident Bank and Lakeland Bank are committed to full compliance with the DOJ Consent Order, achieving such compliance will require significant management attention from Lakeland Bank and, following the mergers, the combined bank and may cause Lakeland Bank and, following the mergers, the combined bank to incur unanticipated costs and expenses. Actions taken to achieve compliance with the DOJ Consent Order may affect Lakeland Bank's and the combined bank's business or financial performance and may require Lakeland Bank or the combined bank to reallocate resources away from existing businesses or to undertake significant changes to their respective businesses, operations, products and services and risk management practices. In addition, although the DOJ Consent Order resolved all claims by the DOJ against Lakeland Bank, Lakeland and its subsidiaries or, following the mergers, the combined company and its subsidiaries could be subject to other enforcement actions relating to the alleged violations resolved by the DOJ Consent Order.

In connection with the merger, Provident will assume Lakeland's outstanding debt obligations, and the combined company's level of indebtedness following the completion of the merger could adversely affect the combined company's ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the merger, Provident will assume Lakeland's outstanding indebtedness. Provident's existing debt, together with any future incurrence of additional indebtedness, and the assumption of Lakeland's outstanding indebtedness, could have important consequences for the combined company's creditors and the combined company's stockholders. For example, it could:

- limit the combined company's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
- restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
- restrict the combined company from paying dividends to its stockholders;
- increase the combined company's vulnerability to general economic and industry conditions; and
- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company's indebtedness, thereby reducing the combined company's ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

The combined company may be unable to retain personnel of the Company and/or Lakeland successfully after the merger is completed.

The success of the merger will depend in part on the combined company's ability to retain the talent and dedication of key employees currently employed by the Company and Lakeland. It is possible that these employees may decide not to remain with the Company or Lakeland, as applicable, while the merger is pending or with the combined company after the merger is consummated. If the Company and Lakeland are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, the Company and Lakeland could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company's business activities may be adversely affected, and management's attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company's business to suffer. The Company and Lakeland also may not be able to locate or retain suitable replacements for any key employees who leave either company.

The Company will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on the Company. These uncertainties may impair the Company's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with the Company to seek to change existing business relationships with the Company. In addition, subject to certain exceptions, the Company has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of Lakeland. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the merger.

The Company has incurred and is expected to incur substantial costs related to the merger and integration.

The Company has incurred and expects to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, closing, integration and other related costs. Some of these costs are payable by the Company regardless of whether or not the merger is completed.

Stockholder litigation related to the merger could prevent or delay the completion of the merger, result in the payment of damages or otherwise negatively impact the business and operations of the Company.

Stockholders of the Company and shareholders of Lakeland have commenced litigation in connection with the proposed merger and, among other remedies, such litigation seeks damages or an injunction preventing the merger from closing. If any plaintiff were successful in obtaining an injunction prohibiting the Company or Lakeland from completing the merger or any other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in costs to the Company, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of the Company.

The Company may have to rely on Lakeland's models post-closing until Lakeland's data can be integrated into the Company's models.

Lakeland depends on models for, the allowance for credit losses, among other things, and we may have to rely on Lakeland's models post-closing prior to integrating Lakeland's data into our models. These models may be designed or implemented in a manner different than the models used by the Company. As a result, incorporation of Lakeland's data into our models could materially impact our results of operations or financial position to the extent that our estimates based on Lakeland's models prove to be inaccurate.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among other things: (i) authorization for listing on the New York Stock Exchange of the shares of the Company's common stock to be issued in the merger, subject to official notice of issuance, (ii) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the FDIC and the NJDOBI; and (iii) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party's obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and (d) the execution and delivery of the bank merger agreement in respect of the bank merger.

These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, even after the requisite stockholder and shareholder approvals. Also, the Company or Lakeland may elect to terminate the merger agreement in certain other circumstances.

Risks Related to the Economy, Financial Markets, and Interest Rates

Changes to the underlying drivers of our net interest income could adversely affect our results of operations and financial condition.

Our financial condition and results of operations are significantly affected by changes in market interest rates, and the degree to which these changes disparately impact short-term and long-term interest rates and influence the behavior of our customer base. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest earning assets and the interest expense we pay on our interest-bearing liabilities. A flattening yield curve, or one that inverts, could negatively impact our net interest margin and earnings.

As the Federal Reserve continues to raise interest rates, our interest-bearing liabilities may be subject to repricing or maturing more quickly than our interest-earning assets. If short-term rates increase rapidly, we may have to increase the rates we pay on our deposits and borrowed funds more quickly than we can increase the interest rates we earn on our loans and investments, resulting in a negative effect on interest spreads and net interest income. In addition, the effect of rising rates could be compounded if deposit customers move funds into higher yielding accounts or are lost to competitors offering higher rates on their deposit products. Conversely, should market interest rates fall below current levels, our net interest income could also be negatively affected if competitive pressures prevent us from reducing rates on our deposits, while the yields on our assets decrease through loan prepayments and interest rate adjustments.

Changes in interest rates also affect the value of our interest-earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2022, our available for sale debt securities portfolio totaled $1.80 billion. Unrealized gains and losses on securities available for sale are reported as a separate component of stockholders' equity. Therefore, decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity.

Volatility and uncertainty related to inflation and the effects of inflation, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally, may also enhance or contribute to some of the risks discussed herein. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for the Company's products, adversely affect the creditworthiness of the Company's borrowers or result in lower values for the Company's investment securities and other interest-earning assets.

A general economic slowdown or uncertainty that produces either reduced returns or excessive market volatility could adversely impact our overall profitability, including our wealth management fee income and our access to capital and liquidity.

A general economic slowdown could affect our core banking business. Headwinds facing the U.S. economy continued during 2022, as the Federal Reserve rapidly tightened monetary policy through a series of interest rate hikes. The consensus forecast has the economy slowing considerably in 2023, although avoiding recession. Certain sectors of the economy, notably residential housing, have already been impacted by rising interest rates. Borrowers with floating rate debt or looming interest rate resets are also expected to be negatively impacted in the coming year. Adverse changes in the economy could negatively affect the ability of our borrowers to repay their loans or force us to offer lower interest rates to encourage new borrowing activity.

Uncertainty and market volatility could affect the value of the assets under management in our wealth management business resulting in lower fee income. Conditions that produce extended market volatility could affect our ability to provide our clients with an adequate return, thereby impacting our ability to attract new clients or causing existing clients to seek more stable investment opportunities with alternative wealth advisors.

Furthermore, market volatility could adversely impact our access to capital and liquidity.

If our allowance for credit losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we rely on our loan monitoring program, our loan quality reviews, our credit risk rating process, loan portfolio trends, our experience, our evaluation of economic conditions and our selection of a reasonable and supportable forecast, among other factors. The Company measures projected credit losses over the estimated life of the asset by applying quantitative and qualitative loss factors we derive using a macroeconomic forecast that we deem most likely to occur. If our assumptions prove to be incorrect, or if delinquencies or non-accrual and non-performing loans increase, the allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to the allowance would materially decrease our net income. In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs.

Commercial real estate, commercial and industrial and construction loans expose us to increased risk and earnings volatility.

We consider our commercial real estate loans, commercial and industrial loans and construction loans to be higher risk categories in our loan portfolio. These loans are particularly sensitive to economic conditions. At December 31, 2022, our portfolio of commercial real estate loans, including multi-family loans, totaled $5.83 billion, or 57.4% of total loans, our commercial and industrial loans totaled $2.23 billion, or 22.0% of portfolio loans, and our construction loans totaled $715.5 million, or 7.0% of total loans. We plan to continue to emphasize the origination of these types of loans.

Commercial real estate loans generally involve a higher degree of credit risk because they typically have larger balances and are more affected by adverse conditions in the economy. Payments on loans secured by commercial real estate also often depend on the successful operation and management of the businesses that occupy these properties or the financial stability of tenants occupying the properties. Furthermore, these loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulation. In the case of commercial and industrial loans, although we strive to maintain high credit standards and limit exposure to any one borrower, the collateral for these loans often consists of accounts receivable, inventory and equipment. This type of collateral typically does not yield substantial recovery in the event we need to foreclose on it and may rapidly deteriorate, disappear, or be misdirected in advance of foreclosure. This adds to the potential that our charge-offs will be volatile, which could significantly negatively affect our earnings in any quarter. In addition, some of our construction loans may pose higher risk than the levels expected at origination, as projects may stall, absorption may be slower than projected or sales prices may be lower than forecasted. In addition, many of our borrowers have more than one commercial real estate or construction loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship may expose the Company to significantly greater risk of loss.

Risks Related to Regulatory, Compliance, Environmental and Legal Matters

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination of various regulatory authorities, but primarily by the New Jersey Department of Banking and Insurance, our chartering authority, and by the FDIC, as insurer of our deposits. As a bank holding company, we are subject to regulation and oversight by the Federal Reserve Board. Such regulation and supervision governs the activities in which a bank and its holding company may engage and is intended primarily for the protection of the insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to require that we hold additional capital, restrict our operations, modify the classification of our assets, increase our allowance for credit losses, and strengthen the management of risks posed by our reliance on third party vendors. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on the Company's operations.

The potential exists for additional federal or state laws and regulations regarding capital requirements, lending and funding practices and, liquidity standards, and bank regulatory agencies are expected to remain active in responding to concerns and trends that may be identified in our examinations, which may include the potential for the issuance of formal enforcement orders. Further, actions taken to date, as well as potential actions, may not provide the level of beneficial effects necessary to offset their cost to us. In addition, new laws, regulations, and other regulatory changes could further increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws, regulations, and other regulatory changes, may also significantly affect the markets in which we do business, the markets for and value of our loans and investments, and our ongoing operations, costs and profitability.

As a financial institution with assets greater than $10 Billion, we are subject to additional regulation and increased supervision, including by the CFPB.

Provident's total assets were $13.78 billion at December 31, 2022. Banks with assets in excess of $10 billion are subject to requirements imposed by the Dodd-Frank Act and its implementing regulations including being subject to the examination authority of the Consumer Financial Protection Bureau to assess our compliance with federal consumer financial laws, the imposition of higher FDIC premiums, reduced debit card interchange fees, and enhanced risk management frameworks, all of which increase operating costs and reduce earnings.

We may be required to invest more significant management attention and resources to make further changes necessary to comply with enhanced regulatory expectations. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations may have on us, these changes could be material.

We face regulatory scrutiny based on our commercial real estate lending.

The FDIC, the OCC and the FRB (collectively, the "Agencies") have issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure may receive increased supervisory scrutiny where total non-owner occupied commercial real estate loans, including loans secured by multi-family buildings, investor commercial real estate and construction and land loans ("CRE Loans"), represent 300% or more of an institution's total risk-based capital and the outstanding balance of the CRE Loan portfolio has increased by 50% or more during the preceding 36 months. Our level of CRE Loans equaled 490.9% of total risk-based capital at December 31, 2022, while our CRE Loan portfolio has increased by 52.2% during the preceding 36 months. Based on regulatory guidelines, the Company is now considered to have a significant concentration in its CRE Loan Portfolio.

In December 2015, the Agencies released a statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies express concerns about easing commercial real estate underwriting standards, direct financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and indicate that the Agencies will continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. If our regulators were to impose restrictions on the amount of commercial real estate loans we can hold in our loan portfolio, or require higher capital ratios as a result of the level of commercial real estate loans held, our earnings or our ability to engage in certain merger and acquisition activity could be adversely affected.

Future acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Future acquisitions by the Company, particularly those of financial institutions, are subject to approval by a variety of federal and state regulatory agencies (collectively, "regulatory approvals"). Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new issues the Company has, or may have, with regulatory agencies, including, without limitation, issues related to BSA/AML compliance, CRA compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, and other similar laws and regulations. We may fail to pursue or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. The regulatory approvals may contain conditions on the completion of a merger which would adversely affect our business following the closing, or which were not anticipated or cannot be met. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse impact on our business, and, in turn, our financial condition and results of operations.

We may experience impairments of goodwill or other intangible assets in the future.

As of December 31, 2022, our consolidated balance sheet included goodwill of $443.6 million and other intangible assets of $16.5 million. Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future amortization expense and potential impairment expense. We make estimates and assumptions in valuing such intangible assets that affect our consolidated financial statements. In accordance with GAAP, our goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. Impairment testing incorporates the current market price of our common stock, the estimated fair value of our assets and liabilities, and certain information of similar companies. Impairment testing may be based on valuation models that estimate fair value. In preparing the valuation models, we consider a number of factors, including operating results, business plans, economic conditions, future cash flows, and transactions and market data. There are inherent uncertainties related to these factors and our judgment in applying them to the impairment analyses. It is possible that future impairment testing could result in the identification of a decline in the fair value of our goodwill or other intangible assets, which may be less than the carrying value. If we determine that impairment exists at a given point in time, our earnings and the book value of goodwill or other related intangible asset will be reduced by the amount of the impairment. If we record an impairment loss related to our goodwill or other intangible assets, it could have a material adverse effect on our

business, financial condition, results of operations and the trading price of our securities. Notwithstanding the foregoing, the results of impairment testing on our goodwill or other intangible assets have no impact on our tangible book value or regulatory capital levels.

Climate change and related governmental action may materially affect the Company's business and results of operations.

The effects of climate change continue to create a level of concern for the state of the global environment. As a result, the global community has increased its political and social awareness surrounding the issue and have entered into international agreements in an effort to reduce global temperatures such as the Paris Agreement, which the United States re-joined as of February 19, 2021. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors, and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict specifically how climate change may impact the financial condition and operations of the Company; however, the physical effects of climate change may also directly impact the Company. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing certain loans in our portfolios. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact our ability to raise and invest capital in potentially impacted communities. The effects of changing strategies, policies, and investments as the global community transitions to a lower-carbon economy will impose additional operational and compliance burdens, and may result in market trends that alter business opportunities. Overall, climate change, its effects, and the resulting, unknown impact could have a material adverse impact on our financial condition and results of operations.

Risks Related to Business Environment and Operations

The COVID-19 pandemic could continue to pose risks to our business, our results of operation and the future prospects of the Company.

The COVID-19 pandemic has adversely impacted the global and national economy and certain industries and geographies in which our clients operate. Given its dynamic nature, it is difficult to predict

the full impact of the COVID-19 pandemic on the business of the Company, its clients, employees and third-party service providers. The extent of such impact will depend on future developments, which are highly uncertain. Additionally, the responses of various governmental and nongovernmental authorities and consumers to the pandemic may have material long-term effects on the Company and its clients which are difficult to quantify in the near-term or long-term.

Our continuing concentration of business in a relatively confined region may increase our risk.

Our success is significantly affected by general economic conditions in our market area. Unlike some larger banks that are more geographically diversified, we provide banking, financial, and wealth management services to customers mostly located in our primary markets. Consequently, a downturn in economic conditions in our local markets would have a significant impact on our loan portfolios, the ability of borrowers to meet their loan payment obligations and the value of the collateral securing our loans. Adverse local economic conditions caused by inflation, recession, unemployment, state or local government action, or other factors beyond our control would impact these local economic conditions and could negatively affect the financial results of our business.

We have a significant amount of real estate loans. Depressed real estate values and real estate sales could have a negative effect on the ability of many of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings and overall financial condition. These changes have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes, like New Jersey. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations.

Additionally, we target our business development and marketing strategy for loans to serve primarily the banking and financial services needs of small- to medium-sized businesses in our market area. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

We are required to transition from the use of LIBOR.

We have material contracts that are indexed to the London Interbank Offered Rate ("LIBOR"). In 2017, the United Kingdom's Financial Conduct Authority, a regulator of financial services firms and financial markets in the United Kingdom, announced that the publication of LIBOR would not be guaranteed after 2021. LIBOR will be discontinued after June 30, 2023 and will impact loans that have not yet matured or been refinanced by that date. This announcement, and, more generally, financial benchmark reforms and changes in the interbank lending markets, have resulted in uncertainty about the interest rate benchmarks that will be used in the future. In the United States, efforts to identify a set of alternative U.S. dollar reference interest rates have been ongoing, and the Alternative Reference Rate Committee formally recommended the use of a Secured Overnight Funding Rate ("SOFR"). The

March 2022 enactment of the Adjustable Interest Rate (LIBOR) Act and the Federal Reserve's proposed implementing regulations are intended to address the discontinuation of LIBOR and establish a replacement benchmark, based on SOFR, that will automatically apply to agreements that rely on LIBOR and do not have an alternative contractual fallback benchmark. SOFR-based replacement benchmarks may also apply to contracts with fallback provisions that authorize a particular person to determine the replacement benchmark.

While the LIBOR Act and implementing regulations will help to transition legacy LIBOR contracts to a new benchmark rate, the substitution of SOFR for LIBOR may have potentially significant economic impacts on parties to affected contracts. SOFR is different from LIBOR in that it is a retrospective-looking secured rate rather than a forward-looking unsecured rate. These differences could lead to a greater disconnect between our and the Bank's costs to raise funds for SOFR as compared to LIBOR. In addition to the discontinuance of LIBOR, there may be future changes in the rules or methodologies used to calculate SOFR or other benchmarks, which may have a material adverse effect on the value of or return on our financial assets and liabilities that are based on or are linked to LIBOR and other benchmarks. Once LIBOR rates are no longer available, and we are required to implement replacement reference rates for the calculation of interest rates under our loan agreements with borrowers, we may incur significant expense in effecting the transition and we may be subject to disputes or litigation with our borrowers over the appropriateness or comparability to LIBOR of the replacement reference rates. The uncertainty related to these changes may have an unpredictable impact on the financial markets and could adversely impact our financial condition or results of operations.

Acts of terrorism, severe weather, natural disasters, public health issues, geopolitical and other external events could impact our ability to conduct business.

Our business is subject to risk from external events that could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause us to incur additional expenses. For example, financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising their operating and communication systems. The metropolitan New York and Philadelphia areas remain central targets for potential acts of terrorism, including cyber terrorism, which could affect not only our operations but those of our customers. Additionally, there could be sudden increases in customer transaction volume, electrical, telecommunications or other major physical infrastructure outages, natural disasters, events arising from local or larger scale geopolitical, political or social matters, including terrorist acts, and cyber-attacks. The emergence of widespread health emergencies or pandemics, similar to the spread of COVID-19, could lead to regional quarantines, business shutdowns, labor shortages, disruptions to supply chains, and overall economic instability. Events such as these may become more common in the future and could cause significant damage such as disruption of power and communication services, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing the repayment of our loans, which could result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by any current or anticipated impact of military conflict, including continuing military tension between Russia and Ukraine, terrorism or other geopolitical events.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with anti-money laundering, anti-terrorism and other laws and regulations in the United States. These laws and regulations require us, among other things, to adopt and enforce "know-your-customer" policies and procedures and to report suspicious and large transactions to applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, those policies and procedures may not completely eliminate instances in which we may be used by customers to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the FDIC, along with other banking agencies, has the authority to impose fines and other penalties and sanctions on us, including restricting our ability to grow through acquisition. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

We are subject to liquidity risk.

Liquidity risk is the potential that we will be unable to meet our obligations as they become due, capitalize on growth opportunities as they arise because of an inability to liquidate assets or obtain adequate funding on a timely basis at a reasonable cost, or meet regulatory-imposed expectations for liquidity levels. Liquidity is required to fund various obligations, including loan originations and commitments, withdrawals by depositors, repayments of borrowings, operating expenses and capital expenditures. Liquidity is derived primarily from deposit growth and retention; principal and interest payments, sales, maturities, and prepayments of loans and investment securities; net cash provided from operations; and access to other funding sources.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors specific to us or the financial services industry in general. Factors detrimental to our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, lack of competitiveness, or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense and expanding with entrants into our market providing new and innovative technology-driven financial solutions. Our profitability depends upon our continued ability to successfully compete in our market area. We compete with commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, investment advisers, wealth managers, mutual funds, insurance companies, online lenders, large non-bank participants, and brokerage and investment banking firms operating both locally and elsewhere.

In particular, over the past decade, our local markets have experienced the effects of substantial banking consolidation, and large out-of-state competitors have grown significantly. Many of these competitors have substantially greater resources and lending limits than we do, and may offer certain deposit and loan pricing, services or credit criteria that we do not or cannot provide. There are also a number of strong locally-based competitors with large capital positions in our market who may deploy aggressive strategies to drive growth, take our customers and win market share.

Furthermore, key components of the financial services value chain have been replicated by digital innovation. As customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. In addition, some of the largest technology firms are engaging in joint ventures with the largest banks to provide and or expand financial service offerings with a technological sophistication and breadth of marketing that smaller institutions do not have. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. The adoption of these Fintech solutions within our market area may cause greater and faster disruption to our business model if we are unable to keep pace with, or invest wisely in, these enabling technologies.

The Company's models used for business planning purposes could perform poorly or provide inadequate information.

We use quantitative models to assist in measuring risks and estimating or predicting certain financial values, among other uses. These models are used throughout many of our business lines, and we rely on them, along with our business judgment, for many decision-making processes.

Models generally evaluate the performance of various factors under anticipated future conditions, relying on historical data to help build the model and in part on assumptions as to the future, often with respect to macro-economic conditions, in order to generate the output. The models used may not accurately account for all variables and may fail to predict outcomes accurately and/or may overstate or understate certain effects. Poorly designed, implemented, or managed models or misused models, including in the choice of relevant historical data or future-looking assumptions, present the risk that our business decisions that consider information based on such models will be adversely affected due to inadequate or inaccurate information, which may damage the Company's reputation and adversely affect its reported financial condition and results of operations. We rely on historical data to help build models. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In such case, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated. Even if the underlying assumptions used in our models are adequate, the models may be deficient due to errors in computer code, use of bad data during development or input into the model during model use, or the use of a model for a purpose outside the scope of the model's design. As a result, our models may not fully capture or express the risks the Company faces. If the models fail to produce reliable results on an ongoing basis, we may not make appropriate risk management, capital planning, or other business or financial decisions. Furthermore, strategies that we employ to manage and govern the risks associated with its use of models may not be effective or fully reliable, and as a result, the Company may realize losses or other lapses.

Finally, information we provide to our regulators based on poorly designed or implemented models could also be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our stockholders, could be adversely affected due to their perception that the quality of the models used to generate the relevant information is insufficient.

Risks Related to Technology & Security

A cyber-attack, data breach, or a technology failure of ours could adversely affect our ability to conduct our business or manage our exposure to risk, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm.

Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems to provide secure processing, transmission, storage and retrieval of confidential and proprietary information.

Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies and the use of the Internet and telecommunications technologies to conduct financial transactions. Financial institutions have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the institution, its employees, customers or third parties, or otherwise materially disrupt network access or business operations.

We have experienced cyber security incidents in the past, although not material, and we anticipate that, as a larger bank, we could experience further incidents. There can be no assurance that we will not suffer material losses or other material adverse consequences relating to technology failure, cyber-attacks or other information or security breaches.

In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions from customer accounts. Although we have policies and procedures in place to verify the authenticity of our customers, there can be no assurance that such policies and procedures will prevent all fraudulent transfers. Such activity could result in financial liability and harm to our reputation.

Misuse of our technology by our employees could also result in fraudulent, improper or unauthorized activities on behalf of customers or improper use of confidential information. We may not be able to prevent employee errors or misconduct, and the precautions we take to detect these types of activity might not be effective in all cases. Employee errors or misconduct could subject us to civil claims for negligence or regulatory enforcement actions, including fines and restrictions on our business.

As cyber threats and other fraudulent activity continues to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures, or to investigate and remediate any information security vulnerabilities or incidents. Any of these matters could result in our loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our customers' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact our results of operations and financial condition.

We rely on third-party providers and other suppliers for a number of services that are important to our business. A breach, failure, interruption, cessation of an important service by any third party could have a material adverse effect on our business, as well as cause reputational harm.

We are dependent for most of our technology, including our core operating system, on third-party providers. The Bank collects, processes and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by third-party service providers, which are integral to our business. We handle a substantial volume of customer and other financial transactions every day. Our financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, automated teller machines, or ATMs, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged because of a number of factors including events that are wholly or partially beyond our control.

We have taken measures to implement backup systems and other safeguards to support our operations, but our ability to conduct business may be adversely affected by any significant disruptions to third-parties with whom we interact. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with our own systems. If these third-parties were to discontinue providing services to us, we may experience significant disruption to our business. In addition, each of these third-parties faces the risk of cyber-attack, information breach or loss, or technology failure. If any of our third-party service providers experience such difficulties, or if there is any other disruption in our relationships with them, we may be required to find alternative sources of such services. If any of our third-party service providers experience a breach or cyber-attack of their information systems it could adversely affect our ability to process transactions, service our clients or

manage our exposure to risk and could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on our business through damage to our reputation, loss of business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that we could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on our business and results of operations.

We continuously update these systems to support our operations and growth. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact our results of operations, liquidity, and financial condition, and cause reputational harm. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise because of an operational deficiency or because of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. While we maintain a risk management program that is designed to minimize risk, we could suffer losses, face regulatory action, and suffer damage to our reputation because of our failure to properly anticipate and manage these risks.

Failure to keep pace with technological changes could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers, reduce costs and create capacity. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "PFS." Trading in the Company's common stock commenced on January 16, 2003.

As of February 1, 2023, there were 83,209,012 shares of the Company's common stock issued and 75,325,206 shares outstanding, and approximately 4,636 stockholders of record.

On January 27, 2023, the Board of Directors declared a quarterly cash dividend of $0.24 per common share which was paid on

February 24, 2023, to common stockholders of record as of the close of business on February 10, 2023. The Company's Board of Directors intends to review the payment of dividends quarterly and plans to continue to maintain a regular quarterly cash dividend in the future, subject to financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions, including those that affect the payment of dividends by the Bank to the Company; and other relevant factors.

Stock Performance Graph

Set forth below is a stock performance graph comparing (a) the cumulative total return on the Company's common stock for the period December 31, 2017 through December 31, 2022, (b) the cumulative total return on stocks included in the Russell 2000 Index over such period, and (c) the cumulative total return of the S&P Composite Thrift Index over such

period. This Index, produced by S&P Global, contains all thrift institutions traded on the NYSE and NASDAQ stock exchange. Cumulative return assumes the reinvestment of dividends and is expressed in dollars based on an assumed investment of $100 on December 31, 2017.



Total Return Performance

● Provident Financial Services, Inc.　● Russell 2000　● S&P Composite

	Period Ending					
Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Provident Financial Services, Inc.	100.00	92.39	98.60	76.38	107.29	98.67
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
S&P Composite 1500 Thrifts & Mortgage Finance Index	100.00	81.15	110.27	104.12	128.42	106.34

The following table reports information regarding purchases of the Company's common stock during the fourth quarter of 2022 under the stock repurchase plan approved by the Company's Board of Directors:

ISSUER PURCHASES OF EQUITY SECURITIES

The Company repurchased 725 shares of its common stock at a cost of $16,000 during the fourth quarter of 2022 under the stock repurchase program approved by the Company's Board of Directors. The Company repurchased 2,054,762 shares of its common stock at a cost of $47.5 million in 2022. At December 31, 2022, 1.1 million shares were eligible for repurchase under the board approved stock repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs[1]	Maximum Number of Shares that May Yet Be Purchased Under the Programs[1]
October 1, 2022 through October 31, 2022	—	$ —	—	1,134,706
November 1, 2022 through November 30, 2022	—	—	—	1,134,706
December 1, 2022 through December 31, 2022	725	21.72	725	1,133,981
TOTAL	**725**	**$ 21.72**	**725**	

(1) On December 28, 2020, the Company's Board of Directors approved the purchase of up to 3,900,000 shares of its common stock under a ninth general repurchase program to commence upon completion of the eighth repurchase program. The repurchase program has no expiration date.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

General

On January 15, 2003, the Company became the holding company for the Bank, following the completion of the conversion of the Bank to a New Jersey-chartered capital stock savings bank. The Company issued an aggregate of 59,618,300 shares of its common stock in a subscription offering to eligible depositors. Concurrent with the conversion, the Company contributed an additional 1,920,000 shares of its common stock and $4.8 million in cash to The Provident Bank Foundation, a charitable foundation established by the Bank.

The Company conducts business through its subsidiary, the Bank, a community- and customer-oriented bank currently operating full-service branches and loan production offices throughout northern and central New Jersey, as well as Bucks, Lehigh and Northampton counties in Pennsylvania and Queens County, New York. The Bank also provides fiduciary and wealth management services through its wholly owned subsidiary, Beacon Trust Company and insurance services through its wholly owned subsidiary, Provident Protection Plus, Inc.

Strategy

Established in 1839, the Bank is the oldest New Jersey-chartered bank in the state. The Bank offers a full range of commercial and retail loan and deposit products, and emphasizes personal service and convenience.

The Bank's strategy is to grow profitably through a commitment to credit quality and expanding market share by acquiring, retaining and expanding customer relationships, while carefully managing interest rate risk.

The Bank continues to maintain a diversified loan portfolio with an emphasis on commercial mortgage, multi-family, construction and commercial loans in its efforts to reduce interest rate risk. These types of loans generally have adjustable rates that initially are higher than residential mortgage loans and generally have a higher rate of credit risk. The Bank's lending policy focuses on quality underwriting standards and close monitoring of the loan portfolio. At December 31, 2022, these commercial loan types accounted for 85.6% of the loan portfolio and retail loans accounted for 14.4%. The Company intends to continue to focus on commercial mortgage, multi-family, construction and commercial lending relationships.

The Company's relationship banking strategy focuses on increasing core accounts and expanding relationships through its branch network, mobile banking, online banking and other digital services. The Company continues to evaluate opportunities to increase market share by expanding within existing and contiguous markets. Savings and demand deposit accounts, are generally a stable, relatively inexpensive source of funds. At December 31, 2022, savings and demand deposits were 92.9% of total deposits.

The Company's results of operations are primarily dependent upon net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities. Changes in interest rates could have an adverse effect on net interest income to the extent the Company's interest-bearing

assets and interest-bearing liabilities reprice or mature at different times or relative interest rates. The Company believes based upon its current balance sheet mix that assets may reprice more quickly than liabilities. The Company generates non-interest income such as income from retail and business account fees, loan servicing fees, loan origination fees, loan level swap fees, appreciation in the cash surrender value of Bank-owned life insurance, income from loan or securities sales, fees from wealth management services, investment product sales, insurance brokerage fees and other fees. The Company's operating expenses consist primarily of compensation and benefits expense, occupancy and equipment expense, data processing expense, the amortization of intangible assets, marketing and advertising expense and other general and administrative expenses. The Company's results of operations are also affected by general economic conditions, changes in market interest rates, changes in asset quality, changes in asset values, actions of regulatory agencies and government policies.

Acquisitions

SB One Bancorp

On July 31, 2020, the Company completed its acquisition of SB One Bancorp ("SB One"), which added $2.20 billion to total assets, $1.77 billion to total loans, which included PCD loans totaling $294.2 million, and $1.76 billion to total deposits, and added 18 full-service banking offices in New Jersey and New York. As part of the acquisition, the addition of Provident Protection Plus, Inc., formerly SB One Insurance Agency, Inc., allowed the Company to expand its products offerings to its customers to include an array of commercial and personal insurance products.

Under the merger agreement, each share of SB One common stock was exchanged for 1.357 shares of the Company's common stock. The Company issued 12.8 million shares of

common stock from treasury stock, plus cash in lieu of fractional shares in the acquisition of SB One. The total consideration paid in the acquisition of SB One was $180.8 million. In connection with the acquisition, SB One Bank, a wholly owned subsidiary of SB One, was merged with and into Provident Bank, a wholly owned subsidiary of the Company.

The acquisition was accounted for under the acquisition method of accounting. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based upon their estimated fair values, net of tax. The excess of consideration paid over the estimated fair value of the net assets acquired was recorded as goodwill. After finalizing certain estimates, goodwill totaled $23.9 million.

Pending Acquisitions

Lakeland Bancorp

On September 26, 2022, the Company, NL 239 Corp., a direct, wholly owned subsidiary of the Company ("Merger Sub"), and Lakeland Bancorp, Inc. entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the "merger agreement"), pursuant to which Provident and Lakeland have agreed to combine their respective businesses in two mergers.

Under the merger agreement, Merger Sub will merge with and into Lakeland, with Lakeland as the surviving entity (the "merger"), and as soon as reasonably practicable following the merger, Lakeland will merge with and into the Company, with the Company as the surviving entity (the "holdco merger"). At a date and time following the holdco merger as determined by the Company, Lakeland Bank, a New Jersey state-charted commercial bank and a wholly owned subsidiary of Lakeland ("Lakeland Bank"), will merge with

and into Provident Bank, a New Jersey state-chartered savings bank and a wholly owned subsidiary of the Company ("Provident Bank"), with Provident Bank as the surviving bank (the "bank merger" and, together with the merger and the holdco merger, the "mergers"). The Company as the surviving institution will have approximately $25 billion in total assets and $20 billion in total deposits with banking locations across northern and central New Jersey and in surrounding areas of New York and Pennsylvania.

In the merger, Lakeland shareholders will receive 0.8319 of a share of the Company's common stock for each share of Lakeland common stock they own. Based on the closing price of the Company's common stock on the New York Stock Exchange on September 26, 2022, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $19.27 in value for each share of Lakeland common stock, representing a merger consideration of approximately $1.3 billion on an aggregate basis.

The Company has received stockholder approval to proceed with the merger at a special meeting of stockholders held on February 1, 2023. Lakeland has received shareholder approval to proceed with the merger at a special meeting of shareholders held on February 1, 2023. The completion of the merger remains subject to receipt of the requisite bank regulatory approvals and other customary closing conditions.

Critical Accounting Policies

The Company considers certain accounting policies to be critically important to the fair presentation of its financial condition and results of operations. These policies require management to make complex judgments on matters which by their nature have elements of uncertainty. The sensitivity of the Company's consolidated financial statements to these critical accounting policies, and the assumptions and estimates applied, could have a significant impact on its financial condition and results of operations. These assumptions, estimates and judgments made by management can be influenced by a number of factors, including the general economic environment. The Company has identified the allowance for credit losses on loans as a critical accounting policy.

On January 1, 2020, the Company adopted ASU 2016-13, "Measurement of Credit Losses on Financial Instruments," which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. It also applies to off-balance sheet credit exposures, including loan commitments and lines of credit. The adoption of the new standard resulted in the Company recording a $7.9 million increase to the allowance for credit losses and a $3.2 million liability for off-balance sheet credit exposures. The adoption of the standard did not result in a change to the Company's results of operations upon adoption as it was recorded as an $8.3 million cumulative effect adjustment, net of income taxes, to retained earnings.

The allowance for credit losses is a valuation account that reflects management's evaluation of the current expected credit losses in the loan portfolio. The Company maintains the allowance for credit losses through provisions for credit losses that are charged to income. Charge-offs against the allowance for credit losses are taken on loans where management determines that the collection of loan principal and interest is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for credit losses.

The calculation of the allowance for credit losses is a critical accounting policy of the Company. Management estimates the allowance balance using relevant available information, from internal and external sources, related to past events, current conditions, and a reasonable and supportable forecast. Historical credit loss experience for both the Company and peers provides the basis for the estimation of expected credit losses, where observed credit losses are converted to probability of default rate ("PDR") curves through the use of segment-specific loss given default ("LGD") risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment, primarily due to the nature of the underlying collateral. These risk factors were assessed for reasonableness against the Company's own loss experience and adjusted in certain cases when the relationship between the Company's historical default and loss severity deviate from that of the wider industry. The historical PDR curves, together with corresponding economic conditions, establish a quantitative relationship between economic conditions and loan performance through an economic cycle.

Using the historical relationship between economic conditions and loan performance, management's expectation of future loan performance is incorporated using an externally developed economic forecast. This forecast is applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to long-term average economic conditions using a straight-line, time-based methodology. The Company's current forecast period is six quarters, with a four quarter reversion period to historical average macroeconomic factors. The Company's economic forecast is approved by the Company's Asset-Liability Committee.

The allowance for credit losses is measured on a collective (pool) basis, with both a quantitative and qualitative analysis that is applied on a quarterly basis, when similar risk characteristics exist. The respective quantitative allowance for each loan segment is measured using an econometric, discounted PDR/LGD modeling methodology in which distinct, segment-specific multi-variate regression models are applied to an external economic forecast. Under the discounted cash flows methodology, expected credit losses are estimated over the effective life of the loans by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level effective interest rate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a troubled debt restructuring ("TDR") will be executed with an individual borrower, or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The Company considers qualitative adjustments to credit loss estimates for information not already captured in the quantitative component of the loss estimation process. Qualitative factors are based on portfolio concentration levels, model imprecision, changes in industry conditions, changes in the Company's loan review process, changes in the Company's loan policies and procedures, and economic forecast uncertainty.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Management developed segments for estimating loss based on type of borrower and collateral which is generally based upon federal call report segmentation. The segments have been combined or sub-segmented as needed to ensure loans of similar risk profiles are appropriately pooled. As of December 31, 2022, the portfolio and class segments for the Company's loan portfolio were:

- Mortgage Loans – Residential, Commercial Real Estate, Multi-Family and Construction
- Commercial Loans – Commercial Owner Occupied and Commercial Non-Owner Occupied
- Consumer Loans – First Lien Home Equity and Other Consumer

The allowance for credit losses on loans individually evaluated for specific reserves is based upon loans that have been identified through the Company's normal loan monitoring process. This process includes the review of delinquent and problem loans at the Company's Delinquency, Credit, Credit Risk Management and Allowance Committees; or which may be identified through the Company's loan review process. Generally, the Company only evaluates loans individually for specific reserves if the loan is non-accrual, non-homogeneous and the balance is at least $1.0 million, or if the loan was modified as a TDR.

For all classes of loans deemed collateral-dependent, the Company estimates expected credit losses based on the fair value of the collateral less any selling costs. If the loan is not collateral dependent, the allowance for credit losses related to individually assessed loans is based on discounted expected cash flows using the loan's initial effective interest rate.

A loan for which the terms have been modified resulting in a concession by the Company, and for which the borrower is experiencing financial difficulties is considered to be a TDR. The allowance for credit losses on a TDR is measured using the same method as all other impaired loans, except that the original interest rate is used to discount the expected cash flows, not the rate specified within the restructuring.

For loans acquired that have experienced more-than-insignificant deterioration in credit quality since their origination are considered PCD loans. The Company evaluates acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) troubled debt restructured designation; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that are current on acquisition date, but had been previously delinquent. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. Subsequent to the acquisition date, the initial allowance for credit losses on PCD loans will increase or decrease based on future evaluations, with changes recognized in the provision for credit losses.

Management believes the primary risks inherent in the portfolio are a general decline in the economy, a decline in real estate market values, rising unemployment or a protracted period of elevated unemployment, increasing vacancy rates in commercial investment properties and possible increases in interest rates in the absence of economic improvement. Any one or a combination of these events may adversely affect borrowers' ability to repay the loans, resulting in increased delinquencies, credit losses and higher levels of provisions. Management considers it important to maintain the ratio of the allowance for credit losses to total loans at an acceptable level given current and forecasted economic conditions, interest rates and the composition of the portfolio.

Although management believes that the Company has established and maintained the allowance for credit losses at appropriate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment and economic forecast. Management evaluates its estimates and assumptions on an ongoing basis giving consideration to forecasted economic factors, historical loss experience and other factors. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for credit losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance or additional write-downs based on their judgments about information available to them at the time of their examination. Although management uses the best information available, the level of the allowance for credit losses remains an estimate that is subject to significant judgment and short-term change.

The CECL approach to calculate the allowance for credit losses on loans is significantly influenced by the composition, characteristics and quality of the Company's loan portfolio, as well as the prevailing economic conditions and forecast utilized. Material changes to these and other relevant factors creates greater volatility to the allowance for credit losses, and therefore, greater volatility to the Company's reported earnings. For the year ended December 31, 2022, the provision for credit losses on loans totaled $8.4 million, compared to a negative provision of $24.3 million in 2021. The increase in the year-over-year provision for credit losses was largely a function of the significant favorable impact of the post-pandemic recovery resulting in a large negative provision taken in the prior year and an increase in total loans outstanding in 2022.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the rates of interest earned on such assets and paid on such liabilities.

Average Balance Sheet

The following table sets forth certain information for the years ended December 31, 2022, 2021 and 2020. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities is expressed both in dollars and rates. No tax equivalent adjustments were made. Average balances are daily averages.

				For the Years Ended December 31,					
	2022			**2021**			**2020**		
(dollars in thousands)	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Cost**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Cost**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Cost**
Interest-earning assets:									
Deposits	$ 102,505	$ 809	0.79%	$ 421,898	$ 533	0.13%	$ 199,234	$ 478	0.24%
Federal funds sold and short-term investments	84,969	1,208	1.42	181,982	2,192	1.20	124,979	1,920	1.54
Held to maturity debt securities, net	407,236	9,894	2.43	437,994	10,743	2.45	446,666	11,461	2.57
Available for sale debt securities	1,975,641	34,612	1.75	1,539,811	21,515	1.40	1,043,799	21,736	2.08
Equity Securities, At Fair Value	999	—	—	1,063	—	—	822	—	—
Federal Home Loan Bank NY Stock	42,658	2,008	4.71	41,671	2,283	5.48	61,824	3,710	6.00
Net loans[2]	9,798,822	417,650	4.26	9,556,702	365,073	3.82	8,367,663	324,004	3.87
Total interest-earning assets	12,412,830	466,181	3.76	12,181,121	402,339	3.30	10,244,987	363,309	3.55
Non-interest earning assets	1,230,019			1,157,790			1,092,153		
TOTAL ASSETS	**$ 13,642,849**			**$ 13,338,911**			**$ 11,337,140**		
Interest-bearing liabilities:									
Savings deposits	$ 1,492,046	$ 1,276	0.09%	$ 1,414,560	$ 1,604	0.11%	$ 1,143,381	$ 1,689	0.15%
Demand deposits	6,076,653	32,047	0.53	5,794,398	20,458	0.35	4,364,257	22,763	0.52
Time deposits	690,140	5,381	0.78	868,185	4,451	0.51	868,161	9,137	1.05
Borrowed funds	756,275	9,310	1.23	789,838	8,614	1.09	1,227,894	16,638	1.36
Subordinated debentures	10,381	615	5.92	24,794	1,189	4.79	10,439	512	4.90
Total interest-bearing liabilities	9,025,495	48,629	0.54	8,891,775	36,316	0.41	7,614,132	50,739	0.67
Non-interest bearing liabilities:									
Non-interest bearing deposits	2,749,562			2,543,287			1,984,420		
Other Non-interest bearing liabilities	249,702			230,134			244,025		
Total Non-Interest Bearing Liabilities	2,999,264			2,773,421			2,228,445		
Total liabilities	12,024,759			11,665,196			9,842,577		
Stockholders' equity	1,618,090			1,673,715			1,494,563		
TOTAL LIABILITIES AND EQUITY	**$ 13,642,849**			**$ 13,338,911**			**$ 11,337,140**		
NET INTEREST INCOME		**$ 417,552**			**$ 366,023**			**$312,570**	
NET INTEREST RATE SPREAD			**3.22%**			**2.89%**			**2.88%**
NET INTEREST EARNING ASSETS	**$ 3,387,335**			**$ 3,289,346**			**$ 2,506,423**		
NET INTEREST MARGIN[3][4]			**3.37%**			**3.00%**			**3.05%**
RATIO OF INTEREST-EARNING ASSETS TO TOTAL INTEREST-BEARING LIABILITIES	**1.38x**			**1.37x**			**1.33x**		

(1) Average outstanding balance amounts are at amortized cost.
(2) Average outstanding balances are net of the allowance for credit losses, deferred loan fees and expenses, and loan premiums and discounts and include non-accrual loans.
(3) Net interest income divided by average interest-earning assets.
(4) The previously reported average balances of the interest bearing cash and non-interest bearing cash for the year ended December 31, 2020 were recalculated. These recalculations resulted in the previously reported net interest margin of 2020 changing from 3.09% to 3.05%.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Years Ended December 31,						
	2022 vs. 2021			2021 vs. 2020			
	Increase/(Decrease) Due to		Total Increase/	Increase/(Decrease) Due to		Total Increase/
(in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Deposits, Federal funds sold and short-term investments	$ (10,187)	$ 9,479	$ (708)	$ 5,335	$ (5,008)	$ 327
Investment securities	(749)	(100)	(849)	(219)	(499)	(718)
Securities available for sale	6,905	6,192	13,097	8,321	(8,542)	(221)
Federal Home Loan Bank Stock	53	(328)	(275)	(1,126)	(301)	(1,427)
Loans	9,444	43,133	52,577	45,467	(4,398)	41,069
Total interest-earning assets	5,466	58,376	63,842	57,778	(18,748)	39,030
Interest-bearing liabilities:						
Savings deposits	84	(412)	(328)	353	(439)	(86)
Demand deposits	1,041	10,548	11,589	6,240	(8,544)	(2,304)
Time deposits	(1,047)	1,977	930	—	(4,686)	(4,686)
Borrowed funds	(378)	1,074	696	(5,187)	(2,837)	(8,024)
Subordinated debentures	(807)	233	(574)	689	(12)	677
Total interest-bearing liabilities	(1,107)	13,420	12,313	2,095	(16,518)	(14,423)
NET INTEREST INCOME	$ 6,573	$ 44,956	$ 51,529	$ 55,683	$ (2,230)	$ 53,453

There were no out-of-period items and/or adjustments that had a material impact on the rate/volume analysis for the periods aforementioned in the table above.

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total assets at December 31, 2022 were $13.8 billion, a $2.2 million increase from December 31, 2021. The increase in total assets was primarily due to a $667.3 million increase in total loans and a $135.0 million increase in other assets, partially offset by a $526.0 million decrease in cash and cash equivalents and a $268.4 million decrease in total investments.

The Company's loan portfolio increased $667.3 million to $10.25 billion at December 31, 2022, from $9.58 billion at December 31, 2021. Total PPP loans outstanding decreased $92.1 million to $2.8 million at December 31, 2022, from $94.9 million at December 31, 2021. For the year ended December 31, 2022, loan fundings, including advances on lines of credit, totaled $3.95 billion, compared with $3.52 billion for 2021. For the year ended December 31, 2021, originations under PPP programs totaled $208.7 million. Excluding the decrease in PPP loans, for the year ended December 31, 2022, the Company experienced net increases of $488.8 million in commercial mortgage loans, $149.4 million in multi-family loans, $136.9 million in commercial loans and $32.3 million in construction loans, partially offset by net decreases in residential mortgage and consumer loans of $24.9 million and $22.7 million, respectively. Commercial loans, consisting of commercial real estate, multi-family, construction and commercial loans, totaled $8.78 billion, accounting for 85.6% of the loan portfolio at December 31, 2022, compared to $8.06 billion, or 84.1% of the loan portfolio at December 31, 2021. Retail loans, which consist of one- to four-family residential mortgage and consumer loans, such as fixed-rate home equity loans and lines of credit, totaled $1.48 billion and accounted for 14.4% of the loan portfolio at December 31, 2022, compared to $1.53 billion, or 15.9%, of the loan portfolio at December 31, 2021.

The Company participates in loans originated by other banks, including participations designated as Shared National Credits ("SNC"). The Company's gross commitments and outstanding balances as a participant in SNCs were $203.9 million and $87.3 million, respectively, at December 31, 2022. At December 31, 2022, one commercial relationship was classified as substandard with a commitment and balance totaling $8.3 and $7.6 respectively.

At December 31, 2022, the Company's allowance for credit losses related to the loan portfolio was 0.86% of total loans, compared to 0.84% of total loans at December 31, 2021. For the year ended December 31, 2022, the Company recorded a provision of $8.4 million for credit losses related to loans, compared to a $24.3 million negative provision for the year ended December 31, 2021. The Company had net charge-offs of $1.1 million for the year ended December 31, 2022, compared to net recoveries of $3.6 million in 2021. The increase in the allowance for credit losses on loans was primarily due to the weakened economic forecast, combined with an increase in total loans outstanding.

Total non-performing loans at December 31, 2022 were $58.5 million, or 0.57% of total loans, compared with $48.0 million, or 0.50% of total loans at December 31, 2021. At December 31, 2022, impaired loans totaled $68.8 million with related specific reserves of $2.4 million, compared with impaired loans totaling $52.3 million with related specific reserves of $4.3 million at December 31, 2021. Within total impaired loans, there were $40.8 million of loans for which the present value of expected future cash flows or current collateral valuations exceeded the carrying amounts of the loans and for which no specific reserves were required in accordance with GAAP.

Non-performing commercial mortgage loans increased $11.3 million to $28.2 million at December 31, 2022, from $16.9 million at December 31, 2021. At December 31, 2022, non-performing commercial mortgage loans consisted of 10 loans at December 31, 2022. Of these 10 loans, four loans totaling $6.9 million were PCD loans. The largest non-performing commercial mortgage loan was a $12.3 million loan secured by a first mortgage on a property located in Collegeville, PA. Subsequent to December 31, 2022, the underlying real estate securing the loan was acquired in a negotiated settlement and recorded as a foreclosed asset.

Non-performing commercial loans increased $3.6 million to $24.2 million at December 31, 2022, from $20.6 million at December 31, 2021. Non-performing commercial loans at December 31, 2022 consisted of 34 loans, of which 15 loans were under 90 days accruing. Of these non-performing commercial loans, 11 were PCD loans totaling $3.3 million. The largest

non-performing commercial loan relationship consisted of two loans with total outstanding balances of $7.6 million at December 31, 2022. These loans are secured by a general lien on business assets. These loans are currently not paying in accordance with their restructured terms. A new modification/forbearance agreement is currently being negotiated.

Non-performing construction loans decreased $487,000 to $1.9 million at December 31, 2022. Non-performing construction loans at December 31, 2022 consisted of two PCD loans. There were $2.4 million non-performing construction loans at December 31, 2021.

Non-performing multi-family mortgage loans totaled $1.6 million at December 31, 2022. There were no non-performing multi-family mortgage loans at December 31, 2021.

At December 31, 2022, the Company held $2.1 million of foreclosed assets, compared with $8.7 million at December 31, 2021. Foreclosed assets are carried at the lower of the outstanding loan balance at the time of foreclosure or fair value, less estimated costs to sell. During the year ended December 31, 2022, there were five additions to foreclosed assets with an aggregate carrying value of $1.2 million, four properties sold with an aggregate carrying value of $7.6 million and a valuation charge of $200,000.

Non-performing assets totaled $60.6 million, or 0.44% of total assets at December 31, 2022, compared to $56.8 million, or 0.41% of total assets at December 31, 2021. If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $1.0 million during the year ended December 31, 2022. The amount of cash basis interest income that was recognized on impaired loans during the year ended December 31, 2022 was not material.

Total deposits decreased $671.0 million for the year ended December 31, 2022 to $10.56 billion. Total savings and demand deposit accounts decreased $729.9 million to $9.81 billion at December 31, 2022, while total time deposits increased $58.9 million to $751.4 million at December 31, 2022. The decrease in savings and demand deposits was largely attributable to a $535.3 million decrease in interest bearing demand deposits, as the Company shifted $450.0 million of brokered demand deposits into lower-costing Federal Home Loan Bank of New York ("FHLB") borrowings, a $122.3 million decrease in non-interest bearing demand deposits, a $50.4 million decrease in money market deposits and a $22.0 million decrease in savings deposits. The increase in time deposits was primarily due to the inflow of brokered time deposits, partially offset by maturities of longer-term retail time deposits.

Borrowed funds increased $710.6 million for the year ended December 31, 2022, to $1.34 billion. The increase in borrowings was largely due to the maturity and replacement of brokered demand deposits into lower-costing FHLB borrowings and asset funding requirements. Borrowed funds represented 9.7% of total assets at December 31, 2022, an increase from 4.5% at December 31, 2021.

Stockholders' equity decreased $99.4 million during the year ended December 31, 2022 to $1.60 billion, primarily due to an increase in unrealized losses on available for sale debt securities, dividends paid to stockholders and common stock repurchases, partially offset by net income. For the year ended December 31, 2022, common stock repurchases totaled 2,045,762 shares at an average cost of $23.23 per share, of which 18,471 shares, at an

average cost of $23.45 per share, were made in connection with withholding to cover income taxes on the vesting of stock-based compensation. At December 31, 2022, approximately 1.1 million shares remained eligible for repurchase under the current stock repurchase authorization.

Comparison of Operating Results for the Years Ended December 31, 2022 and December 31, 2021

General

Net income for the year ended December 31, 2022 was $175.6 million, compared to $167.9 million for the year ended December 31, 2021. Basic and diluted earnings per share were $2.35 per share, compared to basic and diluted earnings per share of $2.20 and $2.19, respectively, for the year ended December 31, 2021.

Earnings for the year ended December 31, 2022 were impacted by $4.1 million of non-tax deductible transaction costs related to the pending merger with Lakeland Bancorp, Inc. ("Lakeland") that was announced on September 27, 2022. The Company recorded an $8.4 million provision for the year ended December 31, 2022, compared to a $24.3 million negative provision for credit losses for 2021.

Net Interest Income

Net interest income increased $51.5 million to $417.6 million for 2022, from $366.0 million for 2021. The interest rate spread increased 33 basis points to 3.22% for 2022, from 2.89% for 2021. The net interest margin increased 37 basis points to 3.37% for 2022, compared to 3.00% for 2021. The increase in net interest income for the year ended December 31, 2022, was primarily driven by the favorable repricing of adjustable rate loans and an increase in rates on new loan originations. Net interest income was further enhanced by increases in available for sale debt securities and total loans outstanding, along with growth in lower-costing core and non-interest bearing deposits. This was partially offset by a reduction in fees related to the forgiveness of PPP loans. For the year ended December 31, 2022, fees related to the forgiveness of PPP loans decreased $9.9 million to $1.4 million, compared to $11.3 million for the year ended December 31, 2021.

Interest income increased $63.8 million to $466.2 million for 2022, compared to $402.3 million for 2021. The increase in interest income was primarily driven by the favorable repricing of adjustable rate loans and an increase in rates on new loan originations. Average interest-earning assets increased $231.8 million to $12.41 billion for 2022, compared to $12.18 billion for 2021. The increase in average earning assets was primarily due to a $242.1 million increase in average outstanding loan balances to $9.80 billion for 2022, which was largely attributable to commercial loan originations. The yield on interest-earning assets increased 46 basis points to 3.76% for 2022, from 3.30% for 2021. The weighted average yield on total loans increased 44 basis points to 4.26% for 2022 and the weighted average yield on available

for sale debt securities increased 35 basis points to 1.75% for 2022, from 1.40% for 2021. The weighted average yield on FHLBNY stock decreased to 4.71% for 2022, compared to 5.48% for 2021.

Interest expense increased $12.3 million to $48.6 million for 2022, from $36.3 million for 2021. The increase in interest expense was primarily attributable to an increase in the cost of interest-bearing liabilities, along with an increase in average interest-bearing liabilities. The average rate paid on interest-bearing liabilities increased 13 basis points to 0.54% for 2022, compared to 2021. The average rate paid on interest-bearing deposits increased 14 basis points to 0.47% for 2022, from 0.33% for 2021. The average rate paid on borrowings increased 14 basis points to 1.23% for 2022, from 1.09% for 2021. The average balance of interest-bearing liabilities increased $133.7 million to $9.03 billion for 2022, compared to $8.89 billion for 2021. Average interest-bearing deposits increased $181.7 million to $8.26 billion for 2022, from $8.08 billion for 2021. Within average interest-bearing deposits, average interest-bearing core deposits increased $359.7 million to $7.57 billion for 2022, compared with 2021. Average non-interest bearing demand deposits increased $206.3 million to $2.75 billion for 2022, from $2.54 billion for 2021. Average outstanding borrowings decreased $33.6 million to $756.3 million for 2022, compared to 2021. Average outstanding subordinated debentures decreased $14.4 million to $10.4 million for 2022, compared to 2021.

Provision for Credit Losses

Provisions for credit losses are charged to operations in order to maintain the allowance for credit losses at a level management considers necessary to absorb projected credit losses that may arise over the expected term of each loan in the portfolio. In determining the level of the allowance for credit losses, management estimates the allowance balance using relevant available information from internal and external sources relating to past events, current conditions and a reasonable and supportable forecast. The amount of the allowance is based on estimates, and the ultimate losses may vary from such estimates as more information becomes available or later events change. Management assesses the adequacy of the allowance for credit losses on a quarterly basis and makes provisions for credit losses, if necessary, in order to maintain the valuation of the allowance.

For the year ended December 31, 2022, the Company recorded an $8.4 million provision for credit losses on loans, compared to a $24.3 million negative provision for 2021. The Company, for the year ended December 31, 2022, had net loan charge-offs of $1.1 million, compared to net recoveries of $3.6 million for 2021. Total charge-offs for the year ended December 31, 2022 were $6.5 million, compared to $5.5 million for the year ended December 31, 2021. Recoveries for the year ended December 31, 2022, were $5.4 million, compared to $9.0 million for the year ended December 31, 2021. The increase in the year-over-year provision for credit losses was largely a function of the significant favorable impact of the post-pandemic recovery resulting in a large negative provision taken in the prior year and an increase in total loans outstanding.

Non-Interest Income

For the year ended December 31, 2022, non-interest income totaled $87.8 million, an increase of $980,000, compared to the same period in 2021. Other income increased $6.5 million to $14.2 million for the year ended December 31, 2022, compared to $7.7 million for the same period in 2021, primarily due to an $8.6 million gain realized on the sale of a foreclosed commercial office property and an increase in fees on loan-level interest rate swap transactions, partially offset by income recognized from a $3.4 million reduction in the contingent consideration related to the earn-out provisions of the 2019 purchase of Tirschwell & Loewy, Inc. by Beacon Trust Company, recorded in the prior year. Insurance agency income increased $1.2 million to $11.4 million for the year ended December 31, 2022, compared to $10.2 million for the same period in 2021, largely due to increases in contingent commissions, retention revenue and new business activity. Partially offsetting these increases in non-interest income, wealth management income decreased $2.9 million to $27.9 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to a decrease in the market value of assets under management, partially offset by new business generation. BOLI income decreased $1.9 million to $6.0 million for the year ended December 31, 2022, compared to the same period in 2021, largely due to a decrease in benefit claims recognized and lower equity valuations. Additionally, fee income decreased $1.8 million to $28.1 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to a decrease in debit card revenue, which was curtailed by the application of the Durbin amendment to the Company's operations beginning July 1, 2021 and a decrease in commercial loan prepayment fees, partially offset by an increase in deposit related fees.

Non-Interest Expense

Non-interest expense totaled $256.8 million for the year ended December 31, 2022, an increase of $6.8 million, compared to $250.1 million for the year ended December 31, 2021. Other operating expense increased $4.4 million to $43.0 million for the year ended December 31, 2022, compared to $38.6 million for the year ended December 31, 2021, primarily due to $4.1 million of transaction costs related to the pending merger with Lakeland. Compensation and benefits expense increased $3.8 million to $147.2 million for the year ended December 31, 2022, compared to $143.4 million for the year ended December 31, 2021, primarily due to increases in stock-based compensation and salary expense, partially offset by a decrease in the accrual for incentive compensation. Data processing expense increased $2.0 million to $21.8 million for the year ended December 31, 2022, mainly due to an increase in software subscription and maintenance expenses. Additionally, net occupancy expense increased $1.6 million to $34.6 million for the year ended December 31, 2022, compared to the same period in 2021, mainly due to increases in rent, depreciation and maintenance expenses, a portion of which were attributable to the Company's new administrative offices. Partially offsetting these increases, the Company recorded a $3.4 million negative provision for credit losses for off-balance sheet credit exposures, compared to a $1.5 million provision last year. The $4.9 million decrease in the provision for credit losses for off-balance sheet credit exposures for the year was primarily due to an increase in line of credit utilization, combined with a decrease in loans approved and awaiting closing.

Income Tax Expense

For the year ended December 31, 2022, the Company's income tax expense was $64.5 million with an effective tax rate of 26.8%, compared with $59.2 million with an effective tax rate of 26.1% for the year ended December 31, 2021. The increase in tax expense for the year ended December 31, 2022, compared with the same period last year was largely the result of an increase in taxable income, while the increase in the effective tax rate for the year ended December 31, 2022, compared with the prior year was largely due to non-deductible merger related transaction costs of $4.1 million in the current year.

Comparison of Operating Results for the Years Ended December 31, 2021 and December 31, 2020

General

Net income for the year ended December 31, 2021 was $167.9 million, compared to $97.0 million for the year ended December 31, 2020. Basic and diluted earnings per share were $2.20 and $2.19 per share, respectively, compared to basic and diluted earnings per share of $1.39 for the year ended December 31, 2020.

Earnings for the year ended December 31, 2021 were favorably impacted by growth in average interest earning assets, including assets acquired in the July 31, 2020 merger with SB One Bancorp ("SB One") and the deployment of liquidity arising from increased deposits, into earning assets. Earnings for the year ended December 31, 2021 further benefited from a negative provision for credit losses attributable to an improved economic forecast and improved asset quality. The Company recorded a $24.3 million negative provision for the year ended December 31, 2021, compared to a $29.7 million provision for credit losses for 2020.

Net Interest Income

Net interest income increased $53.5 million to $366.0 million for 2021, from $312.6 million for 2020. The interest rate spread increased one basis point to 2.89% for 2021, from 2.88% for 2020. The net interest margin decreased five basis points to 3.00% for 2021, compared to 3.05% for 2020. For the year ended December 31, 2021, the decrease in net interest margin was primarily attributable to increases in the average balance of both lower-yielding cash and available for sale debt securities portfolios, combined with the downward repricing of certain adjustable rate loans. This decrease was partially offset by the inflow of lower-costing core deposits, along with an increase in the accelerated recognition of fees related to the forgiveness of PPP loans in 2021. For the year ended December 31, 2021, fees related to the forgiveness of PPP loans totaled $11.3 million, which was recognized in interest income, compared to $3.8 million for the year ended December 31, 2020.

Interest income increased $39.0 million to $402.3 million for 2021, compared to $363.3 million for 2020. The increase in interest income was attributable to interest income from the SB One loan portfolio, partially offset by the downward repricing of certain adjustable rate assets and lower rates on newly originated loans. Average interest-earning assets increased $1.94 billion to $12.18 billion for 2021, compared to $10.24 billion for 2020. The increase in average earning assets was largely due to a $1.19 billion increase in average outstanding loan balances to $9.56 billion for 2021, attributable to the loan portfolios acquired from SB One and PPP loan originations. The yield on interest-earning assets decreased 25 basis points to 3.30% for 2021, from 3.55% for 2020. The weighted average yield on total loans decreased five basis points to 3.82% for 2021 and the weighted average yield on available for sale debt securities decreased 68 basis points to 1.40% for 2021, from 2.08% for 2020. The weighted average yield on FHLBNY stock decreased to 5.48% for 2021, compared to 6.00% for 2020.

Interest expense decreased $14.4 million to $36.3 million for 2021, from $50.7 million for 2020. The decrease in interest expense was primarily attributable to a decrease in the cost of interest-bearing liabilities, partially offset by an increase in average interest-bearing deposits. The average rate paid on interest-bearing liabilities decreased 26 basis points to 0.41% for 2021, compared to 2020. The average rate paid on interest-bearing deposits decreased 20 basis points to 0.33% for 2021, from 0.53% for 2020. The average rate paid on borrowings decreased 27 basis points to 1.09% for 2021, from 1.36% for 2020. The average rate paid on subordinated debentures assumed in the SB One acquisition was 4.79% for 2021. Average interest-bearing deposits increased $1.70 billion to $8.08 billion for 2021, from $6.38 billion for 2020. The average balance of interest-bearing liabilities increased $1.28 billion to $8.89 billion for 2021, compared to $7.61 billion for 2020. Within average interest-bearing deposits, average interest-bearing core deposits increased $1.70 billion to $7.21 billion for 2021, compared with 2020. Average non-interest bearing demand deposits increased $558.9 million to $2.54 billion for 2021, from $1.98 billion for 2020. Average outstanding borrowings decreased

$438.1 million to $789.8 million for 2021, compared to 2020. Average outstanding subordinated debentures for 2021 was $24.8 million.

Provision for Credit Losses

For the year ended December 31, 2021, the Company recorded a $24.3 million negative provision for credit losses on loans, compared to a $29.7 million provision for 2020. The Company, for the year ended December 31, 2021, had net loan recoveries of $3.6 million, compared to net charge-offs of $5.3 million for 2020. Total charge-offs for the year ended December 31, 2021 were $5.5 million, compared to $7.9 million for the year ended December 31, 2020. Recoveries for the year ended December 31, 2021, were $9.0 million, compared to $2.6 million for the year ended December 31, 2020. The reduction in provision for credit losses for the year ended December 31, 2021, compared to the prior year, was primarily the result of an improved economic forecast and improved asset quality. The net recoveries realized for the year ended December 31, 2021 further contributed to the negative provision for credit losses in the year.

Non-Interest Income

For the year ended December 31, 2021, non-interest income totaled $86.8 million, an increase of $14.4 million from 2020. Insurance agency income totaled $10.2 million, an increase of $6.3 million for the year ended December 31, 2021, compared to the same period in 2020, resulting from the prior year acquisition of SB One. Fee income increased $6.1 million to $30.0 million, compared to the same period in 2020, largely due to a $3.8 million increase in prepayment fees on commercial loans, a $973,000 increase in loan-related fee income, a $743,000 increase in non-deposit investment fee income and a $601,000 increase in deposit related fee income. These increases were partially offset by a $362,000 decrease in debit card revenues. The increases in fee income are partially attributable to the addition of the SB One customer base as well as a recovering economy compared to the severe negative effects that COVID-19 had on consumer and business activities in the prior year. The decrease in debit card revenue was largely due to interchange transaction fee limitations imposed by the Durbin amendment, which became effective for the Company on July 1, 2021, mitigated by an increase in transaction fees related to the SB One customer base. Wealth management income increased $5.0 million to $30.8 million for the year ended December 31, 2021, compared to $25.7 million for the same period in 2020, primarily due to an increase in the market value of assets under management as a result of strong equity market performance and new business generation. Additionally, BOLI income increased $1.4 million to $7.9 million for the year ended December 31, 2021, compared to the same period in 2020, primarily due to an increase in benefit claims, additional income related to the BOLI assets acquired from SB One and higher equity valuations. Partially offsetting these increases, other income decreased $5.1 million to $7.7 million for the year ended December 31, 2021, primarily due to an $8.2 million decrease in net fees on loan-level interest rate swap transactions, an $884,000 decrease in net gains on the sale of fixed assets and a $334,000 decrease in net gains on sale of foreclosed real estate, partially offset by income recognized from a $3.4 million reduction in the contingent consideration related to the earn-out provisions of the 2019 purchase of Tirschwell & Loewy, Inc. by Beacon Trust Company.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2021 was $250.1 million, an increase of $22.3 million from 2020. Compensation and benefits expense increased $12.5 million to $143.4 million for the year ended December 31, 2021, compared to $130.9 million for the year ended December 31, 2020. This increase was primarily due to increases in salary expense and employee medical benefits associated with the addition of former SB One employees, combined with an increase in the accrual for incentive compensation, company-wide annual merit increases and an increase in stock-based compensation, partially offset by a decrease in severance expense. Net occupancy costs increased $5.8 million to $32.9 million for the year ended December 31, 2021, compared to 2020, mainly due to increases in rent, depreciation, utilities and maintenance expenses related to the facilities acquired from SB One, along with an increase in snow removal costs incurred earlier in the year. FDIC insurance expense increased $3.1 million to $6.3 million for year ended December 31, 2021, compared to $3.1 million for 2020, primarily due to an increase in the insurance assessment rate and an increase in total assets subject to assessment, including assets acquired from SB One, along with the receipt of the small bank assessment credit in the prior year that was not available in 2021. Other operating expenses increased $2.4 million to $38.6 million for the year ended December 31, 2021, compared to $36.2 million for the year ended December 31, 2020, largely due to a valuation adjustment on foreclosed assets and increases in debit card maintenance, insurance and business development expenses, as a result of the addition of SB One, partially offset by non-recurring merger related expenses incurred in the prior year. Partially offsetting these increases in non-interest expense, data processing costs decreased $1.0 million to $19.8 million, compared with 2020, primarily due to non-recurring core system conversion costs related to the SB One acquisition in the prior year, partially offset by increases in software subscription service expense and online banking costs. Additionally, advertising expense decreased $449,000 for the year ended December 31, 2021, compared with 2020, mainly due to the curtailment of certain product marketing campaigns in the current year.

Income Tax Expense

For the year ended December 31, 2021, the Company's income tax expense was $59.2 million, compared with $30.6 million for 2020. The Company's effective tax rate was 26.1% for the year ended December 31, 2021, compared with 24.0% for the year ended December 31, 2020. The increase in tax expense and the effective tax rate for the year ended December 31, 2021, compared with the same period in 2020, was partially attributable to increases in taxable income and the reduced proportion of income derived from tax exempt sources to total pre-tax income. Further, upon the filing of the 2020 state income tax returns in the fourth quarter of 2021, a discrete item resulting in additional tax expense was recorded related to the apportionment of income subject to state income taxes.

Liquidity and Capital Resources

Liquidity refers to the Company's ability to generate adequate amounts of cash to meet financial obligations to its depositors, to fund loans and securities purchases and operating expenses. Sources of funds include scheduled amortization of loans, loan prepayments, scheduled maturities of unpledged investments, cash flows from mortgage-backed securities and the ability to borrow funds from the FHLBNY and approved broker-dealers.

Cash flows from loan payments and maturing investment securities are fairly predictable sources of funds. Changes in interest rates, local economic conditions and the competitive marketplace can influence loan prepayments, prepayments on mortgage-backed securities and deposit flows. For each of the years ended December 31, 2022 and 2021, loan repayments totaled $3.24 billion and $3.69 billion, respectively.

As deposit growth has slowed, the Company has continued to monitor and focus on deposit behavior and borrowing capacity with the FHLBNY and FRBNY.

Commercial real estate loans, multi-family loans, commercial loans, one- to four-family residential loans and consumer loans are the primary investments of the Company. Purchasing securities for the investment portfolio is a secondary use of funds and the investment portfolio is structured to complement and facilitate the Company's lending activities and ensure adequate liquidity. Loan originations and purchases totaled $3.95 billion for the year ended December 31, 2022, compared to $3.52 billion for the year ended December 31, 2021. Purchases for the investment portfolio totaled $317.5 million for the year ended December 31, 2022, compared to $1.44 billion for the year ended December 31, 2021. At December 31, 2022, the Bank had outstanding loan commitments to borrowers of $2.06 billion, including undisbursed home equity lines and personal credit lines of $279.2 million.

Total deposits decreased $671.0 million for the year ended December 31, 2022. Deposit activity is affected by changes in interest rates, competitive pricing and product offerings in the marketplace, local economic conditions, customer confidence and other factors such as stock market volatility. Certificate of deposit accounts that are scheduled to mature within one year totaled $584.2 million at December 31, 2022. Based on its current pricing strategy and customer retention experience, the Bank expects to retain a significant share of these accounts. The Bank manages liquidity on a daily basis and expects to have sufficient cash to meet all of its funding requirements.

As of December 31, 2022, the Bank exceeded all minimum regulatory capital requirements. At December 31, 2022, the Bank's leverage (Tier 1) capital ratio was 9.51%. FDIC regulations require banks to maintain a minimum leverage ratio of Tier 1 capital to adjusted total assets of 4.00%. At December 31, 2022, the Bank's total risk-based capital ratio was 11.58%. Under current regulations, the minimum required ratio of total capital to risk-weighted assets is 10.50%. A bank is considered to be well-capitalized if it has a leverage (Tier 1) capital ratio of at least 5.00% and a total risk-based capital ratio of at least 10.00%.

Off-balance sheet commitments consist of unused commitments to borrowers for term loans, unused lines of credit and outstanding letters of credit. Total off-balance sheet obligations were $2.06 billion at December 31, 2022, an increase of $1.6 million, from $2.05 billion at December 31, 2021.

Contractual obligations consist of certificate of deposit liabilities. Total certificate of deposits at December 31, 2022 were $751.4 million, an increase of $58.9 million, compared to $692.52 million at December 31, 2021. There were no security purchases in 2022 and 2021, which settled in January 2023 or January 2022, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Analysis

Interest rate risk is the exposure of a bank's current and future earnings and capital arising from adverse movements in interest rates. The guidelines of the Company's interest rate risk policy seek to limit the exposure to changes in interest rates that affect the underlying economic value of assets and liabilities, earnings and capital. To minimize interest rate risk, the Company generally sells all 20- and 30-year fixed-rate residential mortgage loans at origination. The Company retains residential fixed rate mortgages with terms of 15 years or less and biweekly payment residential mortgages with a term of 30 years or less. Commercial real estate loans generally have interest rates that reset in five years, and other commercial loans such as construction loans and commercial lines of credit reset with changes in the Prime rate, the Federal Funds rate, LIBOR or SOFR. Investment securities purchases generally have maturities of five years or less, and mortgage-backed securities have weighted average lives between three and five years.

The Asset/Liability Committee meets at least monthly, or as needed, to review the impact of interest rate changes on net interest income, net interest margin, net income and the economic value of equity. The Asset/Liability Committee reviews a variety of strategies that project changes in asset or liability mix and the impact of those changes on projected net interest income and net income.

The Company's strategy for liabilities has been to maintain a stable core-funding base by focusing on core deposit account acquisition and increasing products and services per household. Certificate of deposit accounts as a percentage of total deposits were 7.1% at December 31, 2022, compared to 6.2% at December 31, 2021. Certificate of deposit accounts are generally short-term. As of December 31, 2022, 77.7% of all certificates of deposit had maturities of one year or less compared to 77.2% at December 31, 2021. The Company's ability to retain maturing time deposit accounts is the result of its strategy to remain competitively priced within its marketplace. The Company's pricing strategy may vary depending upon current funding needs and the ability of the Company to fund operations through alternative sources, primarily by accessing short-term lines of credit with the FHLBNY during periods of pricing dislocation.

Quantitative Analysis

Current and future sensitivity to changes in interest rates are measured through the use of balance sheet and income simulation models. The analysis captures changes in net interest income using flat rates as a base, a most likely rate forecast and rising and declining interest rate forecasts. Changes in net interest income and net income for the forecast period, generally twelve to twenty-four months, are measured and compared to policy limits for acceptable change. The Company periodically reviews historical deposit re-pricing activity and makes modifications to certain assumptions used in its income simulation model regarding the interest rate sensitivity of deposits without maturity dates. These modifications are made to more closely reflect the most likely results under the various interest rate change scenarios. Since it is inherently difficult to predict the sensitivity of interest bearing deposits to changes in interest rates, the changes in net interest income due to changes in interest rates cannot be precisely predicted. There are a variety of reasons that may cause actual results to vary considerably from the predictions presented below which include, but are not limited to, the timing, magnitude, and frequency of changes in interest rates, interest rate spreads, prepayments, and actions taken in response to such changes. Specific assumptions used in the simulation model include:

- Parallel yield curve shifts for market rates;
- Current asset and liability spreads to market interest rates are fixed;
- Traditional savings and interest bearing demand accounts move at 10% of the rate ramp in either direction;
- Retail Money Market and Business Money Market accounts move at 25% and 75% of the rate ramp in either direction, respectively; and
- Higher-balance demand deposit tiers and promotional demand accounts move at 50% to 75% of the rate ramp in either direction.

The following table sets forth the results of the twelve month projected net interest income model as of December 31, 2022.

	Net Interest Income		
(dollars in thousands)	Amount	Change	Percent Change
Change in Interest Rates in Basis Points (Rate Ramp)			
-100	$ 451,756	$ (3,602)	(0.8)%
Static	455,358	—	—
100	458,572	3,214	0.7
200	461,391	6,033	1.3
300	464,125	8,767	1.9

The interest rate risk position of the Company remains moderately asset-sensitive notwithstanding the deployment of excess cash into fixed rate longer duration assets, including investment securities and loans. As a result, the preceding table indicates that, as of December 31, 2022, in the event of a 300 basis point increase in interest rates, whereby rates ramp up evenly over a twelve-month period, there would be a 1.9% or $8.8 million increase to net interest income. In the event of a 100 basis point decrease in interest rates, whereby rates ramp down evenly over a twelve-month period, the Company would experience a 0.8%, or $3.6 million decrease in net interest income. In this downward rate scenario, rates on deposits have a repricing floor of zero.

Another measure of interest rate sensitivity is to model changes in economic value of equity through the use of immediate and sustained interest rate shocks. The following table illustrates the economic value of equity model results as of December 31, 2022.

	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
(dollars in thousands)	Amount	Change	Percent Change	Present Value Ratio	Percent Change
Change in Interest Rates in Basis Points					
-100	$ 2,256,492	$ (925)	—%	16.4%	(2.8)%
Flat	2,257,417	—	—	16.9	—
100	2,306,571	49,154	2.2	17.7	4.5
200	2,325,061	67,644	3.0	18.2	7.9
300	2,341,275	83,858	3.7	18.8	11.2

The preceding table indicates that as of December 31, 2022, in the event of an immediate and sustained 300 basis point increase in interest rates, the Company would experience an 3.7%, or $83.9 million increase in the present value of equity. If rates were to decrease 100 basis points, the Company would experience a $925,000 decrease in the present value of equity.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes in net interest income requires the use of certain assumptions regarding prepayment and deposit decay rates, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. While management believes such assumptions are reasonable, there can be no assurance that assumed prepayment rates and decay rates will approximate actual future loan prepayment and deposit withdrawal activity. Moreover, the net interest income table presented assumes that the composition of interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the net interest income table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

Item 8.   Financial Statements and Supplementary Data

The following are included in this item:

A. Report of Independent Registered Public Accounting Firm

B. Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

C. Consolidated Financial Statements:

(1) Consolidated Statements of Financial Condition as of December 31, 2022 and 2021

(2) Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020

(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020

(4) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020

(5) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

(6) Notes to Consolidated Financial Statements

D. Provident Financial Services, Inc., Condensed Financial Statements:

(1) Condensed Statement of Financial Condition as of December 31, 2022 and 2021

(2) Condensed Statement of Income for the years ended December 31, 2022, 2021 and 2020

(3) Condensed Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020

The supplementary data required by this Item is provided in Note 20 of the Notes to Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Provident Financial Services, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Provident Financial Services, Inc. and subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or was required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for credit losses on loans evaluated on a collective basis

As discussed in Notes 1 and 7 to the consolidated financial statements, the Company's allowance for credit losses on loans evaluated on a collective basis (the collective ACL on loans) was $83.9 million of a total allowance for credit losses of $88.0 million as of December 31, 2022. The collective ACL on loans includes the measure of expected credit losses on a collective basis for loans that share similar risk characteristics. The Company uses a discounted cash flow methodology where the respective quantitative allowance for each segment is measured by comparing the present value of expected principal and interest cash flows projected using an econometric, probability of default (PD) and loss given default (LGD) modeling methodology to the amortized cost. Historical credit loss experience for both the Company and peers provides the basis for the estimation of expected credit losses, where observed credit losses are converted to probability of default rate curves through the use of segment-specific loss given default risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment. Using the historical relationship between the economic conditions and loan performance, management's expectation of future loan performance is incorporated using an externally developed economic forecast that is applied over a period that has been determined to be reasonable and supportable. After the reasonable and supportable forecast period, the Company reverts to the long-term average of selected economic factors on a straight-line basis over a reversion period. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level effective interest rate. The Company considers qualitative adjustments to credit loss estimates for information not already captured in the quantitative component of the loss estimation process.

We identified the assessment of the collective ACL on loans as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL on loans due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ACL on loans methodology, including the methods and models used to estimate (1) the PD and LGD and their significant assumptions, including the relationship between PD and LGD and the selected external economic forecast, and (2) certain qualitative adjustments and their significant assumptions. The assessment also included an evaluation of the conceptual soundness of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL on loans estimate, including controls over the:

- evaluation of the collective ACL on loans methodology
- performance monitoring of the PD and LGD models
- identification and determination of the significant assumptions used in the PD and LGD models
- development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments
- analysis of the collective ACL on loan results, trends and ratios.

We evaluated the Company's process to develop the collective ACL on loans estimate by testing certain sources of data and assumptions that the Company used, and considered the relevance and reliability of such data and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ACL on loans methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the development and performance monitoring of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness and design of the PD and LGD models by inspecting the Company's model documentation to determine whether the models are suitable for their intended use
- assessing the selected economic forecast used by comparing it to the Company's business environment and relevant industry practices
- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the collective ACL on loans compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative model.

We also evaluated the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the collective ACL on loans by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the accounting estimate.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor; however, we are aware that we have served as the Company's auditor since at least 1997.

Short Hills, New Jersey
March 1, 2023

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors
Provident Financial Services, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Provident Financial Services, Inc. and subsidiary's (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
March 1, 2023

Provident Financial Services, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2022 and 2021

(dollars in thousands, except share data)		December 31, 2022		December 31, 2021
ASSETS				
Cash and due from banks	$	186,490	$	506,270
Short-term investments		18		206,193
Total cash and cash equivalents		186,508		712,463
Available for sale debt securities, at fair value		1,803,548		2,057,851
Held to maturity debt securities, net (fair value of $373,468 and $449,709 at December 31, 2022 and December 31, 2021, respectively).		387,923		436,150
Equity securities, at fair value		1,147		1,325
Federal Home Loan Bank stock		68,554		34,290
Loans		10,248,883		9,581,624
Less allowance for credit losses		88,023		80,740
Net loans		10,160,860		9,500,884
Foreclosed assets, net		2,124		8,731
Banking premises and equipment, net		79,794		80,559
Accrued interest receivable		51,903		41,990
Intangible assets		460,892		464,183
Bank-owned life insurance		239,040		236,630
Other assets		341,143		206,146
TOTAL ASSETS	$	**13,783,436**	$	**13,781,202**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits:				
Demand deposits	$	8,373,005	$	9,080,956
Savings deposits		1,438,583		1,460,541
Certificates of deposit of $100 thousand or more		504,627		368,277
Other time deposits		246,809		324,238
Total deposits		10,563,024		11,234,012
Mortgage escrow deposits		35,705		34,440
Borrowed funds		1,337,370		626,774
Subordinated debentures		10,493		10,283
Other liabilities		239,141		178,597
TOTAL LIABILITIES		**12,185,733**		**12,084,106**
Stockholders' Equity:				
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued		—		—
Common stock, $0.01 par value, 200,000,000 shares authorized, 83,209,012 shares issued and 75,169,196 shares outstanding at December 31, 2022, and 76,969,999 shares outstanding at December 31, 2021		832		832
Additional paid-in capital		981,138		969,815
Retained earnings		918,158		814,533
Accumulated other comprehensive (loss) income, net of tax		(165,045)		6,863
Treasury stock		(127,154)		(79,603)
Unallocated common stock held by the Employee Stock Ownership Plan		(10,226)		(15,344)
Common stock acquired by deferred compensation plans		(3,427)		(3,984)
Deferred compensation plans		3,427		3,984
TOTAL STOCKHOLDERS' EQUITY		**1,597,703**		**1,697,096**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**13,783,436**	$	**13,781,202**

See accompanying notes to consolidated financial statements.

Provident Financial Services, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020

		Years ended December 31,			
(dollars in thousands, except share data)		**2022**		**2021**	**2020**
Interest income:					
Real estate secured loans	$	304,321	$	252,336	$ 224,925
Commercial loans		98,961		99,163	82,157
Consumer loans		14,368		13,574	16,922
Available for sale debt securities and Federal Home Loan Bank stock		36,619		23,798	25,446
Held to maturity debt securities		9,894		10,743	11,461
Deposits, federal funds sold and other short-term investments		2,018		2,725	2,398
TOTAL INTEREST INCOME		**466,181**		**402,339**	**363,309**
Interest expense:					
Deposits		38,704		26,513	33,589
Borrowed funds		9,310		8,614	16,638
Subordinated debentures		615		1,189	512
TOTAL INTEREST EXPENSE		**48,629**		**36,316**	**50,739**
Net interest income		417,552		366,023	312,570
Provision charge (benefit) for credit losses		8,388		(24,339)	29,719
Net interest income after provision for credit losses		409,164		390,362	282,851
Non-interest income:					
Fees		28,128		29,967	23,847
Wealth management income		27,870		30,756	25,733
Insurance agency income		11,440		10,216	3,513
Bank-owned life insurance		5,988		7,930	6,491
Net gain on securities transactions		181		255	81
Other income		14,182		7,685	12,766
TOTAL NON-INTEREST INCOME		**87,789**		**86,809**	**72,431**
Non-interest expense:					
Compensation and employee benefits		147,203		143,366	130,868
Net occupancy expense		34,566		32,932	27,142
Data processing expense		21,753		19,755	20,767
FDIC Insurance		5,195		6,260	3,116
Advertising and promotion expense		5,191		3,951	4,400
Credit loss expense for off-balance sheet credit exposures		(3,384)		1,515	1,814
Amortization of intangibles		3,292		3,664	3,425
Other operating expenses		43,031		38,610	36,196
TOTAL NON-INTEREST EXPENSE		**256,847**		**250,053**	**227,728**
Income before income tax expense		240,106		227,118	127,554
Income tax expense		64,458		59,197	30,603
NET INCOME	$	**175,648**	$	**167,921**	$ **96,951**
Basic earnings per share	$	2.35	$	2.20	$ 1.39
Average basic shares outstanding		74,700,623		76,471,933	69,548,499
Diluted earnings per share	$	2.35	$	2.19	$ 1.39
Average diluted shares outstanding		74,782,370		76,560,840	69,625,958

See accompanying notes to consolidated financial statements.

Provident Financial Services, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2022, 2021 and 2020

		Years ended December 31,				
(dollars in thousands)		**2022**		**2021**		**2020**
Net income	$	175,648	$	167,921	$	96,951
Other comprehensive (loss) income, net of tax:						
Unrealized gains and losses on available for sale debt securities:						
Net unrealized (losses) gains arising during the period		(186,361)		(23,730)		14,944
Reclassification adjustment for gains included in net income		(42)		(171)		—
Total		(186,403)		(23,901)		14,944
Unrealized gains (losses) on derivatives designated as cash flow hedges		15,904		9,047		(5,269)
Amortization related to post-retirement obligations		(1,409)		4,062		4,159
Total other comprehensive (loss) income, net of tax		(171,908)		(10,792)		13,834
TOTAL COMPREHENSIVE INCOME	$	**3,740**	$	**157,129**	$	**110,785**

See accompanying notes to consolidated financial statements.

Provident Financial Services, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders'
Equity for the Years Ended December 31, 2022, 2021 and 2020

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated ESOP Shares	Common Stock Acquired By Deferred Comp Plans	Deferred Compensation Plans	Total Stockholders' Equity
Balance at December 31, 2019	$ 832	$1,007,303	$ 695,273	$ 3,821	$ (268,504)	$ (24,885)	$ (3,833)	$ 3,833	$ 1,413,840
Net income	—	—	96,951	—	—	—	—	—	96,951
Other comprehensive income, net of tax	—	—	—	13,834	—	—	—	—	13,834
Acquisition of deferred compensation plan	—	—	—	—	—	—	(1,336)	1,336	—
Cash dividends paid ($0.92 per share)	—	—	(65,823)	—	—	—	—	—	(65,823)
Effect of adopting Accounting Standards Update ("ASU") No. 2016-13 ("CECL")	—	—	(8,311)	—	—	—	—	—	(8,311)
Distributions from deferred comp plans	—	84	—	—	—	—	620	(620)	84
Purchases of treasury stock	—	—	—	—	(21,161)	—	—	—	(21,161)
Purchase of employee restricted shares to fund statutory tax withholding	—	—	—	—	(969)	—	—	—	(969)
Shares issued dividend reinvestment plan	—	50	—	—	401	—	—	—	451
Treasury shares issued due to acquisition	—	(50,387)	—	—	231,215	—	—	—	180,828
Option exercises	—	—	—	—	—	—	—	—	—
Allocation of Employee Stock Ownership Plan ("ESOP") shares	—	(116)	—	—	—	4,670	—	—	4,554
Allocation of Stock Award Plan ("SAP") shares	—	5,330	—	—	—	—	—	—	5,330
Allocation of stock options	—	189	—	—	—	—	—	—	189
BALANCE AT DECEMBER 31, 2020	**$ 832**	**$ 962,453**	**$718,090**	**$ 17,655**	**$(59,018)**	**$ (20,215)**	**$ (4,549)**	**$ 4,549**	**$1,619,797**

Provident Financial Services, Inc. and Subsidiary Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020 (Continued)

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unallocated ESOP Shares	Common Stock Acquired By Deferred Comp Plans	Deferred Compensation Plans	Total Stockholders' Equity
Balance at December 31, 2020	$ 832	$ 962,453	$ 718,090	$ 17,655	$ (59,018)	$ (20,215)	$ (4,549)	$ 4,549	$ 1,619,797
Net income	—	—	167,921	—	—	—	—	—	167,921
Other comprehensive loss, net of tax	—	—	—	(10,792)	—	—	—	—	(10,792)
Cash dividends paid ($0.94 per share)	—	—	(71,478)	—	—	—	—	—	(71,478)
Distributions from deferred comp plans	—	154	—	—	—	—	565	(565)	154
Purchases of treasury stock	—	—	—	—	(20,711)	—	—	—	(20,711)
Purchase of employee restricted shares to fund statutory tax withholding	—	—	—	—	(961)	—	—	—	(961)
Option exercises	—	(200)	—	—	1,087	—	—	—	887
Allocation of ESOP shares	—	1,757	—	—	—	4,871	—	—	6,628
Allocation of SAP shares	—	5,451	—	—	—	—	—	—	5,451
Allocation of stock options	—	200	—	—	—	—	—	—	200
BALANCE AT DECEMBER 31, 2021	**$ 832**	**$ 969,815**	**$ 814,533**	**$ 6,863**	**$ (79,603)**	**$ (15,344)**	**$ (3,984)**	**$ 3,984**	**$ 1,697,096**

Provident Financial Services, Inc. and Subsidiary Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020 (Continued)

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unallocated ESOP Shares	Common Stock Acquired By Deferred Comp Plans	Deferred Compensation Plans	Total Stockholders' Equity
Balance at December 31, 2021	$ 832	$ 969,815	$ 814,533	$ 6,863	$ (79,603))	$ (15,344)	$ (3,984))	$ 3,984	$ 1,697,096
Net income	—	—	175,648	—	—	—	—	—	175,648
Other comprehensive loss, net of tax	—	—	—	(171,908)	—	—	—	—	(171,908)
Cash dividends paid ($0.96 per share)	—	—	(72,023)	—	—	—	—	—	(72,023)
Distributions from deferred comp plans	—	176	—	—	—	—	557	(557)	176
Purchases of treasury stock	—	—	—	—	(46,530)	—	—	—	(46,530)
Purchase of employee restricted shares to fund statutory tax withholding	—	—	—	—	(1,021)	—	—	—	(1,021)
Option exercises	—	—	—	—	—	—	—	—	—
Allocation of ESOP shares	—	1,542	—	—	—	5,118	—	—	6,660
Allocation of SAP shares	—	9,407	—	—	—	—	—	—	9,407
Allocation of stock options	—	198	—	—	—	—	—	—	198
BALANCE AT DECEMBER 31, 2022	**$ 832**	**$ 981,138**	**$ 918,158**	**$ (165,045)**	**$(127,154)**	**$ (10,226)**	**$ (3,427)**	**$ 3,427**	**$ 1,597,703**

See accompanying notes to consolidated financial statements.

Provident Financial Services, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020

		Years ended December 31,			
(dollars in thousands)		2022		2021	2020
Cash flows from operating activities:					
Net income	$	175,648	$ 167,921	$	96,951
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization expense		13,076	12,656		11,012
Provision charge (benefit) for credit losses on loans and securities		8,388	(24,339)		29,719
Credit loss (benefit) charge for off-balance sheet credit exposure		(3,384)	1,515		1,814
Deferred tax expense (benefit)		2,220	12,413		(7,929)
Amortization of operating lease right-of-use assets		10,617	10,074		9,012
Income on Bank-owned life insurance		(5,988)	(7,930)		(6,491)
Net amortization of premiums and discounts on securities		12,673	15,841		10,058
Accretion of net deferred loan fees		(9,262)	(7,763)		(9,492)
Amortization of premiums on purchased loans, net		270	604		1,032
Originations of loans held for sale		(22,295)	(47,675)		(87,413)
Proceeds from sales of loans originated for sale		20,521	49,530		89,126
ESOP expense		4,140	4,318		2,401
Allocation of stock award shares		9,407	5,451		5,330
Allocation of stock options		198	200		189
Net gain on sale of loans		(1,515)	(1,855)		(1,713)
Net gain on securities transactions		(181)	(255)		(81)
Net gain on sale of premises and equipment		(22)	(42)		(947)
Net gain on sale of foreclosed assets		(8,541)	(461)		(821)
(Increase) decrease in accrued interest receivable		(9,913)	4,460		8,472
(Increase) decrease in other assets		(56,291)	10,264		(106,811)
Increase (decrease) in other liabilities		60,544	(48,113)		59,883
Net cash provided by operating activities		200,310	156,814		103,301
Cash flows from investing activities:					
Net (increase) decrease in loans		(649,216)	253,221		(717,947)
Proceeds from sales of foreclosed assets		16,155	1,368		3,610
Proceeds from maturities, calls and paydowns of investment securities held to maturity		73,841	47,637		62,051
Purchases of investment securities held to maturity		(27,043)	(34,599)		(49,228)
Proceeds from sales of securities available for sale		—	9,442		13,905
Proceeds from maturities calls and paydowns of securities available for sale		278,779	393,173		350,335
Purchases of securities available for sale		(290,426)	(1,400,980)		(248,863)
Proceeds from redemption of Federal Home Loan Bank stock		162,987	30,870		115,630
Purchases of Federal Home Loan Bank stock		(197,251)	(5,671)		(106,605)
Cash received, net of cash consideration paid for acquisition		—	—		78,089
BOLI claim benefits received		970	7,964		6,527
Purchases of loans		(6,971)	(5,230)		—
Proceeds from sales of premises and equipment		22	42		947
Purchases of premises and equipment		(9,411)	(13,805)		(12,825)
Net cash used in investing activities		(647,564)	(716,568)		(504,374)

Provident Financial Services, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020 (Continued)

	Years ended December 31,		
(dollars in thousands)	2022	2021	2020
Cash flows from financing activities:			
Net (decrease) increase in deposits	(670,988)	1,396,183	977,442
Increase in mortgage escrow deposits	1,265	142	7,494
Purchase of treasury stock	(46,530)	(20,711)	(21,161)
Purchase of employee restricted shares to fund statutory tax withholding	(1,021)	(961)	(969)
Cash dividends paid to stockholders	(72,023)	(71,478)	(65,823)
Shares issued to dividend reinvestment plan	—	—	451
Stock options exercised	—	887	—
Proceeds from long-term borrowings	3,982,100	913,685	2,429,999
Payments on long-term borrowings	(3,252,556)	(1,454,440)	(2,286,722)
Net decrease in short-term borrowings	(18,948)	(8,443)	(294,033)
Repayment of subordinated debentures	—	(15,000)	—
Net cash (used in) provided by financing activities	(78,701)	739,864	746,678
Net (decrease) increase in cash and cash equivalents	(525,955)	180,110	345,605
Cash and cash equivalents at beginning of period	685,163	418,053	145,748
Restricted cash at beginning of period	27,300	114,300	41,000
Total cash, cash equivalents and restricted cash at beginning of period	712,463	532,353	186,748
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**186,438**	**685,163**	**418,053**
Restricted cash at end of period	70	27,300	114,300
Total cash, cash equivalents and restricted cash at end of period	$ 186,508	$ 712,463	$ 532,353
Cash paid during the period for:			
Interest on deposits and borrowings	$ 46,896	$ 35,910	$ 49,419
Income taxes	$ 51,050	$ 57,471	$ 36,514
Non cash investing activities:			
Transfer of loans receivable to foreclosed assets	$ 1,208	$ 434	$ 2,516
Acquisitions:			
Non-cash assets acquired at fair value:			
Investment securities	—	—	255,242
Loans, net	—	—	1,752,529
Bank-owned life insurance	—	—	37,237
Goodwill and other intangible assets	—	—	32,404
Bank premises and equipment	—	—	16,620
Other assets	—	—	23,587
Total non-cash assets acquired at fair value	$ —	$ —	$ 2,117,619
Liabilities assumed:			
Deposits	$ —	$ —	$ 1,757,777
Borrowings	—	—	226,656
Other Liabilities	—	—	30,447
Total liabilities assumed	$ —	$ —	$ 2,014,880
Common stock issued for acquisitions	$ —	$ —	$ 180,828

See accompanying notes to consolidated financial statements.

Provident Financial Services, Inc. and Subsidiary
Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Provident Financial Services, Inc. (the "Company"), Provident Bank (the "Bank") and their wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made in the consolidated financial statements to conform with current year classifications.

Business

The Company, through the Bank, provides a full range of banking services to individual and business customers through branch offices in New Jersey, Queens and Nassau Counties, New York and eastern Pennsylvania. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities as of the dates of the consolidated statements of financial condition, and revenues and expenses for the periods then ended. Such estimates are used in connection with the determination of the allowance for credit losses, evaluation of goodwill for impairment, evaluation of the need for valuation allowances on deferred tax assets, and determination of liabilities related to retirement and other post-retirement benefits, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the currently forecasted economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates will be reflected in the financial statements in future periods.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Federal funds sold and commercial paper with original maturity dates less than 90 days.

Securities

Securities include held to maturity debt securities and available for sale debt securities. The available for sale debt securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in Stockholders' Equity. Estimated fair values are provided by reputable and widely used pricing services who maintain pricing methodologies appropriate for varying security classes using valuation techniques that are in accordance with U.S. GAAP. Securities which the Company has the positive intent and ability to hold to maturity are classified as held to maturity debt securities and carried at amortized cost.

On January 1, 2020, the Company adopted CECL which replaces the incurred loss methodology with an expected loss methodology. Management measures expected credit losses on held to maturity debt securities on a collective basis by security type. Management classifies the held to maturity debt securities portfolio into the following security types:

- Agency obligations;
- Mortgage-backed securities;
- State and municipal obligations; and
- Corporate obligations.

All of the agency obligations held by the Company are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. The majority of the state and municipal, and corporate obligations carry no lower than A ratings from the rating agencies at December 31, 2022 and the Company had one security rated with a triple-B by Moody's Investors Service.

Premiums on securities are amortized into income using a method that approximates the interest method over the remaining period to the earliest call date or contractual maturity, adjusted for anticipated prepayments. Discounts on securities are accreted into income over the remaining period to the contractual maturity, adjusted for anticipated prepayments. Interest income is recognized on an accrual basis, while dividend income is recognized when earned. Realized gains and losses are recognized when securities are sold or called based on the specific identification method.

Equity Securities

The Company holds equity securities that are traded in active markets with readily determinable fair value using quoted market prices.

Fair Value of Financial Instruments

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Federal Home Loan Bank of New York Stock

The Bank, as a member of the Federal Home Loan Bank of New York ("FHLBNY"), is required to hold shares of capital stock of the FHLBNY at cost based on a specified formula. The Bank carries this investment at cost, which approximates fair value.

Loans

Loans receivable are carried at unpaid principal balances plus unamortized premiums, purchase accounting mark-to-market adjustments, certain deferred direct loan origination costs and deferred loan origination fees and discounts, less the allowance for credit losses.

The Bank defers loan origination fees and certain direct loan origination costs and accretes or amortizes such amounts as an adjustment to the yield over the contractual lives of the related loans using the interest method. Premiums and discounts on loans purchased are amortized or accreted as an adjustment of yield over the contractual lives of the related loans, adjusted for prepayments when applicable, using methodologies using the effective interest method.

Loans are generally placed on non-accrual status when they are past due 90 days or more as to contractual obligations or when other circumstances indicate that collection is questionable. When a loan is placed on non-accrual status, any interest accrued but not received is reversed against interest income. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. A non-accrual loan is restored to accrual status when principal and interest payments become less than 90 days past due and its future collectability is reasonably assured.

An impaired loan is defined as a loan for which it is probable, based on current information, that the Bank will not collect all amounts due under the contractual terms of the loan agreement. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows. Residential mortgage and consumer loans are deemed smaller balance homogeneous loans which are evaluated collectively for impairment and are therefore excluded from the population of impaired loans.

Purchased credit deteriorated ("PCD") loans are loans acquired that have experienced more-than-insignificant deterioration in credit quality since origination.

Allowance for Credit Losses on Loans

On January 1, 2020, the Company adopted ASU 2016-13, "Measurement of Credit Losses on Financial Instruments," which replaced the incurred loss methodology with the current expected credit loss ("CECL") methodology. The allowance for credit losses is a valuation account that reflects management's evaluation of the current expected credit losses in the loan portfolio. The Company maintains the allowance for credit losses through provisions for credit losses that are charged to income. Charge-offs against the allowance for credit losses are taken on loans where management

determines that the collection of loan principal and interest is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for credit losses.

The calculation of the allowance for credit losses is a critical accounting policy of the Company. Management estimates the allowance balance using relevant available information, from internal and external sources, related to past events, current conditions, and a reasonable and supportable forecast. Historical credit loss experience for both the Company and peers provides the basis for the estimation of expected credit losses, where observed credit losses are converted to probability of default rate ("PDR") curves through the use of segment-specific loss given default ("LGD") risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment, primarily due to the nature of the underlying collateral. These risk factors were assessed for reasonableness against the Company's own loss experience and adjusted in certain cases when the relationship between the Company's historical default and loss severity deviates from that of the wider industry. The historical PDR curves, together with corresponding economic conditions, establish a quantitative relationship between economic conditions and loan performance through an economic cycle.

Using the historical relationship between economic conditions and loan performance, management's expectation of future loan performance is incorporated using an externally developed economic forecast. This forecast is applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to long-term average economic conditions using a straight-line, time-based methodology. The Company's current forecast period is six quarters, with a four quarter reversion period to historical average macroeconomic factors. The Company's economic forecast is approved by the Company's Asset-Liability Committee.

The allowance for credit losses is measured on a collective (pool) basis, with both a quantitative and qualitative analysis that is applied on a quarterly basis, when similar risk characteristics exist. The respective quantitative allowance for each loan segment is measured using an econometric, discounted PDR/LGD modeling methodology in which distinct, segment-specific multi-variate regression models are applied to an external economic forecast. Under the discounted cash flows methodology, expected credit losses are estimated over the effective life of the loans by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level effective interest rate. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies at the reporting date: management has a reasonable expectation that a troubled debt restructuring ("TDR") will be executed with an individual borrower; or when an extension or renewal option is included in the original contract and is not unconditionally cancellable by the Company. Management will assess the likelihood of an option being exercised by any given borrower and appropriately extend the maturity of the portfolio for modeling purposes.

The Company considers qualitative adjustments to credit loss estimates for information not already captured in the quantitative component of the loss estimation process. Qualitative factors are based on portfolio concentration levels, model imprecision, changes in industry conditions, changes in the Company's loan review process, changes in the Company's loan policies and procedures, and economic forecast uncertainty.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Management developed segments for estimating loss based on type of borrower and collateral which is generally based upon federal call report segmentation. The segments have been combined or sub-segmented as needed to ensure loans of similar risk profiles are appropriately pooled. As of December 31, 2022, the portfolio and class segments for the Company's loan portfolio were:

- Mortgage Loans – Residential, Commercial Real Estate, Multi-Family and Construction
- Commercial Loans – Commercial Owner Occupied and Commercial Non-Owner Occupied
- Consumer Loans – First Lien Home Equity and Other Consumer

The allowance for credit losses on loans individually evaluated are identified through the Company's normal loan monitoring process. This process includes the review of delinquent and problem loans at the Company's Delinquency, Credit, Credit Risk Management and Allowance Committees; or which may be identified through the Company's loan review process. Generally, the Company only evaluates loans individually for specific reserves if the loan is non-accrual, non-homogeneous and the balance is at least $1.0 million, or if the loan was modified as a TDR.

For all classes of loans deemed collateral-dependent, the Company estimates expected credit losses based on the fair value of the collateral less any selling costs. If the loan is not collateral dependent, the allowance for credit losses related to individually assessed loans is based on discounted expected cash flows using the loan's initial effective interest rate.

A loan for which the terms have been modified resulting in a concession by the Company, and for which the borrower is experiencing financial difficulties is considered to be a TDR. The allowance for credit losses on a TDR is measured using the same method as all other impaired loans, except that the original interest rate is used to discount the expected cash flows, not the rate specified within the restructuring.

For loans acquired that have experienced more-than-insignificant deterioration in credit quality since their origination are considered Purchased Credit Deteriorated ("PCD") loans. The Company evaluates acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) troubled debt restructured designation; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that are current on acquisition date, but had been previously delinquent. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. Subsequent to the acquisition date, the initial allowance for credit losses on PCD

loans will increase or decrease based on future evaluations, with changes recognized in the provision for credit losses.

Management believes the primary risks inherent in the portfolio are a general decline in the economy, a decline in real estate market values, rising unemployment or a protracted period of elevated unemployment, increasing vacancy rates in commercial investment properties and possible increases in interest rates in the absence of economic improvement. Any one or a combination of these events may adversely affect borrowers' ability to repay the loans, resulting in increased delinquencies, credit losses and higher levels of provisions. Management considers it important to maintain the ratio of the allowance for credit losses to total loans at an acceptable level given current and forecasted economic conditions, interest rates and the composition of the portfolio.

Although management believes that the Company has established and maintained the allowance for credit losses at appropriate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment and economic forecast. Management evaluates its estimates and assumptions on an ongoing basis giving consideration to forecasted economic factors, historical loss experience and other factors. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for credit losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance or additional write-downs based on their judgments about information available to them at the time of their examination. Although management uses the best information available, the level of the allowance for credit losses remains an estimate that is subject to significant judgment and short-term change.

The CECL approach to calculate the allowance for credit losses on loans is significantly influenced by the composition, characteristics and quality of the Company's loan portfolio, as well as the prevailing economic conditions and forecast utilized. Material changes to these and other relevant factors creates greater volatility to the allowance for credit losses, and therefore, greater volatility to the Company's reported earnings. Management considers different economic scenarios that may impact the allowance for credit losses on loans. Among other balance sheet and income statement changes, these scenarios could result in a significant increase to the allowance for credit losses on loans. These scenarios include both the quantitative and qualitative components of the model and demonstrate how sensitive the allowance can be to key assumptions underlying the overall calculation. To the extent actual losses are higher than management estimates, additional provision for credit losses on loans could be required and could adversely affect our earnings or financial position in future periods. See Note 7 to the Consolidated Financial Statements for more information on the allowance for credit losses on loans.

Foreclosed Assets

Assets acquired through foreclosure or deed in lieu of foreclosure are carried at the lower of the outstanding loan balance at the time of foreclosure or fair value, less estimated costs to sell. Fair value is generally based on recent appraisals. When an asset is acquired, the excess of the loan balance over fair value, less estimated costs to sell, is charged to the allowance for credit losses. A reserve for foreclosed assets may be established to provide for possible write-downs and selling costs that occur subsequent to foreclosure. Foreclosed assets are carried net of the related reserve. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned, are recorded as incurred.

Banking Premises and Equipment

Land is carried at cost. Banking premises, furniture, fixtures and equipment are carried at cost, less accumulated depreciation, computed using the straight-line method based on their estimated useful lives. Leasehold improvements, carried at cost, net of accumulated depreciation, are amortized over the terms of the leases or the estimated useful lives of the assets, whichever are shorter, using the straight-line method. Maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. Deferred tax assets and liabilities are reported as a component of Other Assets on the Consolidated Statements of Financial Condition. The determination of whether deferred tax assets will be realizable is predicated on estimates of future taxable income. Such estimates are subject to management's judgment. A valuation reserve is established when management is unable to conclude that it is more likely than not that it will realize deferred tax assets based on the nature and timing of these items. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes.

Trust Assets

Trust assets consisting of securities and other property (other than cash on deposit held by the Bank in fiduciary or agency capacities for customers of the Bank's wholly owned subsidiary, Beacon) are not included in the accompanying consolidated statements of financial condition because such properties are not assets of the Bank.

Intangible Assets

Intangible assets of the Bank consist of goodwill, core deposit premiums, customer relationship premium and mortgage servicing rights. Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. In accordance with GAAP, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment between annual measurement dates. As permitted by GAAP, the Company prepares a qualitative assessment in determining whether goodwill may be impaired. The factors considered in the assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Company, among others. The Company completed its annual qualitative assessment of goodwill as of July 1, 2022. Based upon its assessment of goodwill, the Company concluded that no further quantitative analysis was warranted.

Core deposit premiums represent the intangible value of depositor relationships assumed in previous purchase acquisitions and are amortized on an accelerated basis over 8.8 years, while the core deposit premium related to SB One is amortized over its estimated useful life of 10.0 years. Customer relationship premiums represent the intangible value of customer relationships assumed in the purchase acquisitions of Beacon Trust Company ("Beacon"), The MDE Group, Inc. ("MDE"), Tirschwell & Loewy, Inc. ("T&L"), and SB One Bank and are amortized on an accelerated basis over 12.0 years, 10.4 years, 10.0 years, and 13.0 years, respectively. Mortgage servicing rights are recorded when purchased or when originated mortgage loans are sold, with servicing rights retained. Mortgage servicing rights are amortized on an accelerated method based upon the estimated lives of the related loans, adjusted for prepayments. Mortgage servicing rights are carried at the lower of amortized cost or fair value.

Bank-owned Life Insurance

Bank-owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value.

Employee Benefit Plans

The Bank maintains a pension plan which covers full-time employees hired prior to April 1, 2003, the date on which the pension plan was frozen. The Bank's policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. GAAP requires an employer to: (a) recognize in its statement of financial condition the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan's assets and its obligations that determine its funded status at the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period.

The Bank has a 401(k) plan covering substantially all employees of the Bank. The Bank may match a percentage of the first 6% contributed by participants. The Bank's matching contribution, if any, is determined by the Board of Directors in its sole discretion.

The Bank has an Employee Stock Ownership Plan ("ESOP"). The funds borrowed by the ESOP from the Company to purchase the Company's common stock are being repaid from the Bank's contributions and dividends paid on unallocated ESOP shares over a period of up to 30 years. The Company's common stock not allocated to participants is recorded as a reduction of stockholders' equity at cost. Compensation expense for the ESOP is based on the average price of the Company's stock during each quarter and the amount of shares allocated during the quarter.

The Bank has an Equity Plan designed to provide competitive compensation for demonstrated performance and to align the interests of participants directly to increases in shareholder value. The Equity Plan provides for performance-vesting grants as well as time-vesting grants. Time-vesting stock awards, stock options and performance vesting stock awards that are based on a performance condition, such as return on average assets, are valued on the closing stock price on the date of grant. Performance-vesting stock awards and options that are based on a market condition, such as total shareholder return, would be valued using a generally accepted statistical technique to simulate future stock prices for Provident and the components of the peer group which Provident would be measured against.

Expense related to time-vesting stock awards and stock options is based on the fair value of the common stock on the date of the grant and on the fair value of the stock options on the date of the grant, respectively, and is recognized ratably over the vesting period of the awards. Performance vesting stock awards and stock options are either dependent upon a market condition or a performance condition. A market condition performance metric is tied to a stock price, either on an absolute basis, or a relative basis against peers, while a performance-condition is based on internal operations, such as earnings per share. The expense related to a market condition performance-vesting stock award or stock option requires an initial Monte Carlo simulation to determine grant date fair value, which will be recognized as a compensation expense regardless of actual payout, assuming that the executive is still employed at the end of the requisite service period. If pre-vesting termination (forfeiture) occurs, then any expense recognized to date can be reversed. The grant date fair value is recognized ratably over the performance period. The expense related to a performance condition stock award or stock option is based on the fair value of the award on the date of grant, adjusted periodically based upon the number of awards or options expected to be earned, recognized over the performance period.

In connection with the First Sentinel acquisition in July 2004, the Company assumed the First Savings Bank Directors' Deferred Fee Plan (the "DDFP"). The DDFP was frozen prior to the acquisition. The Company recorded a deferred compensation equity instrument and corresponding contra-equity account for the value of the shares held by the DDFP at the July 14, 2004 acquisition date. These accounts will be liquidated as shares are distributed from the DDFP in accordance with the plan document. At December 31, 2022, there were 104,129 shares held by the DDFP.

The Bank maintains a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the 401(k) Plan's and the ESOP's benefit formulas under tax law limits for tax-qualified plans.

Post-retirement Benefits Other Than Pensions

The Bank provides post-retirement health care and life insurance plans to certain of its employees. The life insurance coverage is noncontributory to the participant. Participants contribute to the cost of medical coverage based on the employee's length of service with the Bank. The costs of such benefits are accrued based on actuarial assumptions from the date of hire to the date the employee is fully eligible to receive the benefits. On December 31, 2002, the Bank eliminated postretirement healthcare benefits for employees with less than 10 years of service. GAAP requires an employer to: (a) recognize in its statement of financial condition the over-funded or under-funded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period.

Derivatives

The Company records all derivatives on the statements of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan related transaction which, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. As such, all changes in fair value of the Company's derivatives are recognized directly in earnings.

The Company also uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges, and which satisfy hedge accounting requirements, involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. These derivatives were used to hedge the variable cash outflows associated with FHLBNY borrowings and brokered demand deposits. The change in the fair value of these derivatives is recorded in accumulated other comprehensive income, and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

Comprehensive Income

Comprehensive income is divided into net income and other comprehensive income (loss). Other comprehensive income (loss) includes items previously recorded directly to equity, such as unrealized gains and losses on available for sale debt securities, unrealized gains and losses on derivatives that are designated as cash flow hedges and amortization related to post-retirement obligations. Comprehensive income is presented in a separate Consolidated Statement of Comprehensive Income.

Segment Reporting

The Company's operations are solely in the financial services industry and include providing traditional banking and other financial services to its customers. The Company operates primarily in the geographical regions of northern and central New Jersey, Queens County, New York and eastern Pennsylvania. The Company has a single reporting segment for financial reporting purposes.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during the period are weighted for the portion of the period that they were outstanding.

Impact of Recent Accounting Pronouncements

Accounting Pronouncements Not Yet Adopted

In March 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-02, "*Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*," which addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU 2016-13. This standard is not expected to have a material financial impact on the Company's consolidated financial statements, but is expected to have a meaningful impact on our required disclosures in the Notes to our Consolidated Financial Statements.

In March 2022, the FASB issued Accounting Standards Update (ASU) 2022-01, Derivatives and Hedging (Topic 815): *Fair Value Hedging – Portfolio Layer Method*. The purpose of this updated guidance is to further align risk management objectives with hedge accounting results on the application of the last-of-layer method, which was first introduced in ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2022-01 is effective for public business entities for fiscal years beginning after December 15, 2022, with early adoption in the interim period, permitted. The Company adopted this standard on January 1, 2023 on a prospective basis; with no impact to the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "*Reference Rate Reform (Topic 848),*" which provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or re-measurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. ASU 2020-04 is effective March 12, 2020 through December 31, 2022. An entity may elect to apply ASU 2020-04 for contract modifications as of January 1, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic within the Codification, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company anticipates this ASU will simplify any modifications we execute between the selected start date (yet to be determined) and December 31, 2022 that are directly related to LIBOR transition by allowing prospective recognition of the continuation of the contract, rather than the extinguishment of the old contract resulting in writing off unamortized fees/costs. In addition, in January 2021 the FASB issued ASU No. 2021-01 "Reference Rate Reform — Scope," which clarified the scope of ASC 848 relating to contract modifications. In the fourth quarter of 2019 the Company formed, a cross-functional team to develop transition plans for the LIBOR transition to address potential revisions to documentation, as well as customer management and communication, internal training, financial, operational and risk management implications, and legal and contract management. The working group is comprised of individuals from various functional areas including lending, risk management, finance and credit, among others. In addition, the Company has engaged with its regulators and with industry working groups and trade associations to develop strategies for transitioning away from LIBOR. In 2023, we expect LIBOR to be phased out as an interest rate benchmark in pricing assets or liabilities. We are not entering

into any new agreements that reference LIBOR. Additionally, the Company is in the process of amending existing asset and liability contracts that reference LIBOR to reference a new benchmark rate. The Company is currently in the process of transitioning from LIBOR and plans to move to the Secured Overnight Financing Rate ("SOFR") for most type of transactions. This standard is not expected to have a material impact on the Company's consolidated financial statements. In addition, in December 2022 the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848,)" which provides optional guidance to ease the potential burden in account for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance is to provide temporary relief during the transition period away from LIBOR toward new interest rate benchmarks. The amendments in ASU 2022-06 defer the sunset date provision from December 31, 2022 to December 31, 2024. ASU 2022-06 was effective immediately upon issuance and is not expected to have an impact on the Company's financial statements or disclosures.

NOTE 2 Stockholders' Equity

On January 15, 2003, the Bank completed its plan of conversion, and the Bank became a wholly owned subsidiary of the Company. The Company sold 59.6 million shares of common stock (par value $0.01 per share) at $10.00 per share. The Company received net proceeds in the amount of $567.2 million.

In connection with the Bank's commitment to its community, the plan of conversion provided for the establishment of a charitable foundation. Provident donated $4.8 million in cash and 1.92 million of authorized but unissued shares of common stock to the foundation, which amounted to $24.0 million in aggregate. The Company recognized an expense, net of income tax benefit, equal to the cash and fair value of the stock during 2003. Conversion costs were deferred and deducted from the proceeds of the shares sold in the offering.

Upon completion of the plan of conversion, a "liquidation account" was established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the conversion. The liquidation account was established to provide a limited priority claim to the assets of the Bank to "eligible account holders" and "supplemental eligible account holders" as defined in the Plan, who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental eligible account holder's proportionate share of the then total remaining qualifying deposits. At December 31, 2022, the liquidation account, which is an off-balance sheet memorandum account, amounted to $7.7 million.

NOTE 3 Business Combinations

Lakeland Bancorp, Inc. Merger Agreement

On September 26, 2022, the Company, NL 239 Corp., a direct, wholly owned subsidiary of the Company ("Merger Sub"), and Lakeland Bancorp, Inc. entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the "merger agreement"), pursuant to which Provident and Lakeland have agreed to combine their respective businesses.

Under the merger agreement, Merger Sub will merge with and into Lakeland, with Lakeland as the surviving entity (the "merger"), and as soon as reasonably practicable following the merger, Lakeland will merge with and into the Company, with the Company as the surviving entity (the "holdco merger"). At a date and time following the holdco merger as determined by the Company, Lakeland Bank, a New Jersey state-charted commercial bank and a wholly owned subsidiary of Lakeland ("Lakeland Bank"), will merge with and into Provident Bank, a New Jersey state-chartered savings bank and a wholly owned subsidiary of the Company ("Provident Bank"), with Provident Bank as the surviving bank (the "bank merger" and, together with the merger and the holdco merger, the "mergers"). The Company as the surviving institution will have approximately $25 billion in total assets and $20 billion in total deposits with banking locations across northern and central New Jersey and in surrounding areas of New York and Pennsylvania.

In the merger, Lakeland shareholders will receive 0.8319 of a share of the Company's common stock for each share of Lakeland common stock they own. Based on the closing price of the Company's common stock on the New York Stock Exchange on September 26, 2022, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $19.27 in value for each share of Lakeland common stock, representing a merger consideration of approximately $1.3 billion on an aggregate basis.

The Company has received stockholder approval to proceed with the merger at a special meeting of stockholders held on February 1, 2023. Lakeland has received shareholder approval to proceed with the merger at a special meeting of shareholders held on February 1, 2023. The completion of the merger remains subject to receipt of the requisite bank regulatory approvals and other customary closing conditions.

SB One Bancorp Acquisition

On July 31, 2020, the Company completed its acquisition of SB One Bancorp ("SB One"), which added $2.20 billion to total assets, $1.77 billion to total loans, which included PCD loans totaling $294.2 million, and $1.76 billion to total deposits, and added 18 full-service banking offices in New Jersey and New York. As part of the acquisition, the addition of Provident Protection Plus, Inc.,

formerly SB One Insurance Agency, Inc., resulted in expansion of commercial and personal insurance products.

Under the merger agreement, each share of SB One common stock was exchanged for 1.357 shares of the Company's common stock. The Company issued 12.8 million shares of common stock from treasury stock, plus cash in lieu of fractional shares in the acquisition of SB One. The total consideration paid in the acquisition of SB One was $180.8 million. In connection with the acquisition, SB One Bank, a wholly owned subsidiary

of SB One, was merged with and into Provident Bank, a wholly owned subsidiary of the Company.

The acquisition was accounted for under the acquisition method of accounting. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair value. The excess of consideration paid over the estimated fair value of the net assets acquired totaled $23.9 million and was recorded as goodwill.

NOTE 4 Restrictions on Cash and Due from Banks

Included in cash on hand and due from banks at December 31, 2022 and 2021 was $70,000 and $27.3 million, respectively, representing cash collateral pledged to secure loan level swaps and reserves required by banking regulations.

NOTE 5 Held to Maturity Debt Securities

Management classifies the held to maturity debt securities portfolio into the following security types:

- Agency obligations;
- Mortgage-backed securities;
- State and municipal obligations; and
- Corporate obligations.

All of the agency obligations held by the Company are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government,

are highly rated by major rating agencies and have a long history of no credit losses. The majority of the state and municipal, and corporate obligations carry no lower than A ratings from the rating agencies at December 31, 2022 and the Company had one security rated with a triple-B by Moody's Investors Service.

The Company adopted CECL using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2020. As a result, the amortized cost basis remains the same before and after the effective date of CECL.

The following tables present the amortized cost, gross unrealized gains, gross unrealized losses and the estimated fair value for held to maturity debt securities at December 31, 2022 and 2021 (in thousands):

	2022			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Agency obligations	$ 9,997	—	(1,033)	8,964
State and municipal obligations	366,164	268	(13,015)	353,417
Corporate obligations	11,789	1	(703)	11,087
	$ 387,950	269	(14,751)	373,468

	2021			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Agency obligations	$ 9,996	—	(175)	9,821
Mortgage-backed securities	21	—	—	21
State and municipal obligations	415,724	14,463	(635)	429,552
Corporate obligations	10,448	19	(152)	10,315
	$ 436,189	14,482	(962)	449,709

The amortized cost and fair value of held to maturity debt securities at December 31, 2022 by contractual maturity are shown below (in thousands). Expected maturities may differ from contractual maturities due to prepayment or early call privileges of the issuer.

	2022	
	Amortized cost	**Fair value**
Due in one year or less	$ 20,280	20,188
Due after one year through five years	153,915	151,104
Due after five years through ten years	173,389	168,040
Due after ten years	40,366	34,136
	$ 387,950	**373,468**

The allowance for credit losses on held to maturity debt securities at December 31, 2022 and 2021 were $27,000 and $39,000, respectively, and are excluded from amortized cost in the tables above.

The Company generally purchases securities for long-term investment purposes, and differences between carrying and fair values may fluctuate during the investment period. Held to maturity debt securities having a carrying value of $340.2 million and $414.2 million at December 31, 2022 and 2021, respectively, were pledged to secure municipal deposits.

During 2022, the Company recognized gains of $123,000 and no losses related to calls on securities in the held to maturity debt securities portfolio, with total proceeds from the calls totaling $39.2 million. There were no sales of securities from the held to maturity debt securities portfolio for the year ended December 31, 2022.

For 2021, the Company recognized gains of $25,000 and no losses related to calls on securities in the held to maturity debt securities portfolio, with total proceeds from the calls totaling $36.0 million. There were no sales of securities from the held to maturity debt securities portfolio for the year ended December 31, 2021.

For the 2020 period, the Company recognized gains of $81,000 and no losses related to calls on certain securities in the held to maturity debt securities portfolio, with total proceeds from the calls totaling $49.3 million. There were no sales of securities from the held to maturity debt securities portfolio for the year ended December 31, 2020.

The number of securities in an unrealized loss position as of December 31, 2022 totaled 439, compared with 53 at December 31, 2021. The increase in the number of securities in an unrealized loss position at December 31, 2022 was due to higher current market interest rates compared to rates at December 31, 2021.

Credit Quality Indicators. The following table provides the amortized cost of held to maturity debt securities by credit rating as of December 31, 2022 (in thousands):

	December 31, 2022					
Total Portfolio	**AAA**	**AA**	**A**	**BBB**	**Not Rated**	**Total**
Agency obligations	$ 9,997	—	—	—	—	9,997
State and municipal obligations	48,453	171,934	143,829	770	1,178	366,164
Corporate obligations	507	3,592	7,415	—	275	11,789
	$ 58,957	**175,526**	**151,244**	**770**	**1,453**	**387,950**

	December 31, 2021					
Total Portfolio	**AAA**	**AA**	**A**	**BBB**	**Not Rated**	**Total**
Agency obligations	$ 9,996	—	—	—	—	9,996
Mortgage-backed securities	21	—	—	—	—	21
State and municipal obligations	54,583	314,396	44,392	945	1,408	415,724
Corporate obligations	510	2,634	7,279	—	25	10,448
	$ 65,110	**317,030**	**51,671**	**945**	**1,433**	**436,189**

Credit quality indicators are metrics that provide information regarding the relative credit risk of debt securities. At December 31, 2022, the held to maturity debt securities portfolio was comprised of 15% rated AAA, 45% rated AA, 39% rated A, and less than 1% either below an A rating or not rated by Moody's Investors Service or Standard and Poor's. Securities not explicitly rated, such as U.S. Government mortgage-backed securities, were grouped where possible under the credit rating of the issuer of the security.

NOTE 6 Available for Sale Debt Securities

The following tables present the amortized cost, gross unrealized gains, gross unrealized losses and the fair value for available for sale debt securities at December 31, 2022 and 2021 (in thousands):

	2022			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
U.S. Treasury obligations	$ 275,620	—	(29,804)	245,816
Mortgage-backed securities	1,636,913	209	(209,983)	1,427,139
Asset-backed securities	37,706	278	(363)	37,621
State and municipal obligations	67,706	—	(10,842)	56,864
Corporate obligations	40,540	50	(4,482)	36,108
	$ 2,058,485	**537**	**(255,474)**	**1,803,548**

	2021			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
U.S. Treasury obligations	$ 196,897	298	(866)	196,329
Mortgage-backed securities	1,711,312	14,082	(16,563)	1,708,831
Asset-backed securities	45,115	1,687	(5)	46,797
State and municipal obligations	68,702	1,127	(122)	69,707
Corporate obligations	36,109	425	(347)	36,187
	$ 2,058,135	**17,619**	**(17,903)**	**2,057,851**

Available for sale debt securities having a carrying value of $1.25 billion and $1.56 billion at December 31, 2022 and 2021, respectively, were pledged to secure securities sold under repurchase agreements.

The amortized cost and fair value of available for sale debt securities at December 31, 2022, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities due to prepayment or early call privileges of the issuer.

	2022	
	Amortized cost	**Fair value**
Due in one year or less	$ —	—
Due after one year through five years	194,949	176,459
Due after five years through ten years	125,582	109,597
Due after ten years	63,335	52,732
	$ 383,866	**338,788**

Investments which pay principal on a periodic basis totaling $1.67 billion at amortized cost and fair value are excluded from the table above as their expected lives are likely to be shorter than the contractual maturity date due to principal prepayments.

During 2022, proceeds from calls on securities in the available for sale debt securities portfolio totaled $5.4 million, with gains of $58,000 and no losses recognized. For 2021, proceeds from calls on securities in the available for sale debt securities portfolio totaled $9.4 million, with gains of $230,000 and no losses recognized.

The number of securities in an unrealized loss position as of December 31, 2022 totaled 475, compared with 113 at December 31, 2021. The increase in the number of securities in an unrealized loss position at December 31, 2022 was due to higher current market interest rates compared to rates at December 31, 2021. All securities in an unrealized loss position were investment grade at December 31, 2022.

NOTE 7 Loans Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2022 and 2021 are summarized as follows (in thousands):

	2022	2021
Mortgage loans:		
Residential	$ 1,177,698	1,202,638
Commercial	4,316,185	3,827,370
Multi-family	1,513,818	1,364,397
Construction	715,494	683,166
Total mortgage loans	7,723,195	7,077,571
Commercial loans	2,233,670	2,188,866
Consumer loans	304,780	327,442
Total gross loans	10,261,645	9,593,879
Premiums on purchased loans	1,380	1,451
Net deferred fees	(14,142)	(13,706)
TOTAL LOANS	**$ 10,248,883**	**9,581,624**

Premiums and discounts on purchased loans are amortized over the lives of the loans as an adjustment to yield. Required reductions due to loan prepayments are charged against interest income. For the years ended December 31, 2022, 2021 and 2020, as a result of prepayments and normal amortization, interest income decreased $270,000, $604,000 and $1.0 million, respectively.

The following tables summarize the aging of loans receivable by portfolio segment and class of loans (in thousands):

	At December 31, 2022							
	30-59 Days	60-89 Days	Non-accrual	90 days or more past due and accruing	Total Past Due	Current	Total Loans Receivable	Non-accrual loans with no related allowance
Mortgage loans:								
Residential	$ 1,411	1,114	1,928	—	4,453	1,173,245	1,177,698	1,928
Commercial	2,300	412	28,212	—	30,924	4,285,261	4,316,185	22,961
Multi-family	790	—	1,565	—	2,355	1,511,463	1,513,818	1,565
Construction	905	1,097	1,878	—	3,880	711,614	715,494	1,878
Total mortgage loans	5,406	2,623	33,583	—	41,612	7,681,583	7,723,195	28,332
Commercial loans	964	1,014	24,188	—	26,166	2,207,504	2,233,670	21,156
Consumer loans	885	147	738	—	1,770	303,010	304,780	739
TOTAL GROSS LOANS	**$ 7,255**	**3,784**	**58,509**	**—**	**69,548**	**10,192,097**	**10,261,645**	**50,227**

	At December 31, 2021							
	30-59 Days	60-89 Days	Non-accrual	90 days or more past due and accruing	Total Past Due	Current	Total Loans Receivable	Non-accrual loans with no related allowance
Mortgage loans:								
Residential	$ 7,229	1,131	6,072	—	14,432	1,188,206	1,202,638	6,072
Commercial	720	3,960	16,887	—	21,567	3,805,803	3,827,370	16,887
Multi-family	—	—	439	—	439	1,363,958	1,364,397	439
Construction	—	—	2,365	—	2,365	680,801	683,166	2,365
Total mortgage loans	7,949	5,091	25,763	—	38,803	7,038,768	7,077,571	25,763
Commercial loans	7,229	1,289	20,582	—	29,100	2,159,766	2,188,866	14,453
Consumer loans	649	228	1,682	—	2,559	324,883	327,442	1,682
TOTAL GROSS LOANS	**$ 15,827**	**6,608**	**48,027**	**—**	**70,462**	**9,523,417**	**9,593,879**	**41,898**

Included in loans receivable are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. Generally, accrued interest is written off by reversing interest income during the quarter the loan is moved from an accrual to a non-accrual status. The principal amount of non-accrual loans was $58.5 million and $48.0 million at December 31, 2022 and 2021, respectively. There were no loans 90-days or greater past due and still accruing interest at December 31, 2022 and 2021.

If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $1.0 million, $1.2 million and $3.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively. The amount of cash basis interest income that was recognized on impaired loans during the years ended December 31, 2022, 2021 and 2020 was $947,000, $1.3 million and $1.9 million, respectively.

The Company defines an impaired loan as a non-homogeneous loan greater than $1.0 million, for which, based on current information, it is not expected to collect all amounts due under the contractual terms of the loan agreement. Impaired loans also include all loans modified as troubled debt restructurings ("TDRs"). An allowance for collateral-dependent impaired loans that have been modified in a TDR is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs. The Company uses third-party appraisals to determine the fair value of the underlying collateral in its analysis of collateral-dependent loans. A third-party appraisal is generally ordered as soon as a loan is designated as a collateral-dependent loan and updated annually, or more frequently if required.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans deemed collateral-dependent, the Company estimates expected credit losses based on the collateral's fair value less any selling costs. A specific allocation of the allowance for credit losses is established for each collateral-dependent loan with a carrying balance greater than the collateral's fair value, less estimated selling costs. In most cases, the Company records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less estimated selling costs. At each fiscal quarter end, if a loan is designated as collateral-dependent and the third-party appraisal has not yet been received, an evaluation of all available collateral is made using the best information available at the time, including rent rolls, borrower financial statements and tax returns, prior appraisals, management's knowledge of the market and collateral, and internally prepared collateral valuations based upon market assumptions regarding vacancy and capitalization rates, each as and where applicable. Once the appraisal is received and reviewed, the specific reserves are adjusted to reflect the appraised value and evaluated for charge offs. The Company believes there have been no significant time lapses resulting from this process.

At December 31, 2022, there were 128 impaired loans totaling $68.8 million, of which 118 loans totaling $26.0 million were TDRs. Included in this total were 104 TDRs related to 101 borrowers totaling $19.5 million that were performing in accordance with their restructured terms and which continued to accrue interest at December 31, 2022. At December 31, 2021, there were 155 impaired loans totaling $52.3 million, of which 132 loans totaling $30.6 million were TDRs. Included in this total were 115 TDRs related to 111 borrowers totaling $21.9 million that were performing in accordance with their restructured terms and which continued to accrue interest at December 31, 2021.

At December 31, 2022 and December 31, 2021, the Company had $24.0 million and $18.2 million of collateral-dependent impaired loans, respectively. The collateral-dependent impaired loans at December 31, 2022 consisted of $23.2 million in commercial loans, $737,000 in residential real estate loans and $57,000 in consumer loans. The collateral for these impaired loans was primarily real estate.

The activity in the allowance for credit losses for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Balance at beginning of period	$ 80,740	101,466	55,525
Provision charged to operations	8,400	(24,300)	29,712
Increase due to the initial adoption of CECL	—	—	7,920
Initial allowance related to PCD loans	—	—	13,586
Recoveries of loans previously charged off	5,431	9,030	2,636
Loans charged off	(6,548)	(5,456)	(7,913)
BALANCE AT END OF PERIOD	**$ 88,023**	**80,740**	**101,466**

The activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	For the Year Ended December 31, 2022			
	Mortgage loans	Commercial loans	Consumer loans	Total Portfolio Segments
Balance at beginning of period	$ 52,104	26,343	2,293	80,740
Provision charged to operations	11,087	(2,489)	(198)	8,400
Recoveries of loans previously charged off	585	4,192	654	5,431
Loans charged off	(5,558)	(633)	(357)	(6,548)
BALANCE AT END OF PERIOD	**$ 58,218**	**27,413**	**2,392**	**88,023**

	For the Year Ended December 31, 2021			
	Mortgage loans	Commercial loans	Consumer loans	Total Portfolio Segments
Balance at beginning of period	$ 68,307	27,084	6,075	101,466
Provision charged to operations	(13,720)	(6,313)	(4,267)	(24,300)
Recoveries of loans previously charged off	859	7,169	1,002	9,030
Loans charged off	(3,342)	(1,597)	(517)	(5,456)
BALANCE AT END OF PERIOD	**$ 52,104**	**26,343**	**2,293**	**80,740**

For the year ended December 31, 2022, the Company recorded an $8.4 million provision for credit losses on loans, compared with a negative provision for credit losses of $24.3 million for the year ended December 31, 2021. The increase in the year-over-year provision for credit losses was largely a function of the significant favorable impact of the post-pandemic recovery resulting in a large negative provision taken in the prior year and an increase in total loans outstanding.

Loan modifications for borrowers experiencing financial difficulties that are considered TDRs primarily involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate, or a combination of these two methods. These modifications generally do not result in the forgiveness of principal or accrued interest. In addition, management attempts to obtain additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

The following tables present the number of loans modified as TDRs during the years ended December 31, 2022 and 2021 and their balances immediately prior to the modification date and post-modification as of December 31, 2022 and 2021.

	Year Ended December 31, 2022		
($ in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Mortgage loans:			
Residential	2	$ 265	198
Multi-Family	1	1,618	1,566
Total mortgage loans	3	1,883	1,764
Commercial loans	1	209	143
Consumer loans	1	108	85
TOTAL RESTRUCTURED LOANS	**5**	**$ 2,200**	**1,992**

($ in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		Year Ended December 31, 2021	
Troubled Debt Restructurings			
Mortgage loans:			
Residential	7	$ 1,274	1,142
Commercial	3	3,086	2,902
Total mortgage loans	10	4,360	4,044
Commercial loans	4	2,940	2,287
TOTAL RESTRUCTURED LOANS	**14**	**$ 7,300**	**6,331**

All TDRs are impaired loans, which are individually evaluated for impairment, as previously discussed. During the years ended December 31, 2022 and 2021, there were $5.5 million and $3.8 million of charge-offs recorded on collateral dependent impaired loans, respectively.

The TDRs presented in the preceding tables had a weighted average modified interest rate of approximately 4.35% and 4.12%, compared to a yield of 4.29% and 5.74% prior to modification for the years ended December 31, 2022 and 2021, respectively.

There was one loan totaling $143,000 which had a payment default (90 days or more past due) which was modified as a TDR within the 12 month periods ending December 31, 2022. There were no payment defaults for loans modified as a TDR within the 12 month periods ending December 31, 2021. For TDRs that subsequently default, the Company determines the amount of the allowance for the respective loans in accordance with the accounting policy for the allowance for credit losses on loans individually evaluated for impairment.

As allowed by CECL, loans acquired by the Company that experience more-than-insignificant deterioration in credit quality after origination, are classified as Purchased Credit Deteriorated ("PCD") loans. At December 31, 2022, the balance of PCD loans totaled $193.0 million with a related allowance for credit losses of $1.7 million. The balance of PCD loans at December 31, 2021 was $246.9 million with a related allowance for credit losses of $2.8 million.

The following table presents loans individually evaluated for impairment by class and loan category (in thousands):

	At December 31, 2022					At December 31, 2021				
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance										
Mortgage loans:										
Residential	$ 11,162	8,756	—	9,109	414	$ 12,326	9,814	—	9,999	423
Commercial	13,619	11,610	—	12,481	13	15,310	14,685	—	15,064	63
Multi-family	1,618	1,566	—	1,596	12	—	—	—	—	—
Construction	1,100	1,100	—	1,100	—	1,656	1,588	—	1,643	30
Total	27,499	23,032	—	24,286	439	29,292	26,087	—	26,706	516
Commercial loans	20,701	17,029	—	19,689	82	9,845	7,254	—	7,714	33
Consumer loans	1,215	735	—	785	77	1,389	853	—	1,613	115
TOTAL LOANS	**$ 49,415**	**40,796**	**—**	**44,760**	**598**	**$ 40,526**	**34,194**	**—**	**36,033**	**664**
Loans with an allowance recorded										
Mortgage loans:										
Residential	$ 5,969	5,735	605	5,824	228	$ 7,994	7,652	858	7,742	278
Commercial	22,731	18,182	583	24,870	33	871	871	17	894	48
Multi-family	—	—	—	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—	—	—	—
Total	28,700	23,917	1,188	30,694	261	8,865	8,523	875	8,636	326
Commercial loans	4,028	3,756	1,155	5,225	75	9,498	9,166	3,358	8,304	257
Consumer loans	323	303	45	308	13	391	371	51	379	18
TOTAL LOANS	**$ 33,051**	**27,976**	**2,388**	**36,227**	**349**	**$ 18,754**	**18,060**	**4,284**	**17,319**	**601**
Total										
Mortgage loans:										
Residential	$ 17,131	14,491	605	14,933	642	$ 20,320	17,466	858	17,741	701
Commercial	36,350	29,792	583	37,351	46	16,181	15,556	17	15,958	111
Multi-family	1,618	1,566	—	1,596	12	—	—	—	—	—
Construction	1,100	1,100	—	1,100	—	1,656	1,588	—	1,643	30
Total	56,199	46,949	1,188	54,980	700	38,157	34,610	875	35,342	842
Commercial loans	24,729	20,785	1,155	24,914	157	19,343	16,420	3,358	16,018	290
Consumer loans	1,538	1,038	45	1,093	90	1,780	1,224	51	1,992	133
TOTAL LOANS	**$ 82,466**	**68,772**	**2,388**	**80,987**	**947**	**$ 59,280**	**52,254**	**4,284**	**53,352**	**1,265**

At December 31, 2022, impaired loans consisted of 128 residential, commercial, commercial mortgage and consumer loans totaling $68.8 million, of which 25 loans totaling $49.2 million were included in non-accrual loans. At December 31, 2021, impaired loans consisted of 155 residential, commercial, commercial mortgage and consumer loans totaling $52.3 million, of which 40 loans totaling $30.3 million were included in non-accrual loans. Specific allocations of the allowance for credit losses attributable to impaired loans totaled $2.4 million and $4.3 million at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, impaired loans for which there was no related allowance for credit losses totaled $40.8 million and $34.2 million, respectively. The average balances of impaired loans during the years ended December 31, 2022 and 2021 were $81.0 million and $53.4 million, respectively.

In the normal course of conducting its business, the Bank extends credit to meet the financing needs of its customers through commitments. Commitments and contingent liabilities, such as commitments to extend credit (including loan commitments of $2.06 billion and $2.05 billion at December 31, 2022 and 2021, respectively, and undisbursed home equity and personal credit lines of $279.2 million and $252.4 million, at December 31, 2022 and 2021, respectively, are not reflected in the accompanying consolidated financial statements. These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Bank uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

The Bank grants residential real estate loans on single- and multi-family dwellings to borrowers primarily in New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control; the Bank is therefore subject to risk of loss. The Bank believes that its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for virtually all loans.

Management utilizes an internal nine-point risk rating system to summarize its loan portfolio into categories with similar risk characteristics. Loans deemed to be "acceptable quality" are rated 1 through 4, with a rating of 1 established for loans with minimal risk. Loans that are deemed to be of "questionable quality" are rated 5 (watch) or 6 (special mention). Loans with adverse classifications (substandard, doubtful or loss) are rated 7, 8 or 9, respectively. Commercial mortgage, commercial, multi-family and construction loans are rated individually, and each lending officer is responsible for risk rating loans in their portfolio. These risk ratings are then reviewed by the department manager and/or the Chief Lending Officer and by the Credit Department. The risk ratings are also reviewed periodically through loan review examinations which are currently performed by an independent third-party. Reports by the independent third-party are presented to the Audit Committee of the Board of Directors.

In addition, the Company participated in the Paycheck Protection Program ("PPP") through the United States Department of the Treasury and Small Business Administration ("SBA"). PPP loans are fully guaranteed by the SBA and may be eligible for forgiveness by the SBA to the extent that the proceeds are used to cover eligible payroll costs, interest costs, rent, and utility costs over a period of up to 24 weeks after the loan were made as long as certain conditions were met regarding employee retention and compensation levels. PPP loans deemed eligible for forgiveness by the SBA will be repaid by the SBA to the Company. Eligibility ended for this program on May 2021. PPP loans are included in the commercial loan portfolio. As of December 31, 2022, the Company secured 2,067 PPP loans for its customers totaling $682.0 million, which includes both the initial round and the second round of PPP. As of December 31, 2022, 2,053 PPP loans totaling $679.2 million were forgiven. The balance at December 31, 2022 for PPP loans was $2.8 million.

The following table summarizes the Company's gross loans held for investment by year of origination and internally assigned credit grades (in thousands):

						Gross Loans Held by Investment by Year of Origination at December 31, 2022			
	2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans	Revolving loans to term loans	Total Loans
Residential[(1)]									
Special mention	$ —	—	—	—	—	1,114	—	—	1,114
Substandard	—	—	—	—	264	4,417	—	—	4,681
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

	2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans	Revolving loans to term loans	Total Loans
				Gross Loans Held by Investment by Year of Origination at December 31, 2022					
Total criticized and classified	—	—	—	—	264	5,531	—	—	5,795
Pass/Watch	151,077	212,697	211,445	95,872	58,226	442,586	—	—	1,171,903
TOTAL RESIDENTIAL	**$ 151,077**	**212,697**	**211,445**	**95,872**	**58,490**	**448,117**	**—**	**—**	**1,177,698**
Commercial Mortgage									
Special mention	$ —	—	3,071	26,809	52,509	14,740	—	—	97,129
Substandard	—	—	—	—	18,020	11,774	434	—	30,228
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	—	—	3,071	26,809	70,529	26,514	434	—	127,357
Pass/Watch	951,367	630,584	567,448	546,474	218,620	1,164,854	94,716	14,765	4,188,828
TOTAL COMMERCIAL MORTGAGE	**$ 951,367**	**630,584**	**570,519**	**573,283**	**289,149**	**1,191,368**	**95,150**	**14,765**	**4,316,185**
Multi-family									
Special mention	$ —	—	—	—	—	9,730	—	—	9,730
Substandard	—	—	—	—	—	2,356	—	—	2,356
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	—	—	—	—	—	12,086	—	—	12,086
Pass/Watch	142,550	150,293	282,228	234,953	187,499	502,177	887	1,145	1,501,732
TOTAL MULTI-FAMILY	**$ 142,550**	**150,293**	**282,228**	**234,953**	**187,499**	**514,263**	**887**	**1,145**	**1,513,818**
Construction									
Special mention	$ —	—	—	—	19,728	905	—	—	20,633
Substandard	—	—	—	2,197	777	—	—	—	2,974
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	—	—	—	2,197	20,505	905	—	—	23,607
Pass/Watch	168,674	362,542	103,067	38,639	16,917	62		1,986	691,887
TOTAL CONSTRUCTION	**$ 168,674**	**362,542**	**103,067**	**40,836**	**37,422**	**967**	**—**	**1,986**	**715,494**
Total Mortgage									
Special mention	$ —	—	3,071	26,809	72,237	26,489	—	—	128,606
Substandard	—	—	—	2,197	19,061	18,547	434	—	40,239
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	—	—	3,071	29,006	91,298	45,036	434	—	168,845
Pass/Watch	1,413,668	1,356,116	1,164,188	915,938	481,262	2,109,679	95,603	17,896	7,554,350

Gross Loans Held by Investment by Year of Origination
at December 31, 2022

		2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans	Revolving loans to term loans	Total Loans
TOTAL MORTGAGE	$	1,413,668	1,356,116	1,167,259	944,944	572,560	2,154,715	96,037	17,896	7,723,195
Commercial										
Special mention	$	75	1,148	444	201	10,156	4,379	14,530	140	31,073
Substandard		—	7,605	10,230	4,391	3,561	13,734	7,604	364	47,489
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		75	8,753	10,674	4,592	13,717	18,113	22,134	504	78,562
Pass/Watch		377,662	320,334	162,175	161,150	87,396	522,798	492,717	30,876	2,155,108
TOTAL COMMERCIAL	$	**377,737**	**329,087**	**172,849**	**165,742**	**101,113**	**540,911**	**514,851**	**31,380**	**2,233,670**
Consumer[1]										
Special mention	$	—	—	—	—	—	146	—	—	146
Substandard		—	—	8	—	109	332	209	—	658
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	—	8	—	109	478	209	—	804
Pass/Watch		30,132	20,671	2,909	16,682	16,156	88,173	115,777	13,476	303,976
TOTAL CONSUMER	$	**30,132**	**20,671**	**2,917**	**16,682**	**16,265**	**88,651**	**115,986**	**13,476**	**304,780**
Total Loans										
Special mention	$	75	1,148	3,515	27,010	82,393	31,014	14,530	140	159,825
Substandard		—	7,605	10,238	6,588	22,731	32,613	8,247	364	88,386
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		75	8,753	13,753	33,598	105,124	63,627	22,777	504	248,211
Pass/Watch		1,821,462	1,697,121	1,329,272	1,093,770	584,814	2,720,650	704,097	62,248	10,013,434
TOTAL GROSS LOANS	$	**1,821,537**	**1,705,874**	**1,343,025**	**1,127,368**	**689,938**	**2,784,277**	**726,874**	**62,752**	**10,261,645**

(1) For residential and consumer loans, the Company assigns internal credit grades based on the delinquency status of each loan.

Gross Loans Held by Investment by Year of Origination
at December 31, 2021

		2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans	Revolving loans to term loans	Total Loans
Residential[1]										
Special mention	$	—	—	—	—	697	434	—	—	1,131
Substandard		—	—	—	280	166	8,569	—	—	9,015
Doubtful		—	—	—	—	—	—	—	—	—

| | | | Gross Loans Held by Investment by Year of Origination at December 31, 2021 | | | | | | |
		2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans	Revolving loans to term loans	Total Loans
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	—	—	280	863	9,003	—	—	10,146
Pass/Watch		229,106	235,949	113,206	67,493	75,906	470,832	—	—	1,192,492
TOTAL RESIDENTIAL	$	**229,106**	**235,949**	**113,206**	**67,773**	**76,769**	**479,835**	**—**	**—**	**1,202,638**
Commercial Mortgage										
Special mention	$	—	2,624	28,706	22,296	9,657	26,668	1,094	—	91,045
Substandard		—	—	18	34,260	7,352	34,356	799	—	76,785
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	2,624	28,724	56,556	17,009	61,024	1,893	—	167,830
Pass/Watch		655,105	600,030	589,578	298,665	430,947	952,746	101,618	30,851	3,659,540
TOTAL COMMERCIAL MORTGAGE	$	**655,105**	**602,654**	**618,302**	**355,221**	**447,956**	**1,013,770**	**103,511**	**30,851**	**3,827,370**
Multi-family										
Special mention	$	—	—	—	—	3,053	271	—	—	3,324
Substandard		—	439	—	—	—	945	—	—	1,384
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	439	—	—	3,053	1,216	—	—	4,708
Pass/Watch		154,419	294,716	166,558	173,583	117,654	448,710	2,880	1,169	1,359,689
TOTAL MULTI-FAMILY	$	**154,419**	**295,155**	**166,558**	**173,583**	**120,707**	**449,926**	**2,880**	**1,169**	**1,364,397**
Construction										
Special mention	$	—	1,125	—	—	—	—	—	—	1,125
Substandard		—	—	—	2,365	—	—	—	—	2,365
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	1,125	—	2,365	—	—	—	—	3,490
Pass/Watch		173,843	176,182	219,331	94,363	9,604	103		6,250	679,676
TOTAL CONSTRUCTION	$	**173,843**	**177,307**	**219,331**	**96,728**	**9,604**	**103**	**—**	**6,250**	**683,166**
Total Mortgage										
Special mention	$	—	3,749	28,706	22,296	13,407	27,373	1,094	—	96,625
Substandard		—	439	18	36,905	7,518	43,870	799	—	89,549
Doubtful		—	—	—	—	—	—	—	—	—
Loss		—	—	—	—	—	—	—	—	—
Total criticized and classified		—	4,188	28,724	59,201	20,925	71,243	1,893	—	186,174

**Gross Loans Held by Investment by Year of Origination
at December 31, 2021**

	2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans	Revolving loans to term loans	Total Loans
Pass/Watch	1,212,473	1,306,877	1,088,673	634,104	634,111	1,872,391	104,498	38,270	6,891,397
TOTAL MORTGAGE	**$ 1,212,473**	**1,311,065**	**1,117,397**	**693,305**	**655,036**	**1,943,634**	**106,391**	**38,270**	**7,077,571**
Commercial									
Special mention	$ 1,232	2,662	2,816	3,263	24,418	40,561	8,389	2,155	85,496
Substandard	—	736	5,517	5,860	5,747	64,807	13,622	1,821	98,110
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	1,232	3,398	8,333	9,123	30,165	105,368	22,011	3,976	183,606
Pass/Watch	415,924	222,132	179,193	154,440	149,567	489,051	355,097	39,856	2,005,260
TOTAL COMMERCIAL	**$ 417,156**	**225,530**	**187,526**	**163,563**	**179,732**	**594,419**	**377,108**	**43,832**	**2,188,866**
Consumer[1]									
Special mention	$ —	—	—	—	—	—	109	94	228
Substandard	—	—	—	116	116	2	1,514	—	1,638
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	—	—	—	116	116	2	1,623	94	1,866
Pass/Watch	25,140	4,503	24,272	21,046	21,046	15,804	99,106	16,358	325,576
TOTAL CONSUMER	**$ 25,140**	**4,503**	**24,272**	**21,162**	**21,162**	**15,806**	**100,729**	**16,452**	**327,442**
Total Loans									
Special mention	$ 1,232	6,411	31,522	25,559	25,559	37,825	68,043	2,249	182,349
Substandard	—	1,175	5,535	42,881	42,881	13,267	110,191	1,821	189,297
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total criticized and classified	1,232	7,586	37,057	68,440	68,440	51,092	178,234	4,070	371,646
Pass/Watch	1,653,537	1,533,512	1,292,138	809,590	809,590	799,482	2,460,548	94,484	9,222,233
TOTAL GROSS LOANS	**$ 1,654,769**	**1,541,098**	**1,329,195**	**878,030**	**878,030**	**850,574**	**2,638,782**	**98,554**	**9,593,879**

(1) For residential and consumer loans, the Company assigns internal credit grades based on the delinquency status of each loan.

NOTE 8 Banking Premises and Equipment

A summary of banking premises and equipment at December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Land	$ 14,424	14,474
Banking premises	74,945	75,143
Furniture, fixtures and equipment	55,883	54,860
Leasehold improvements	49,878	47,379
Construction in progress	1,012	4,775
	196,142	196,631
Less accumulated depreciation and amortization	116,348	116,072
TOTAL BANKING PREMISES AND EQUIPMENT	**$ 79,794**	**80,559**

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 amounted to $9.8 million, $9.0 million and $7.6 million, respectively.

NOTE 9 Intangible Assets

Intangible assets at December 31, 2022 and 2021 are summarized as follows (in thousands):

	2022	2021
Goodwill	$ 443,623	443,623
Core deposit premiums	2,445	3,175
Customer relationship and other intangibles	14,202	16,690
Mortgage servicing rights	622	695
TOTAL INTANGIBLE ASSETS	**$ 460,892**	**464,183**

For the year ended, December 31, 2021, the Company updated certain estimates used in the purchase price allocation related to the SB One acquisition, primarily with respect to the marginal tax rate of deferred tax assets ("DTA"). As a result, the fair value of the net assets acquired decreased by $1.4 million and the impact of these measurement period adjustments increased goodwill to $23.9 million.

Amortization expense of intangible assets for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):

	2022	2021	2020
Core deposit premiums	$ 730	917	824
Customer relationship and other intangibles	2,488	2,597	2,457
Mortgage servicing rights	74	150	144
TOTAL AMORTIZATION EXPENSE OF INTANGIBLE ASSETS	**$ 3,292**	**3,664**	**3,425**

Scheduled amortization of core deposit premiums and customer relationship and other intangibles for each of the next five years is as follows (in thousands):

Year ended December 31,	Scheduled Amortization
2023	$ 2,771
2024	2,432
2025	2,266
2026	2,096
2027	2,043

NOTE 10 Deposits

Deposits at December 31, 2022 and 2021 are summarized as follows (in thousands):

	2022	Weighted average interest rate	2021	Weighted average interest rate
Savings deposits	$ 1,438,583	0.15%	$ 1,460,541	0.10%
Money market accounts	2,542,160	1.21	2,592,523	0.27
NOW accounts	3,186,926	1.24	3,722,198	0.20
Non-interest bearing deposits	2,643,919	—	2,766,235	—
Certificates of deposit	751,436	1.88	692,515	0.58
TOTAL DEPOSITS	**$ 10,563,024**		**$ 11,234,012**	

Scheduled maturities of certificates of deposit accounts at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Within one year	$ 584,150	534,459
One to three years	146,053	115,833
Three to five years	21,111	41,987
Five years and thereafter	122	236
	$ 751,436	692,515

Interest expense on deposits for the years ended December 31, 2022, 2021 and 2020 is summarized as follows (in thousands):

	Years ended December 31,		
	2022	2021	2020
Savings deposits	$ 1,276	1,604	1,689
NOW and money market accounts	32,048	20,458	22,762
Certificates of deposits	5,380	4,451	9,138
	$ 38,704	26,513	33,589

NOTE 11 Borrowed Funds

Borrowed funds at December 31, 2022 and 2021 are summarized as follows (in thousands):

	2022	2021
Securities sold under repurchase agreements	$ 98,000	116,760
FHLB line of credit	486,000	—
FHLB advances	753,370	510,014
TOTAL BORROWED FUNDS	**$ 1,337,370**	**626,774**

At December 31, 2022, FHLB advances were at fixed rates and mature between January 2023 and July 2025, and at December 31, 2021, FHLB advances were at fixed rates and mature between January 2022 and July 2025. These advances are secured by loans receivable under a blanket collateral agreement.

Scheduled maturities of FHLB advances and lines of credit at December 31, 2022 are as follows (in thousands):

	2022
Due in one year or less	$ 774,487
Due after one year through two years	215,623
Due after two years through three years	249,260
Thereafter	—
TOTAL FHLB ADVANCES AND LINES OF CREDIT	**$ 1,239,370**

Scheduled maturities of securities sold under repurchase agreements at December 31, 2022 are as follows (in thousands):

	2022
Due in one year or less	$ 98,000
Thereafter	—
TOTAL SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**$ 98,000**

The following tables set forth certain information as to borrowed funds for the years ended December 31, 2022 and 2021 (in thousands):

	Maximum balance	Average balance	Weighted average interest rate
2022			
Securities sold under repurchase agreements	$ 125,506	$ 113,550	0.38%
FHLB line of credit	486,000	139,012	3.32
FHLB advances	753,370	503,713	0.85
2021			
Securities sold under repurchase agreements	$ 132,005	$ 116,158	0.07%
FHLB line of credit	—	205	0.34
FHLB advances	941,939	673,014	1.27

Securities sold under repurchase agreements include arrangements with deposit customers of the Bank to sweep funds into short-term borrowings. The Bank uses available for sale debt securities to pledge as collateral for the repurchase agreements. At December 31, 2022 and December 31, 2021, available for sale debt securities pledged as collateral for repurchase agreements totaled $116.5 million and $136.0 million, respectively.

Interest expense on borrowings for the years ended December 31, 2022, 2021 and 2020 amounted to $9.3 million, $8.6 million and $16.6 million, respectively.

NOTE 12 Subordinated Debentures

Sussex Capital Trust II, a non-consolidated subsidiary of the Company acquired as part of the SB One acquisition and a Delaware statutory business trust established on June 28, 2007, issued $12.5 million of variable rate capital trust pass-through securities to investors. In accordance with FASB ASC 810, Consolidation, Sussex Capital Trust II, is not included in our consolidated financial statements. For regulatory reporting purposes, capital trust pass-through securities qualify as Tier I capital subject to specified limitations.

Subordinated debentures at December 31, 2022 and 2021 totaled $10.5 million and $10.3 million, respectively, while interest expense on these subordinated debentures for the year ended December 31, 2022, 2021 and 2020 totaled $615,000, $1.2 million and $512,000, respectively.

NOTE 13 Benefit Plans

Pension and Post-retirement Benefits

The Bank has a noncontributory defined benefit pension plan covering its full-time employees who had attained age 21 with at least one year of service as of April 1, 2003. The pension plan was frozen on April 1, 2003. All participants in the pension plan are 100% vested. The pension plan's assets are invested in investment funds and group annuity contracts currently managed by the Principal Financial Group and Allmerica Financial. Based on the measurement date of December 31, 2022, no contributions will be made to the pension plan in 2023.

In addition to pension benefits, certain health care and life insurance benefits are currently made available to certain of the Bank's retired employees. The costs of such benefits are accrued based on actuarial assumptions from the date of hire to the date the employee is fully eligible to receive the benefits. Effective January 1, 2003, eligibility for retiree health care benefits was frozen as to new entrants and benefits were eliminated for employees with less than ten years of service as of December 31, 2002. Effective January 1, 2007, eligibility for retiree life insurance benefits was frozen as to new entrants and retiree life insurance benefits were eliminated for employees with less than ten years of service as of December 31, 2006.

The following table sets forth information regarding the pension plan and post-retirement healthcare and life insurance plans (in thousands):

	Pension			Post-retirement		
	2022	2021	2020	2022	2021	2020
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 32,517	35,170	33,058	16,748	18,805	23,323
Service cost	—	—	—	28	34	78
Interest cost	855	790	1,000	443	424	712
Actuarial (gain) loss	(48)	(294)	381	140	(412)	(169)
Benefits paid	(1,658)	(1,656)	(1,630)	(933)	(584)	(627)
Change in actuarial assumptions	(7,116)	(1,493)	2,361	(4,331)	(1,519)	(4,512)
BENEFIT OBLIGATION AT END OF YEAR	**$ 24,550**	**32,517**	**35,170**	**12,095**	**16,748**	**18,805**
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 58,451	54,617	49,932	—	—	—
Actual (loss) return on plan assets	(8,863)	5,490	6,315	—	—	—
Employer contributions	—	—	—	933	584	627
Benefits paid	(1,658)	(1,656)	(1,630)	(933)	(584)	(627)
Fair value of plan assets at end of year	47,930	58,451	54,617	—	—	—
FUNDED STATUS AT END OF YEAR	**$ 23,380**	**25,934**	**19,447**	**(12,095)**	**(16,748)**	**(18,805)**

For the years ended December 31, 2022 and 2021, the Company, in the measurement of its pension plan and post-retirement obligations updated its mortality assumptions to the PRI 2012 mortality table with the fully generational projection scale MP 2021 issued by The Society of Actuaries ("SOA") in October 2021.

The prepaid pension benefits of $23.4 million and the unfunded post-retirement healthcare and life insurance benefits of $12.1 million at December 31, 2022 are included in other assets and other liabilities, respectively, in the Consolidated Statements of Financial Condition.

The components of accumulated other comprehensive loss (income) related to the pension plan and other post-retirement benefits, on a pre-tax basis, at December 31, 2022 and 2021 are summarized in the following table (in thousands):

	Pension		Post-retirement	
	2022	2021	2022	2021
Unrecognized prior service cost	$ —	—	—	—
Unrecognized net actuarial loss (income)	9,658	4,504	(11,802)	(8,915)
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS (INCOME)	**$ 9,658**	**4,504**	**(11,802)**	**(8,915)**

Net periodic (benefit) increase cost for the years ending December 31, 2022, 2021 and 2020, included the following components (in thousands):

	Pension			Post-retirement		
	2022	2021	2020	2022	2021	2020
Service cost	$ —	—	—	28	34	78
Interest cost	855	790	1,000	443	424	712
Return on plan assets	(3,456)	(3,227)	(2,949)	—	—	—
Amortization of:						
Net loss (gain)	—	472	696	(1,304)	(1,070)	(248)
Unrecognized prior service cost	—	—	—	—	—	—
NET PERIODIC (BENEFIT) INCREASE COST	**$ (2,601)**	**(1,965)**	**(1,253)**	**(833)**	**(612)**	**542**

The weighted average actuarial assumptions used in the plan determinations at December 31, 2022, 2021 and 2020 were as follows:

	Pension			Post-retirement		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Discount rate	5.10%	2.70%	2.30%	5.10%	2.70%	2.30%
Rate of compensation increase	—	—	—	—	—	—
Expected return on plan assets	6.00	6.00	6.00	—	—	—
Medical and life insurance benefits cost rate of increase	—	—	—	6.00	6.00	6.00

The Company provides its actuary with certain rate assumptions used in measuring the benefit obligation. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year's financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense.

The discount rate assumption was determined based on a cash flow-yield curve model specific to the Company's pension and post-retirement plans. The Company compares this rate to certain market indices, such as long-term treasury bonds, or the Citigroup pension liability indices, for reasonableness. A discount rate of 5.10% was selected for the December 31, 2022 measurement date.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the assumed health care cost trend rate would have had the following effects on post-retirement benefits at December 31, 2022 (in thousands):

	1% increase	1% decrease
Effect on total service cost and interest cost	$ 70	(60)
Effect on post-retirement benefits obligation	$ 1,300	(1,100)

Estimated future benefit payments, which reflect expected future service, as appropriate for the next five years, are as follows (in thousands):

	Pension	Post-retirement
2023	$ 1,770	733
2024	1,787	755
2025	1,788	795
2026	1,785	795
2027	1,788	814

The weighted-average asset allocation of pension plan assets at December 31, 2022 and 2021 were as follows:

Asset Category	2022	2021
Domestic equities	37%	39%
Foreign equities	11%	11%
Fixed income	50%	48%
Real estate	2%	2%
Cash	—%	—%
TOTAL	**100%**	**100%**

The Company's expected return on pension plan assets assumption is based on historical investment return experience and evaluation of input from the Plan's Investment Consultant and the Company's Benefits Committee which manages the pension plan's assets. The expected return on pension plan assets is also impacted by the target allocation of assets, which is based on the Company's goal of earning the highest rate of return while maintaining risk at acceptable levels.

Management strives to have pension plan assets sufficiently diversified so that adverse or unexpected results from one security class will not have a significant detrimental impact on the entire portfolio. The target allocation of assets and acceptable ranges around the targets are as follows:

Asset Category	Target	Allowable Range
Domestic equities	37%	30-41%
Foreign equities	11%	5-13%
Fixed income	50%	40-65%
Real estate	2%	0-4%
Cash	0%	0%
TOTAL	100%	

The Company anticipates that the long-term asset allocation on average will approximate the targeted allocation. Actual asset allocations are the result of investment decisions by a third-party investment manager.

The following tables present the assets that are measured at fair value on a recurring basis by level within the U.S. GAAP fair value hierarchy as reported on the statements of net assets available for Plan benefits at December 31, 2022 and 2021, respectively. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(in thousands)	Fair value measurements at December 31, 2022			
	Total	(Level 1)	(Level 2)	(Level 3)
Group annuity contracts	$ 92	—	92	—
Mutual funds:				
Fixed income	23,819	23,819	—	—
International equity	5,362	5,362	—	—
Large U.S. equity	1,433	1,433	—	—
Small/Mid U.S. equity	929	929	—	—
Total mutual funds	31,543	31,543	—	—
Pooled separate accounts	16,295		16,295	—
TOTAL PLAN ASSETS	$ 47,930	31,543	16,387	—

(in thousands)	Fair value measurements at December 31, 2021			
	Total	(Level 1)	(Level 2)	(Level 3)
Group annuity contracts	$ 88	—	88	—
Mutual funds:				
Fixed income	28,042	28,042	—	—
International equity	6,153	6,153	—	—
Large U.S. equity	1,834	1,834	—	—
Small/Mid U.S. equity	1,183	1,183	—	—
Total mutual funds	37,212	37,212	—	—
Pooled separate accounts	21,151	—	21,151	—
TOTAL PLAN ASSETS	$ 58,451	37,212	21,239	—

401(k) Plan

The Bank has a 401(k) plan covering substantially all employees of the Bank. For 2022, 2021 and 2020, the Bank matched 25% of the first 6% contributed by the participants. The contribution percentage is determined by the Board of Directors in its sole discretion. The Bank's aggregate contributions to the 401(k) Plan for 2022, 2021 and 2020 were $1.2 million, $1.2 million and $1.0 million, respectively.

Supplemental Executive Retirement Plan

The Bank maintains a non-qualified supplemental retirement plan for certain senior officers of the Bank. This unfunded plan, which was frozen as of April 1, 2003 provides benefits in excess of the benefits permitted to be paid by the pension plan under provisions of the tax law. Amounts expensed under this supplemental retirement plan amounted to $73,000, $74,000 and $80,000 for the years 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, $1.7 million and $1.8 million, respectively, were recorded in other liabilities on the Consolidated Statements of Financial Condition for this supplemental retirement plan. In connection with this supplemental retirement plan, an increase of $283,000, an increase of $68,000, and an increase of $89,000, net of tax, were recorded in other comprehensive income (loss) for 2022, 2021 and 2020, respectively.

Retirement Plan for the Board of Directors of Provident Bank

The Bank maintains a Retirement Plan for the Board of Directors of the Bank, a non-qualified plan that provides cash payments for up to 10 years to eligible retired board members based on age and length of service requirements. The maximum payment under this plan to a board member, who terminates service on or after the age of 72 with at least ten years of service on the board, is forty quarterly payments of $1,250. The Bank may suspend payments under this plan if it does not meet Federal Deposit Insurance Corporation or New Jersey Department of Banking and Insurance minimum capital requirements. The Bank may terminate this plan at any time although such termination may not reduce or eliminate any benefit previously accrued to a board member without his or her consent. The plan was amended in December 2005 to terminate benefits under this plan for any directors who had less than ten years of service on the board of directors of the Bank as of December 31, 2006.

The plan further provides that, in the event of a change in control (as defined in the plan), the undistributed balance of a director's accrued benefit will be distributed to him or her within 60 days of the change in control. The Bank paid $5,000, $6,250, and $10,000 to former board members under this plan for each of the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, $125,000 and $123,000, respectively, were recorded in other liabilities on the Consolidated Statements of Financial Condition for this retirement plan. Increases of $11,000, $689 and $6,334, net of tax, were recorded in other comprehensive income (loss) for 2022, 2021 and 2020, respectively, in connection with this plan.

Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in the Company's common stock that provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company's common stock. The ESOP purchased 4,769,464 shares of the Company's common stock at an average price of $17.09 per share with the proceeds of a loan from the Company to the ESOP. The outstanding loan principal at December 31, 2022, was $13.2 million. Shares of the Company's common stock pledged as collateral for the loan are released from the pledge for allocation to participants as loan payments are made.

For the years ending December 31, 2022 and 2021, 299,566 shares and 285,107 shares from the ESOP were released, respectively. Unallocated ESOP shares held in suspense totaled 598,507 at December 31, 2022, and had a fair value of $12.8 million. ESOP compensation expense for the years ended December 31, 2022, 2021 and 2020 was $4.1 million, $4.3 million and $2.4 million, respectively.

Non-Qualified Supplemental Defined Contribution Plan ("the Supplemental Employee Stock Ownership Plan")

Effective January 1, 2004, the Bank established a deferred compensation plan for executive management and key employees of the Bank, known as Provident Bank Non-Qualified Supplemental Employee Stock Ownership Plan (the "Supplemental ESOP"). The Supplemental ESOP was amended and restated as the Non-Qualified Supplemental Defined Contribution Plan (the "Supplemental DC Plan"), effective January 1, 2010. The Supplemental DC Plan is a non-qualified plan that provides additional benefits to certain executives whose benefits under the 401(k) Plan and ESOP are limited by tax law limitations applicable to tax-qualified plans. The Supplemental DC Plan requires a contribution by the Bank for each participant who also participates in the 401(k) Plan and ESOP equal to the amount that would have been contributed under the terms of the 401(k) Plan and ESOP but for the tax law limitations, less the amount actually contributed under the 401(k) Plan and ESOP.

The Supplemental DC Plan provides for a phantom stock allocation for qualified contributions that may not be accrued in the qualified ESOP and for matching contributions that may not be accrued in the qualified 401(k) Plan due to tax law limitations. Under the Supplemental 401(k) provision, the estimated expense for the years ending December 31, 2022, 2021 and 2020 was $312,000, $25,000 and $25,000, respectively, and included the matching contributions plus interest credited at an annual rate equal to the ten-year bond-equivalent yield on U.S. Treasury securities. Under the Supplemental ESOP provision, the estimated expense for the years ending December 31, 2022, 2021 and 2020 was $144,000, $180,000 and $180,000, respectively. The phantom equity is treated as equity awards (expensed at the time of allocation) and not liability awards which would require periodic adjustment to market, as participants do not have an option to take their distribution in cash.

2019 Long-Term Equity Incentive Plan

Upon stockholders' approval of the 2019 Long-Term Equity Incentive Plan on April 25, 2019, shares available for stock awards and stock options under the Amended and Restated Long-Term Incentive Plan were reserved for issuance under the new 2019 Long-Term Equity Incentive Plan. No additional grants of stock awards and stock options will be made under the Amended and Restated Long-Term Incentive Plan. The new plan authorized the issuance of up to 1,350,000 shares of Company common stock to be issued as stock awards. At December 31, 2022, 1,047,756 shares remain available for grant under the plan. Shares previously awarded under prior equity incentive plans that are subsequently forfeited or expire may also be issued under this new plan.

Stock Awards

As a general rule, restricted stock grants are held in escrow for the benefit of the award recipient until vested. Awards outstanding generally vest in three annual installments, commencing one year from the date of the award. Additionally, certain awards are three-year performance-vesting awards, which may or may not vest depending upon the attainment of certain corporate financial targets. Expense attributable to stock awards amounted to $9.4 million, $5.5 million and $5.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

A summary status of the granted but unvested stock awards as of December 31, and changes during the year, is presented below:

	Restricted Stock Awards		
	2022	2021	2020
Outstanding at beginning of year	900,483	785,181	668,826
Granted	447,526	500,892	429,122
Forfeited	(105,556)	(144,476)	(59,938)
Vested	(219,323)	(241,114)	(252,829)
OUTSTANDING AT THE END OF YEAR	**1,023,130**	**900,483**	**785,181**

As of December 31, 2022, unrecognized compensation cost relating to unvested restricted stock totaled $9.1 million. This amount will be recognized over a remaining weighted average period of 1.7 years.

Stock Options

Each stock option granted entitles the holder to purchase one share of the Company's common stock at an exercise price not less than the fair value of a share of the Company's common stock at the date of grant. Options generally vest over a five- year period from the date of grant and expire no later than 10 years following the grant date. Additionally, certain options are three-year performance-vesting options, which may or may not vest depending upon the attainment of certain corporate financial targets.

A summary of the status of the granted but unexercised stock options as of December 31, 2022 2021 and 2020, and changes during the year is presented below:

	2022		2021		2020	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of year	566,453	$ 18.73	596,441	$ 17.96	499,201	$ 19.32
Granted	34,353	23.70	56,605	20.66	107,240	20.62
Exercised	—	—	(86,593)	14.69	—	—
Forfeited	—	—	—	—	(10,000)	14.68
Expired	—	—	—	—	—	—
OUTSTANDING AT THE END OF YEAR	**600,806**	**$ 19.01**	**566,453**	**$ 18.73**	**596,441**	**$ 17.96**

The total fair value of options vesting during 2022, 2021 and 2020 was $195,000, $190,000 and $185,000, respectively.

Compensation expense of approximately $144,000, $77,000 and $11,000 is projected for 2023, 2024 and 2025, respectively, on stock options outstanding at December 31, 2022.

The following table summarizes information about stock options outstanding at December 31, 2022:

	Options Outstanding			Options Exercisable		
Range of exercise prices	Number of options outstanding	Average remaining contractual life	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	
$15.23-18.70	274,942	1.7	$ 17.28	274,942	$ 17.28	
$20.62-27.25	325,864	6.8	$ 23.20	218,027	$ 23.99	

The stock options outstanding and stock options exercisable at December 31, 2022 both had an aggregate intrinsic value of $1.2 million.

The expense related to stock options is based on the fair value of the options at the date of the grant and is recognized ratably over the vesting period of the options.

Compensation expense related to the Company's stock option plan totaled $198,000, $200,000 and $190,000 for 2022, 2021 and 2020, respectively.

The estimated fair values were determined on the dates of grant using the Black-Scholes Option pricing model. The fair value of the Company' stock option awards are expensed on a straight-line basis over the vesting period of the stock option. The risk-free rate is based on the implied yield on a U.S. Treasury bond with a term approximating the expected term of the option. The expected volatility computation is based on historical volatility over a period approximating the expected term of the option. The dividend yield is based on the annual dividend payment per share, divided by the grant date stock price. The expected option term is a function of the option life and the vesting period.

The fair value of the option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the year ended December 31,		
	2022	2021	2020
Expected dividend yield	4.05%	4.45%	4.46%
Expected volatility	36.33%	30.75%	20.33%
Risk-free interest rate	1.74%	0.73%	0.75%
Expected option life	8 years	8 years	8 years

The weighted average fair value of options granted during 2022, 2021 and 2020 was $5.80, $3.52 and $1.83 per option, respectively.

NOTE 14 Income Taxes

The current and deferred amounts of income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands):

	Years ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 41,379	28,798	27,143
State	20,859	17,986	11,389
Total current	62,238	46,784	38,532
Deferred:			
Federal	1,825	10,548	(5,908)
State	395	1,865	(2,021)
Total deferred	2,220	12,413	(7,929)
	$ 64,458	59,197	30,603

The Company recorded a deferred tax (benefit) expense of ($68.2) million, ($8.3) million and $5.2 million during 2022, 2021 and 2020, respectively, related to the unrealized gains (losses) on available for sale debt securities, which is reported in accumulated other comprehensive income (loss), net of tax. Additionally, the Company recorded a deferred tax expense (benefit) of ($517,000), $1.4 million and $1.4 million in 2022, 2021 and 2020, respectively, related to the amortization of post-retirement benefit obligations, which is reported in accumulated other comprehensive income (loss), net of tax.

A reconciliation between the amount of reported total income tax expense and the amount computed by multiplying the applicable statutory income tax rate is as follows (in thousands):

	Years ended December 31,		
	2022	2021	2020
Tax expense at statutory rates	$ 50,422	47,695	26,786
Increase (decrease) in taxes resulting from:			
State tax, net of federal income tax benefit	16,791	15,682	7,400
Tax-exempt interest income	(2,590)	(2,690)	(2,609)
Bank-owned life insurance	(1,257)	(1,665)	(1,363)
Other, net	1,092	175	389
	$ 64,458	59,197	30,603

The net deferred tax asset is included in other assets in the Consolidated Statements of Financial Condition. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Deferred tax assets:		
Allowance for credit losses on loans	$ 23,794	21,640
Allowance for credit loss on off-balance sheet ("OBS") credit exposure	853	1,763
Post-retirement benefit	6,458	6,908
Deferred compensation	569	743
Purchase accounting adjustments	—	1,145
Depreciation	1,412	425
SERP	1,130	1,013
ESOP	812	1,145
Stock-based compensation	5,818	4,753
Payroll Protection Program fees	—	411
Non-accrual interest	234	232
Federal Net Operating Loss ("NOL")	197	239
Unrealized losses on available for sale debt securities	68,324	501
Lease liability	17,126	13,464
Other	—	1,196
Total gross deferred tax assets	126,727	55,578
Deferred tax liabilities:		
Pension expense	8,928	8,158
Contingent consideration	162	56
Deferred loan costs	8,533	7,104
Investment securities, principally due to accretion of discounts	95	94
Purchase accounting adjustments	363	—
Intangibles	1,366	2,121
Originated mortgage servicing rights	169	184
Pension liability adjustments	575	1,036
Net unrealized gain on hedging activities	7,576	788
Lease right-of-use asset	16,370	13,082
Other	361	—
Total gross deferred tax liabilities	44,498	32,623
NET DEFERRED TAX ASSET	**$ 82,229**	**22,955**

Retained earnings at December 31, 2022 includes approximately $51.8 million for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include the failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to stockholders. At December 31, 2022, the Company had an unrecognized tax liability of $14.0 million with respect to this reserve.

As a result of the Beacon acquisition in 2011, the Company acquired federal net operating loss carryforwards. There are approximately $937,000 of NOL carryforwards available to offset future taxable income as of December 31, 2022. If not utilized, these carryforwards will expire in 2031. The federal NOLs are subject to a combined annual Code Section 382 limitation in the amount of approximately $197,000. Management has determined that it is more likely than not that it will realize the net deferred tax asset based upon the nature and timing of the items listed above. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income. Management has projected that the Company will generate sufficient taxable income to utilize the net deferred tax asset; however, there can be no assurance that such levels of taxable income will be generated.

The Company's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company did not have any liabilities for uncertain tax positions at December 31, 2022 and 2021.

The Company and its subsidiaries file a consolidated U.S. Federal income tax return. For tax periods prior to December 31, 2018, New Jersey tax law does not and has not allowed for a taxpayer to file a tax return on a combined or consolidated basis with another member of the affiliated group where there is common ownership. As a result of this enacted legislation that New Jersey effectuated on July 1, 2018, beginning in 2019, the Company and its subsidiaries is required to file a combined New Jersey

state income tax return on apportioned and allocated income. Also, the Company and its subsidiaries file a combined New York State income tax return on apportioned and allocated income. The Company, through its bank subsidiary, files a Pennsylvania Mutual Thrift Institution Tax return.

The Company's Federal and Pennsylvania Mutual Thrift Institutions tax returns are open for examination from 2019. The Company's 2017 and 2018 New York State returns are currently under audit and tax years after 2019 are still subject to examination for New York State. The Company's 2015 through 2018 New Jersey State returns are currently under audit and tax years after 2019 are still subject to examination for New Jersey.

NOTE 15 Commitments, Contingencies and Concentrations of Credit Risk

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated financial statements. In the opinion of management, the consolidated financial position of the Company will not be materially affected by the outcome of such commitments or contingent liabilities.

The Company is involved in various legal actions and claims arising in the normal course of its business. In the opinion of management, these legal actions and claims are not expected

to have a material adverse impact on the Company's financial condition or results of operations.

A substantial portion of the Bank's loans are to borrowers operating in or, are secured by real estate located in New Jersey, our primary market area. Accordingly, the collectability of a substantial portion of the Bank's loan portfolio may be susceptible to changes in local real estate market conditions and the regional business environment.

NOTE 16 Regulatory Capital Requirements

FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2022, the Bank is required to maintain: (1) a Tier 1 capital to total assets leverage ratio of 4.0%; (2) a common equity Tier 1 capital to risk-based assets ratio of 4.5%; (3) a Tier 1 capital to risk-based assets ratio of 6.0%; and (4) a total capital to risk-based assets ratio of 8.0%. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly

undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has: a leverage (Tier 1) capital ratio of at least 5.00%; a common equity Tier 1 risk-based capital ratio of 6.50%; a Tier 1 risk-based capital ratio of at least 8.00%; and a total risk-based capital ratio of at least 10.00%.

In the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule providing banking institutions that adopt CECL during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five year transition in total). In connection with its adoption of CECL on January 1, 2020, the Company elected to utilize the five-year CECL transition.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

As of December 31, 2022 and 2021, the Bank exceeded all minimum capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The Company is regulated as a bank holding company, and as such, is subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the Federal Reserve Board ("FRB"). The FRB has adopted capital adequacy guidelines for bank holding companies on a consolidated basis substantially similar to those of the FDIC for the Bank. As of December 31, 2022 and 2021, the Company was

"well capitalized" under FRB guidelines. Regulations of the FRB provide that a bank holding company must serve as a source of strength to any of its subsidiary banks and must not conduct its activities in an unsafe or unsound manner. Under the prompt corrective action provisions discussed above, a bank holding company parent of an undercapitalized subsidiary bank would be directed to guarantee, within limitations, the capital restoration plan that is required of such an undercapitalized bank. If the undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying any dividend or making any other form of capital distribution without the prior approval of the FRB.

The following table shows the Company's actual capital amounts and ratios as of December 31, 2022 and 2021, compared to the FRB minimum capital adequacy requirements and the FRB requirements for classification as a well-capitalized institution (dollars in thousands).

	Actual capital		FRB minimum capital adequacy requirements		FRB minimum capital adequacy requirements with capital conservation buffer		To be well-capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022								
Tier 1 leverage capital	$ 1,326,676	10.00%	$ 530,610	4.00%	$ 530,610	4.00%	$ 663,262	5.00%
Common equity Tier 1 risk-based capital	1,313,789	11.36	520,312	4.50	809,374	7.00	751,562	6.50
Tier 1 risk-based capital	1,326,676	11.47	693,749	6.00	982,812	8.50	924,999	8.00
Total risk-based capital	1,404,466	12.15	924,999	8.00	1,214,061	10.50	1,156,249	10.00

	Actual capital		FRB minimum capital adequacy requirements		FRB minimum capital adequacy requirements with capital conservation buffer		To be well-capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2021								
Tier 1 leverage capital	$ 1,252,925	9.45%	$ 530,602	4.00%	$ 530,602	4.00%	$ 663,252	5.00%
Common equity Tier 1 risk-based capital	1,240,038	11.47	486,382	4.50	756,595	7.00	702,552	6.50
Tier 1 risk-based capital	1,252,925	11.59	648,510	6.00	918,722	8.50	864,680	8.00
Total risk-based capital	1,324,032	12.25	864,680	8.00	1,134,892	10.50	1,080,850	10.00

The following table shows the Bank's actual capital amounts and ratios as of December 31, 2022 and 2021, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution (dollars in thousands).

	Actual capital		FDIC minimum capital adequacy requirements		FDIC minimum capital adequacy requirements with capital conservation buffer		To be well-capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022								
Tier 1 leverage capital	$ 1,260,603	9.51%	$ 530,396	4.00%	$ 530,396	4.00%	$ 662,995	5.00%
Common equity Tier 1 risk-based capital	1,260,603	10.91	520,070	4.50	808,998	7.00	751,213	6.50
Tier 1 risk-based capital	1,260,603	10.91	693,427	6.00	982,355	8.50	924,569	8.00
Total risk-based capital	1,338,393	11.58	924,569	8.00	1,213,497	10.50	1,155,712	10.00

	Actual capital		FDIC minimum capital adequacy requirements		FRB minimum capital adequacy requirements with capital conservation buffer		To be well-capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2021								
Tier 1 leverage capital	$ 1,174,495	8.86%	$ 530,275	4.00%	$ 530,275	4.00%	$ 662,844	5.00%
Common equity Tier 1 risk-based capital	1,174,495	10.87	486,122	4.50	756,190	7.00	702,177	6.50
Tier 1 risk-based capital	1,174,495	10.87	648,163	6.00	918,231	8.50	864,217	8.00
Total risk-based capital	1,245,602	11.53	864,217	8.00	1,134,285	10.50	1,080,272	10.00

NOTE 17 Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

Management analyzes the Company's exposure to credit losses for both on-balance sheet and off-balance sheet activity using a consistent methodology for the quantitative framework as well as the qualitative framework. For purposes of estimating the allowance for credit losses for off-balance sheet credit exposures, the exposure at default includes an estimated drawdown of unused credit based on historical credit utilization factors and current loss factors, resulting in a proportionate amount of expected credit losses.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded a $3.4 million negative provision, a $1.5 million provision and a $1.8 million provision for credit losses for off-balance sheet credit exposures, respectively.

The allowance for credit losses for off-balance sheet credit exposures was $3.2 million and $6.5 million at December 31, 2022 and 2021, respectively, and included in other liabilities on the Consolidated Statements of Financial Condition.

NOTE 18 Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. Where quoted market values in an active market are not readily available, the Company utilizes various valuation techniques to estimate fair value.

Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. However, in many instances fair value estimates may not be substantiated by comparison to independent markets and may not be realized in an immediate sale of the financial instrument.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation techniques are based upon the unpaid principal balance only, and exclude any accrued interest or dividends at the measurement date. Interest income and expense and dividend income are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.

Assets Measured at Fair Value on a Recurring Basis

The valuation techniques described below were used to measure fair value of financial instruments in the table below on a recurring basis as of December 31, 2022 and December 31, 2021.

Available for Sale Debt Securities, at Fair Value

For available for sale debt securities, fair value was estimated using a market approach. The majority of the Company's securities are fixed income instruments that are not quoted on an exchange, but are traded in active markets. Prices for these instruments are obtained through third-party data service providers or dealer market participants with whom the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input, is a mathematical technique used principally to value certain securities to benchmark to comparable securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. As management is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, management compares the prices received from the pricing service to a secondary pricing source. Additionally, management compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has generally not resulted in an adjustment in the prices obtained from the pricing service.

Equity Securities, at Fair Value

The Company holds equity securities that are traded in active markets with readily determinable fair value using quoted market prices.

Derivatives

The Company records all derivatives on the statements of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan related transaction which, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. As such, all changes in fair value of the Company's derivatives are recognized directly in earnings.

The Company also uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges, and which satisfy hedge accounting requirements, involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. These derivatives were used to hedge the variable cash outflows associated with FHLBNY borrowings and brokered demand deposits. The change in the fair value of these derivatives is recorded in accumulated other comprehensive income (loss), and is subsequently reclassified into earnings in the period that the forecasted transactions affect earnings.

The fair value of the Company's derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

Assets Measured at Fair Value on a Non-Recurring Basis

The valuation techniques described below were used to estimate fair value of financial instruments measured on a non-recurring basis as of December 31, 2022 and 2021.

Collateral Dependent Impaired Loans

For loans measured for impairment based on the fair value of the underlying collateral, fair value was estimated using a market approach. The Company measures the fair value of collateral underlying impaired loans primarily through obtaining independent appraisals that rely upon quoted market prices for similar assets in active markets. These appraisals include adjustments, on an individual case-by-case basis, to comparable assets based on the appraisers' market knowledge and experience, as well as adjustments for estimated costs to sell between 5% and 10%. Management classifies these loans as Level 3 within the fair value hierarchy.

Foreclosed Assets

Assets acquired through foreclosure or deed in lieu of foreclosure are carried at the lower of the outstanding loan balance at the time of foreclosure or fair value, less estimated selling costs, which range between 5% and 10%. Fair value is generally based on independent appraisals that rely upon quoted market prices for similar assets in active markets. These appraisals include adjustments, on an individual case basis, to comparable assets based on the appraisers' market knowledge and experience, and are classified as Level 3. When an asset is acquired, the excess of the loan balance over fair value less estimated selling costs is charged to the allowance for credit losses. A reserve for foreclosed assets may be established to provide for possible write-downs and selling costs that occur subsequent to foreclosure. Foreclosed assets are carried net of the related reserve. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned, are recorded as incurred.

There were no changes to the valuation techniques for fair value measurements during the years ended December 31, 2022 and 2021.

The following tables present the assets and liabilities reported on the consolidated statements of financial condition at their fair value as of December 31, 2022 and 2021, by level within the fair value hierarchy (in thousands).

	December 31, 2022	Fair Value Measurements at Reporting Date Using:		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Available for sale debt securities:				
U.S. Treasury obligations	$ 245,816	245,816	—	—
Mortgage-backed securities	1,427,139	—	1,427,139	—
Asset-backed securities	37,621	—	37,621	—
State and municipal obligations	56,864	—	56,864	—
Corporate obligations	36,108	—	36,108	—
Total available for sale debt securities	$ 1,803,548	245,816	1,557,732	—
Equity Securities	1,147	1,147	—	—
Derivative assets	148,151	—	148,151	
	$ 1,952,846	246,963	1,705,883	—
Derivative liabilities	$ 120,896	—	120,896	—
Measured on a non-recurring basis:				
Loans measured for impairment based on the fair value of the underlying collateral	$ 23,988	—	—	23,988
Foreclosed assets	2,124	—	—	2,124
	$ 26,112	—	—	26,112

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Available for sale debt securities:				
U.S. Treasury obligations	$ 196,329	196,329	—	—
Mortgage-backed securities	1,708,831	—	1,708,831	—
Asset-backed securities	46,797	—	46,797	—
State and municipal obligations	69,707	—	69,707	—
Corporate obligations	36,187	—	36,187	—
Total available for sale debt securities	$ 2,057,851	196,329	1,861,522	—
Equity Securities	1,325	1,325	—	—
Derivative assets	65,903	—	65,903	—
	$ 2,125,079	197,654	1,927,425	—
Derivative liabilities	$ 61,412	—	61,412	—
Measured on a non-recurring basis:				
Loans measured for impairment based on the fair value of the underlying collateral	$ 18,237	—	—	18,237
Foreclosed assets	8,731	—	—	8,731
	$ 26,968	—	—	26,968

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2022 and 2021.

Other Fair Value Disclosures

The Company is required to disclose estimated fair value of financial instruments, both assets and liabilities on and off the balance sheet, for which it is practicable to estimate fair value. The following is a description of valuation methodologies used for those assets and liabilities.

Cash and Cash Equivalents

For cash and due from banks, federal funds sold and short-term investments, the carrying amount approximates fair value. Included in cash and cash equivalents at December 31, 2022 and December 31, 2021 was $70,000 and $27.3 million, respectively, representing cash collateral pledged to secure loan level swaps, risk participation agreements and reserves required by banking regulations.

Held to Maturity Debt Securities, Net of Allowance for Credit Losses

For held to maturity debt securities, fair value was estimated using a market approach. The majority of the Company's securities are fixed income instruments that are not quoted on an exchange, but are traded in active markets. Prices for these instruments are obtained through third party data service providers or dealer market participants with whom the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input, is a mathematical technique used principally to value certain securities to benchmark to comparable securities. Management evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. As management is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, management compares the prices received from the pricing service to a secondary pricing source. Additionally, management compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has generally not resulted in adjustment in the prices obtained from the pricing service. The Company also holds debt instruments issued by the U.S. government and U.S. government agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 within the fair value hierarchy.

FHLBNY Stock

The carrying value of FHLBNY stock is its cost. The fair value of FHLBNY stock is based on redemption at par value. The Company classifies the estimated fair value as Level 1 within the fair value hierarchy.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial mortgage, residential mortgage, commercial, construction and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and into performing and non-performing categories. The fair value of performing loans was estimated using a combination of techniques, including a discounted cash flow model that utilizes a discount rate that reflects the Company's current pricing for loans with similar characteristics and remaining maturity, adjusted by an amount for estimated credit losses inherent in the portfolio at the balance sheet date (i.e. exit pricing). The rates take into account the expected yield curve, as well as an adjustment for prepayment risk, when applicable. The Company classifies the estimated fair value of its loan portfolio as Level 3.

The fair value for significant non-performing loans was based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows. The Company classifies the estimated fair value of its non-performing loan portfolio as Level 3.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits and savings deposits, was equal to the amount payable on demand and classified as Level 1. The estimated fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate was estimated using the Company's current rates offered for deposits with similar remaining maturities. The Company classifies the estimated fair value of its certificates of deposit portfolio as Level 2.

Borrowed Funds

The fair value of borrowed funds was estimated by discounting future cash flows using rates available for debt with similar terms and maturities and is classified by the Company as Level 2 within the fair value hierarchy.

Commitments to Extend Credit and Letters of Credit

The fair value of commitments to extend credit and letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The Company classifies these commitments as Level 3 within the fair value hierarchy.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Significant assets and liabilities that are not considered financial assets or liabilities include goodwill and other intangibles, deferred tax assets and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following tables present the Company's financial instruments at their carrying and fair values as of December 31, 2022 and December 31, 2021. Fair values are presented by level within the fair value hierarchy.

			Fair Value Measurements at December 31, 2022 Using:		
(dollars in thousands)	Carrying value	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and cash equivalents	$ 186,508	186,508	186,508	—	—
Available for sale debt securities:					
U.S. Treasury obligations	245,816	245,816	245,816	—	—
Mortgage-backed securities	1,427,139	1,427,139	—	1,427,139	—
Asset-backed securities	37,621	37,621	—	37,621	—
State and municipal obligations	56,864	56,864	—	56,864	—
Corporate obligations	36,108	36,108	—	36,108	—
Total available for sale debt securities	$ 1,803,548	1,803,548	245,816	1,557,732	—
Held to maturity debt securities, net of allowance for credit losses:					
Agency obligations	$ 9,997	8,964	8,964	—	—
State and municipal obligations	366,146	353,417	—	353,417	—
Corporate obligations	11,780	11,087	—	11,087	—
Total held to maturity debt securities, net of allowance for credit losses	$ 387,923	373,468	8,964	364,504	—
FHLBNY stock	68,554	68,554	68,554	—	—
Equity Securities	1,147	1,147	1,147	—	—
Loans, net of allowance for credit losses	10,160,860	9,768,460	—	—	9,768,460
Derivative assets	148,151	148,151	—	148,151	—
Financial liabilities:					
Deposits other than certificates of deposits	$ 9,811,588	9,811,588	9,811,588	—	—
Certificates of deposit	751,436	745,155	—	745,155	—
Total deposits	$ 10,563,024	10,556,743	9,811,588	745,155	—
Borrowings	1,337,370	1,324,578	—	1,324,578	—
Subordinated Debentures	10,493	9,422	—	9,422	—
Derivative liabilities	120,896	120,896	—	120,896	—

(dollars in thousands)		Carrying value	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at December 31, 2021 Using:				
Financial assets:						
Cash and cash equivalents	$	712,463	712,463	712,463	—	—
Available for sale debt securities:						
U.S. Treasury obligations		196,329	196,329	196,329	—	—
Mortgage-backed securities		1,708,831	1,708,831	—	1,708,831	—
Asset-backed securities		46,797	46,797	—	46,797	—
State and municipal obligations		69,707	69,707	—	69,707	—
Corporate obligations		36,187	36,187	—	36,187	—
Total available for sale debt securities	$	2,057,851	2,057,851	196,329	1,861,522	—
Held to maturity debt securities:						
Agency obligations	$	9,996	9,821	9,821	—	—
Mortgage-backed securities		21	21	—	21	—
State and municipal obligations		415,699	429,552	—	429,552	—
Corporate obligations		10,434	10,315	—	10,315	—
Total held to maturity debt securities, net of allowance for credit losses	$	436,150	449,709	9,821	439,888	—
FHLBNY stock		34,290	34,290	34,290	—	—
Equity Securities		1,325	1,325	1,325	—	—
Loans, net of allowance for credit losses		9,500,884	9,607,225	—	—	9,607,225
Derivative assets		65,903	65,903	—	65,903	—
Financial liabilities:						
Deposits other than certificates of deposits	$	10,541,497	10,541,497	10,541,497	—	—
Certificates of deposit		692,515	694,041	—	694,041	—
Total deposits	$	11,234,012	11,235,538	10,541,497	694,041	—
Borrowings		626,774	625,636	—	625,636	—
Subordinated Debentures		10,283	9,750	—	9,750	—
Derivative liabilities		61,412	61,412	—	61,412	—

NOTE 19 Earnings Per Share

The following is a reconciliation of the outstanding shares used in the basic and diluted earnings per share calculations.

(In thousands, except per share data)		2022	2021	2020
		For the Year Ended December 31,		
NET INCOME	$	**175,648**	**167,921**	**96,951**
Basic weighted average common shares outstanding		74,700,623	76,471,933	69,548,499
Plus:				
Dilutive shares		81,747	88,907	77,459
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING		**74,782,370**	**76,560,840**	**69,625,958**
Earnings per share:				
Basic	$	2.35	2.20	1.39
Diluted	$	2.35	2.19	1.39

Anti-dilutive stock options and awards totaling 884,333 shares, 769,458 shares and 999,718 shares at December 31, 2022, 2021 and 2020, respectively, were excluded from the earnings per share calculations.

NOTE 20 Parent-only Financial Information

The condensed financial statements of Provident Financial Services, Inc. (parent company only) are presented below:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands)	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 10,854	12,498
Available for sale debt securities, at fair value	960	1,138
Investment in subsidiary	1,544,518	1,631,554
Due from subsidiary—SAP	34,439	38,286
ESOP loan	13,228	19,615
Other assets	4,410	4,643
TOTAL ASSETS	**$ 1,608,409**	**1,707,734**
Liabilities and Stockholders' Equity		
Other liabilities	213	355
Subordinated Debentures	10,493	10,283
Total stockholders' equity	1,597,703	1,697,096
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,608,409**	**1,707,734**

CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
(dollars in thousands)	2022	2021	2020
Dividends from subsidiary	$ 109,013	102,014	56,014
Interest income	785	1,022	1,245
Investment gain	178	167	147
Total income	109,976	103,203	57,406
Subordinated debentures	615	1,189	512
Non-interest expense	1,451	1,292	1,196
Total expense	2,066	2,481	1,708
Income before income tax expense	107,910	100,722	55,698
Income tax expense	—	—	—
Income before undistributed net income of subsidiary	107,910	100,722	55,698
Earnings in excess of dividends (equity in undistributed net income) of subsidiary	67,738	67,199	41,253
NET INCOME	**$ 175,648**	**167,921**	**96,951**

CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)	For the Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 175,648	167,921	96,951
Adjustments to reconcile net income to net cash provided by operating activities			
Earnings in excess of dividends (equity in undistributed net income) of subsidiary	(67,738)	(67,199)	(31,444)
ESOP allocation	4,140	4,318	2,401
SAP allocation	9,407	5,451	5,330
Stock option allocation	198	200	189
Decrease (increase) in due from subsidiary—SAP	3,847	(4,061)	54,088
Increase in other assets	(13,817)	(3,430)	(138,256)
Decrease in other liabilities	(142)	(12)	(4,493)
Net cash provided by (used in) operating activities	111,543	103,188	(15,234)
Cash flows from investing activities:			
Cash received, net of cash consideration paid for acquisition	—	—	78,089
Net decrease in ESOP loan	6,387	5,939	5,558
Net cash provided by investing activities	6,387	5,939	83,647
Cash flows from financing activities:			
Purchases of treasury stock	(46,530)	(20,711)	(21,161)
Purchase of employee restricted shares to fund statutory tax withholding	(1,021)	(961)	(969)
Cash dividends paid	(72,023)	(71,478)	(65,823)
Repayment of subordinated debentures	—	(15,000)	—
Shares issued dividend reinvestment plan	—	—	451
Stock options exercised	—	887	—
Net cash used in financing activities	(119,574)	(107,263)	(87,502)
Net increase (decrease) in cash and cash equivalents	(1,644)	1,864	(19,089)
Cash and cash equivalents at beginning of period	12,498	10,634	29,723
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 10,854**	**12,498**	**10,634**



⫸ ANNUAL MEETING

The annual meeting of stockholders will be held virtually on April 27, 2023 at 10:00 a.m.

⫸ STOCK LISTING

The common stock of Provident Financial Services, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol **PFS**.

⫸ TRANSFER AGENT

Stockholders wishing to update their address, transfer ownership of stock certificates, report lost certificates or inquire regarding other stock registration matters should contact:

> Broadridge Corporate Issuer Solutions, Inc.
> P.O. Box 1342
> Brentwood, New York 11717
> 1-888-235-9148
> shareholder@broadridge.com

⫸ CONTACT INFORMATION

Information regarding Provident Financial Services, Inc. and Provident Bank is available on our web site: provident.bank

For additional information contact:

> Provident Financial Services, Inc.
> Investor Relations
> 111 Wood Avenue South
> Iselin, New Jersey 08830
> 1 (732) 590-9300
> investorrelations@provident.bank

⫸ INDEPENDENT PUBLIC ACCOUNTANTS

> KPMG LLP
> 51 JFK Parkway
> Short Hills, New Jersey 07078



239 WASHINGTON STREET
JERSEY CITY, NJ

PROVIDENT.BANK

PROVIDENT FINANCIAL SERVICES, INC. | 2022 ANNUAL REPORT AND FORM 10-K